                                                      Registration No. 333-94037
================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                          PRE-EFFECTIVE AMENDMENT NO. 2

                                   TO FORM S-6

              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

                        NATIONWIDE VLI SEPARATE ACCOUNT-4
                              (EXACT NAME OF TRUST)

                        NATIONWIDE LIFE INSURANCE COMPANY
                              ONE NATIONWIDE PLAZA
                              COLUMBUS, OHIO 43215
              (EXACT NAME AND ADDRESS OF DEPOSITOR AND REGISTRANT)

                               PATRICIA R. HATLER
                                    SECRETARY
                              ONE NATIONWIDE PLAZA
                              COLUMBUS, OHIO 43215
                     (NAME AND ADDRESS OF AGENT FOR SERVICE)


                          ----------------------------


Approximate date of proposed public offering: (Upon the effective date of this Registration Statement. August 4, 2000 requested.


The Registrant hereby agrees to amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall therefore become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.



================================================================================

                        CROSS REFERENCE TO ITEMS REQUIRED
                                 BY FORM N-8B-2

N-8B-2 ITEM                                CAPTION IN PROSPECTUS

 1.........................................Nationwide Life Insurance Company
                                           The Variable Account
 2.........................................Nationwide Life Insurance Company
 3.........................................Custodian of Assets
 4.........................................Distribution of The Policies
 5.........................................The Variable Account
 6.........................................Not Applicable
 7.........................................Not Applicable
 8.........................................Not Applicable
 9.........................................Legal Proceedings
10.........................................Information About The Policies;
                                           How The Cash Value Varies; Right
                                           to Exchange for a Fixed Benefit
                                           Policy; Reinstatement; Other
                                           Policy Provisions
11.........................................Investments of The Variable Account
12.........................................The Variable Account
13.........................................Policy Charges Reinstatement
14.........................................Underwriting and Issuance -
                                           Premium Payments Minimum Requirements
                                           for Issuance of a Policy
15.........................................Investments of the Variable
                                           Account; Premium Payments
16.........................................Underwriting and Issuance -
                                           Allocation of Cash Value
17.........................................Surrendering The Policy for Cash
18.........................................Reinvestment
19.........................................Not Applicable
20.........................................Not Applicable
21.........................................Policy Loans
22.........................................Not Applicable
23.........................................Not Applicable
24.........................................Not Applicable
25.........................................Nationwide Life Insurance Company
26.........................................Not Applicable
27.........................................Nationwide Life Insurance Company

N-8B-2 ITEM                                CAPTION IN PROSPECTUS

28.........................................Company Management
29.........................................Company Management
30.........................................Not Applicable
31.........................................Not Applicable
32.........................................Not Applicable
33.........................................Not Applicable
34.........................................Not Applicable
35.........................................Nationwide Life Insurance Company
36.........................................Not Applicable
37.........................................Not Applicable
38.........................................Distribution of The Policies
39.........................................Distribution of The Policies
40.........................................Not Applicable
41(a)......................................Distribution of The Policies
42.........................................Not Applicable
43.........................................Not Applicable
44.........................................How The Cash Value Varies
45.........................................Not Applicable
46.........................................How The Cash Value Varies
47.........................................Not Applicable
48.........................................Custodian of Assets
49.........................................Not Applicable
50.........................................Not Applicable
51.........................................Summary of The Policies;
                                           Information About The Policies
52.........................................Substitution of Securities
53.........................................Taxation of The Company
54.........................................Not Applicable
55.........................................Not Applicable
56.........................................Not Applicable
57.........................................Not Applicable
58.........................................Not Applicable
59.........................................Financial Statements

                       NATIONWIDE LIFE INSURANCE COMPANY

   Last Survivor Flexible Premium Variable Universal Life Insurance Policies

                  Issued by Nationwide Life Insurance Company
                 through its Nationwide VLI Separate Account-4


                 The date of this prospectus is August 4, 2000.


--------------------------------------------------------------------------------


This prospectus contains basic information you should know about the policies before investing. Please read it and keep it for future reference.


The following underlying mutual funds are available under the policies:

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC., A MEMBER OF THE AMERICAN CENTURY(SM) FAMILY OF INVESTMENTS
   o    American Century VP Income & Growth
   o    American Century VP International
   o    American Century VP Value

DREYFUS
   o    Dreyfus Investment Portfolios - European Equity Portfolio
   o    The Dreyfus Socially Responsible Growth Fund, Inc.
   o    Dreyfus Stock Index Fund
   o Dreyfus Variable Investment Fund - Appreciation Portfolio (formerly, Dreyfus Variable Investment Fund - Capital Appreciation Portfolio)

FEDERATED INSURANCE SERIES
   o    Federated Quality Bond Fund II

FIDELITY VARIABLE INSURANCE PRODUCTS FUND
   o    VIP Equity-Income Portfolio: Service Class
   o    VIP Growth Portfolio: Service Class
   o    VIP High Income Portfolio: Service Class*
   o    VIP Overseas Portfolio: Service Class

FIDELITY VARIABLE INSURANCE PRODUCTS FUND II
   o    VIP II Contrafund Portfolio: Service Class

FIDELITY VARIABLE INSURANCE PRODUCTS FUND III
   o    VIP III Growth Opportunities Portfolio: Service Class

JANUS ASPEN SERIES
   o    Capital Appreciation Portfolio: Service Shares
   o    Global Technology Portfolio: Service Shares
   o    International Growth Portfolio: Service Shares

MORGAN STANLEY
   THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
   (FORMERLY, MORGAN STANLEY DEAN WITTER UNIVERSAL FUNDS, INC.)
   o    Emerging Markets Debt Portfolio
   o    Mid Cap Growth Portfolio
   VAN KAMPEN LIFE INVESTMENT TRUST
   o    Morgan Stanley Real Estate Securities Portfolio

NATIONWIDE SEPARATE ACCOUNT TRUST
   o    Capital Appreciation Fund
   o    Government Bond Fund
   o    Money Market Fund
   o    Total Return Fund
   o Nationwide Balanced Fund (subadviser: J.P. Morgan Investment Management, Inc.)
   o Nationwide Global 50 Fund (formerly, Nationwide Global Equity Fund) (subadviser: J.P. Morgan Investment Management Inc.)
   o Nationwide Mid Cap Index Fund (formerly, Nationwide Select Advisers Mid Cap Fund)(subadviser: The Dreyfus Corporation)
   o Nationwide Multi Sector Bond Fund* (subadviser: Miller, Anderson & Sherrerd, LLP)
   o Nationwide Small Cap Growth Fund (formerly, Nationwide Select Advisers Small Cap Growth Fund) (subadvisers: Franklin Advisers, Inc., Miller Anderson & Sherrerd, LLP, Neuberger Berman, LLC)
   o    Nationwide Small Cap Value Fund (subadviser: The Dreyfus Corporation)

   o Nationwide Small Company Fund (subadvisers: The Dreyfus Corporation, Neuberger Berman, L.L.C., Lazard Asset Management and Strong Capital Management, Inc.)

   o    Nationwide Strategic Growth Fund (subadviser: Strong Capital Management
        Inc.)

NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
   o    AMT Guardian Portfolio
   o    AMT Mid-Cap Growth Portfolio
   o    AMT Partners Portfolio

OPPENHEIMER VARIABLE ACCOUNT FUNDS
   o Oppenheimer Aggressive Growth Fund/VA (formerly "Oppenheimer Capital Appreciation Fund")
   o    Oppenheimer Capital Appreciation Fund/VA (formerly "Oppenheimer Growth
        Fund")
   o    Oppenheimer Variable Account Funds - Oppenheimer Global Securities
        Fund/VA
   o Oppenheimer Main Street Growth & Income Fund/VA (formerly "Oppenheimer Growth & Income Fund")

STRONG OPPORTUNITY FUND II, INC.

VAN ECK WORLDWIDE INSURANCE TRUST
   o    Worldwide Emerging Markets Fund
   o    Worldwide Hard Assets Fund

*These underlying mutual funds invest in lower quality debt securities commonly referred to as junk bonds.

For general information or to obtain FREE copies of the:

   o prospectus, annual report or semi-annual report for any underlying mutual fund; and
   o    any required Nationwide forms,

call:              1-800-547-7548
               TDD 1-800-238-3035

or write:

     NATIONWIDE LIFE INSURANCE COMPANY
     P.O. BOX 182150
     COLUMBUS, OHIO 43218-2150

Material incorporated by reference in this prospectus can be found on the SEC website at:

                                   www.sec.gov

Information about this and other Best of America Products can be found on the world-wide web at:

                              www.bestofamerica.com

This policy is NOT:
   o    a bank deposit;
   o    endorsed by a bank or government agency;
   o    federally insured; or
   o    available in every state.

The life insurance policies offered by this prospectus are flexible premium variable universal life insurance policies. They provide flexibility to vary the amount and frequency of premium payments. A cash surrender value may be offered if the policy is terminated during the lifetime of the insured.

The purpose of this policy is to provide life insurance protection for the beneficiary named in the policy. No claim is made that the policy is in any way similar or comparable to a systematic investment plan of a mutual fund. The death benefit and cash value of this policy may vary to reflect the experience of the Nationwide VLI Separate Account-4 (the "variable account") or the fixed account, depending on how premium payments are invested.

Investors assume certain risks when investing in the policies, including the risk of losing money.

Nationwide guarantees the death benefit for as long as the policy is in force. The cash surrender value is not guaranteed. The policy will lapse if the cash surrender value is insufficient to cover policy charges.

Benefits described in this prospectus may not be available in every jurisdiction
- refer to your policy for specific benefit information.

THIS PROSPECTUS IS NOT AN OFFERING IN ANY JURISDICTION WHERE SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

GLOSSARY OF SPECIAL TERMS

ATTAINED AGE- The insured's age on the policy date, plus the number of full years since the policy date.

ACCUMULATION UNIT- An accounting unit of measure used to calculate the cash value of the variable account.

AVERAGE ISSUE AGE- The arithmetic average of the ages of the two insureds at policy issuance.

BASIC COVERAGE- One of the two types of coverage that comprise the specified amount. The other type is supplemental coverage.

CASH VALUE- Cash value is the sum of the value of the assets in the sub-accounts, the fixed account and any amount in the Policy Loan Account.

FIXED ACCOUNT- An investment option which is funded by the general account of Nationwide.

GENERAL ACCOUNT- All assets of Nationwide other than those of the variable account or in other separate accounts that have been or may be established by Nationwide.

IRS GUIDELINE LEVEL PREMIUM- The amount of level annual premium, calculated in accordance with the provisions of the Internal Revenue Code, guaranteed mortality and expense charges, and an interest rate of 4%.

MATURITY DATE- The policy anniversary on or next following the younger insured's 100th birthday.

NATIONWIDE- Nationwide Life Insurance Company.

NET AMOUNT AT RISK- The death benefit minus the cash value calculated at the beginning of each policy month.

NET PREMIUMS- Net premiums are equal to the actual premiums minus the percent of premium charges. The percent of premium charges are shown on the policy data page.

SEC GUIDELINE LEVEL PREMIUM- The level annual premiums required to mature the policy under reasonable mortality and expense charges with an annual effective interest rate of 5%. It is calculated pursuant to Rule 6e-3(T) of the Investment Company Act of 1940.

SPECIFIED AMOUNT- The base benefit of the policy for which the death benefit will be calculated.

SUB-ACCOUNTS- Divisions of the variable account to which underlying mutual fund shares are allocated and for which accumulation units are separately maintained.

SUPPLEMENTAL COVERAGE- One of the two types of coverage that comprise the specified amount. Supplemental coverage can never exceed 90% of the specified amount. Supplemental coverage is not available in New York or New Jersey.

VALUATION PERIOD - Each day the New York Stock Exchange is open.

VARIABLE ACCOUNT- Nationwide VLI Separate Account-4, a separate account of Nationwide Life Insurance Company that contains variable account allocations. The variable account is divided into sub-accounts, each of which invests in shares of a separate underlying mutual fund.

TABLE OF CONTENTS

GLOSSARY OF SPECIAL TERMS....................................................

SUMMARY OF POLICY EXPENSES...................................................

UNDERLYING MUTUAL FUND ANNUAL EXPENSES.......................................

SYNOPSIS OF THE POLICIES.....................................................

NATIONWIDE LIFE INSURANCE COMPANY............................................

NATIONWIDE INVESTMENT SERVICES CORPORATION...................................

INVESTING IN THE POLICY......................................................
     The Variable Account and Underlying Mutual Funds
     The Fixed Account

INFORMATION ABOUT THE POLICIES...............................................
     Minimum Requirements for Policy Issuance
     Premium Payments
     Death Benefit Guarantees
     Pricing

POLICY CHARGES...............................................................
     Sales Load
     Tax Expense Charge
     Surrender Charges
     Monthly Cost of Insurance
     Monthly Administrative Charge
     Mortality and Expense Risk Charge
     Income Tax
     Reduction of Charges

SURRENDERING THE POLICY FOR CASH.............................................
     Surrender (Redemption)
     Cash Surrender Value
     Partial Surrenders
     Income Tax Withholding

VARIATION IN CASH VALUE......................................................

POLICY PROVISIONS............................................................
     Policy Owner
     Beneficiary
     Changes in Existing Insurance Coverage

OPERATION OF THE POLICY......................................................
     Allocation of Net Premium and Cash Value
     How the Investment Experience is Determined
     Net Investment Factor
     Determining the Cash Value
     Transfers

RIGHT TO REVOKE..............................................................

POLICY LOANS.................................................................
     Taking a Policy Loan
     Effect on Investment Performance
     Interest
     Effect on Death Benefit and Cash Value
     Repayment

ASSIGNMENT...................................................................

POLICY OWNER SERVICES........................................................
     Dollar Cost Averaging

DEATH BENEFIT INFORMATION....................................................
     Calculation of the Death Benefit
     Changes in the Death Benefit Option
     Proceeds Payable on Death
     Incontestability
     Error in Age or Sex
     Suicide
     Maturity Proceeds

RIGHT OF CONVERSION..........................................................

GRACE PERIOD.................................................................
     Grace Period without Death Benefit Guarantees
     Lifetime Guaranteed Policy Continuation
     Limited Guaranteed Policy Continuation
     Reinstatement

TAX MATTERS..................................................................
     Policy Proceeds
     Withholding
     Federal Estate and Generation-Skipping Transfers Taxes
     Non-Resident Aliens
     Taxation of Policy Split Option Rider
     Description of Cash Value Accumulation Test and
         Guideline Premium Cash Value Corridor Test
     Taxation of Nationwide
     Tax Changes

LEGAL CONSIDERATIONS.........................................................

STATE REGULATION.............................................................

REPORTS TO POLICY OWNERS.....................................................

ADVERTISING..................................................................

LEGAL PROCEEDINGS............................................................

EXPERTS......................................................................

REGISTRATION STATEMENT.......................................................

LEGAL OPINIONS...............................................................

DISTRIBUTION OF THE POLICIES.................................................

ADDITIONAL INFORMATION ABOUT NATIONWIDE......................................

APPENDIX A: OBJECTIVES FOR UNDERLYING MUTUAL FUNDS...........................

APPENDIX B: ILLUSTRATIONS OF CASH VALUES,
     CASH SURRENDER VALUES, AND DEATH BENEFITS...............................

APPENDIX C: PERFORMANCE SUMMARY INFORMATION..................................

SUMMARY OF POLICY EXPENSES

Nationwide deducts certain charges from the policy. Charges are made for administrative and sales expenses, tax expenses, providing life insurance protection and assuming the mortality and expense risks (see "Policy Charges").

DEDUCTIONS FROM PREMIUM PAYMENTS

Nationwide deducts a sales load and a premium expense charge from each premium payment received. The sales load is guaranteed never to exceed 2.5% for each premium payment. Currently, the sales load is 1.5% for policy years 1 through 10 and 0.5% thereafter.

The tax expense charge is approximately 3.5% of premiums for all states (see "Sales Load" and "Tax Expense Charges").

MONTHLY DEDUCTIONS FROM THE POLICY'S CASH VALUE

MONTHLY COST OF INSURANCE

The monthly cost of insurance charge for each policy month is determined by multiplying the monthly cost of insurance rate by the net amount at risk. The net amount at risk is the difference between the death benefit and the policy's cash value as calculated at the beginning of each policy month. This deduction is charged proportionately to the cash value in each sub-account and the fixed account (see "Monthly Cost of Insurance").

MONTHLY ADMINISTRATIVE CHARGE

An administrative charge is deducted monthly on a proportionate basis from the cash value in each sub-account and the fixed account. This charge is the sum of the per policy charge and the per $1,000 basic charge. The per policy charge is equal to:

o    $10 per month in the first policy year;

o $5 per month in policy years 2 through 20 if the specified amount is equal to or more than $150,000;

o $3 per month in policy years 2 through 20 if the specified amount is less than $150,000;

o    $0 per month in policy years 21 and after.

The per $1,000 basic coverage charge is determined for the first three policy years. This monthly charge is derived as the sum of the charges for both insureds per the following table:

-------------------- ------------------ ----------------
 Average Issue Age    Current Fee Per   Guaranteed Fee
                         $1,000 of       Per $1,000 of
                       Initial Basic     Initial Basic
                         Coverage          Coverage
-------------------- ------------------ ----------------
        21                 $0.06             $0.10
-------------------- ------------------ ----------------
        22                 $0.06             $0.10
-------------------- ------------------ ----------------
        23                 $0.06             $0.10
-------------------- ------------------ ----------------
        24                 $0.06             $0.10
-------------------- ------------------ ----------------
        25                 $0.06             $0.10
-------------------- ------------------ ----------------
        26                 $0.06             $0.10
-------------------- ------------------ ----------------
        27                 $0.06             $0.12
-------------------- ------------------ ----------------
        28                 $0.06             $0.13
-------------------- ------------------ ----------------
        29                 $0.06             $0.14
-------------------- ------------------ ----------------
        30                 $0.08             $0.15
-------------------- ------------------ ----------------
        31                 $0.10             $0.16
-------------------- ------------------ ----------------
        32                 $0.10             $0.16
-------------------- ------------------ ----------------
        33                 $0.11             $0.16
-------------------- ------------------ ----------------
        34                 $0.11             $0.16
-------------------- ------------------ ----------------
        35                 $0.11             $0.16
-------------------- ------------------ ----------------
        36                 $0.12             $0.16
-------------------- ------------------ ----------------
        37                 $0.13             $0.16
-------------------- ------------------ ----------------
        38                 $0.14             $0.16
-------------------- ------------------ ----------------
        39                 $0.15             $0.17
-------------------- ------------------ ----------------
        40                 $0.16             $0.18
-------------------- ------------------ ----------------
        41                 $0.16             $0.18
-------------------- ------------------ ----------------
        42                 $0.16             $0.18
-------------------- ------------------ ----------------
        43                 $0.16             $0.18
-------------------- ------------------ ----------------
        44                 $0.16             $0.18
-------------------- ------------------ ----------------
        45                 $0.16             $0.18
-------------------- ------------------ ----------------
        46                 $0.17             $0.19
-------------------- ------------------ ----------------
        47                 $0.18             $0.20
-------------------- ------------------ ----------------
        48                 $0.19             $0.21
-------------------- ------------------ ----------------
        49                 $0.20             $0.22
-------------------- ------------------ ----------------
        50                 $0.20             $0.23
-------------------- ------------------ ----------------
        51                 $0.21             $0.24
-------------------- ------------------ ----------------
        52                 $0.21             $0.25
-------------------- ------------------ ----------------
        53                 $0.22             $0.26
-------------------- ------------------ ----------------
        54                 $0.22             $0.27
-------------------- ------------------ ----------------
        55                 $0.23             $0.28
-------------------- ------------------ ----------------
        56                 $0.23             $0.29
-------------------- ------------------ ----------------
        57                 $0.24             $0.30
-------------------- ------------------ ----------------
        58                 $0.24             $0.31
-------------------- ------------------ ----------------
        59                 $0.25             $0.32
-------------------- ------------------ ----------------
        60                 $0.25             $0.33
-------------------- ------------------ ----------------

-------------------- ------------------ ----------------
 Average Issue Age    Current Fee Per   Guaranteed Fee
                         $1,000 of       Per $1,000 of
                       Initial Basic     Initial Basic
                         Coverage          Coverage
-------------------- ------------------ ----------------
        61                 $0.25             $0.34
-------------------- ------------------ ----------------
        62                 $0.25             $0.35
-------------------- ------------------ ----------------
        63                 $0.25             $0.36
-------------------- ------------------ ----------------
        64                 $0.25             $0.37
-------------------- ------------------ ----------------
        65                 $0.25             $0.38
-------------------- ------------------ ----------------
        66                 $0.25             $0.39
-------------------- ------------------ ----------------
        67                 $0.25             $0.40
-------------------- ------------------ ----------------
        68                 $0.25             $0.40
-------------------- ------------------ ----------------
        69                 $0.25             $0.40
-------------------- ------------------ ----------------
        70                 $0.25             $0.40
-------------------- ------------------ ----------------
        71                 $0.25             $0.40
-------------------- ------------------ ----------------
        72                 $0.25             $0.40
-------------------- ------------------ ----------------
        73                 $0.25             $0.40
-------------------- ------------------ ----------------
        74                 $0.25             $0.40
-------------------- ------------------ ----------------
        75                 $0.25             $0.40
-------------------- ------------------ ----------------
        76                 $0.25             $0.40
-------------------- ------------------ ----------------
        77                 $0.25             $0.40
-------------------- ------------------ ----------------
        78                 $0.25             $0.40
-------------------- ------------------ ----------------
        79                 $0.25             $0.40
-------------------- ------------------ ----------------
        80                 $0.25             $0.40
-------------------- ------------------ ----------------
        81                 $0.25             $0.40
-------------------- ------------------ ----------------
        82                 $0.25             $0.40
-------------------- ------------------ ----------------
        83                 $0.25             $0.40
-------------------- ------------------ ----------------
        84                 $0.25             $0.40
-------------------- ------------------ ----------------
        85                 $0.25             $0.40
-------------------- ------------------ ----------------

The maximum monthly charge is $750. The per $1,000 of basic coverage charge is $0 after the third policy year (see "Monthly Administrative Charge").

MORTALITY AND EXPENSE RISK CHARGE

A mortality and expense risk charge is deducted from the variable account on a monthly basis. Mortality and expense risk deductions will be charged proportionately to the cash value in each sub-account. The charge varies depending on the variable account value as follows:

---------------------------- --------------------------
  Variable Account Value       Mortality and Expense
                                    Risk Charge
---------------------------- --------------------------
     Less than $25,000                 0.60%
---------------------------- --------------------------
    $25,000 to $249,999                0.30%
---------------------------- --------------------------
     $250,000 or more                  0.10%
---------------------------- --------------------------

See "Mortality and Expense Risk Charge" later in this prospectus for additional information.

SURRENDER CHARGES

Nationwide deducts a surrender charge from the cash value of the policy if the policy is surrendered during the first nine policy years. The maximum surrender charge varies by the issue ages, sexes and underwriting classifications of the insureds and is calculated based on the initial basic coverage on the policy date.

The following table illustrates the maximum surrender charge per $1,000 of initial basic coverage for policies issued to a male non-smoking preferred and a female non-smoking other than preferred based on a $1 million specified amount:

---------------------------- --------------------------
     Average Issue Age         Per $1,000 of Initial
                                  Basic Coverage
---------------------------- --------------------------
            35                         $5.41
---------------------------- --------------------------
            45                         $8.40
---------------------------- --------------------------
            55                        $11.19
---------------------------- --------------------------
            65                        $15.64
---------------------------- --------------------------
            75                        $22.95
---------------------------- --------------------------

The surrender charge is comprised of an underwriting component and a sales component. The underwriting component varies by average issue age as follows:

--------------------------- ---------------------------
    Average Issue Age         Per $1,000 of Initial
                                  Basic Coverage
--------------------------- ---------------------------
     Age 0 Through 39                 $4.00
--------------------------- ---------------------------
  Age 40 Through Age 49               $6.00
--------------------------- ---------------------------
  Age 50 Through Age 59               $7.00
--------------------------- ---------------------------
  Age 60 Through Age 85               $8.00
--------------------------- ---------------------------

The sales component varies by average issue age as follows:

---------------------------- --------------------------
     Average Issue Age         Per $1,000 of Initial
                                  Basic Coverage
---------------------------- --------------------------
            35                         $1.41
---------------------------- --------------------------
            45                         $2.40
---------------------------- --------------------------
            55                         $4.19
---------------------------- --------------------------
            65                         $7.64
---------------------------- --------------------------
            75                        $14.95
---------------------------- --------------------------

Surrender charges are reduced beginning in the third policy year. The percentage of the surrender charge assessed is reflected in the following chart:


-------------------- ----------------------------------
  Policy Year(s)      Percentage of Surrender Charge
-------------------- ----------------------------------
         1                         100%
-------------------- ----------------------------------
         2                         100%
-------------------- ----------------------------------
         3                          90%
-------------------- ----------------------------------
         4                          80%
-------------------- ----------------------------------
         5                          70%
-------------------- ----------------------------------
         6                          60%
-------------------- ----------------------------------
         7                          50%
-------------------- ----------------------------------
         8                          40%
-------------------- ----------------------------------
         9                          30%
-------------------- ----------------------------------
    10 and over                      0%
-------------------- ----------------------------------

See "Surrender Charges" later in this prospectus for additional information.

                     UNDERLYING MUTUAL FUND ANNUAL EXPENSES
             (as a percentage of underlying mutual fund net assets,
                          after expense reimbursement)

   ----------------------------------------------------------------------------------------------------------------------------
                                                                Management       Other                     Total Underlying
                                                                   Fees        Expenses     12b-1 Fees   Mutual Fund Expenses
   ----------------------------------------------------------------------------------------------------------------------------
   American Century Variable Portfolios, Inc. - American           0.70%         0.00%         0.00%             0.70%
   Century VP Income & Growth
   ----------------------------------------------------------------------------------------------------------------------------
   American Century Variable Portfolios, Inc. - American           1.34%         0.00%         0.00%             1.34%
   Century VP International
   ----------------------------------------------------------------------------------------------------------------------------
   American Century Variable Portfolios, Inc. - American           1.00%         0.00%         0.00%             1.00%
   Century VP Value
   ----------------------------------------------------------------------------------------------------------------------------
   Dreyfus Investment Portfolios - European Equity Portfolio       1.00%         0.25%         0.00%             1.25%
   ----------------------------------------------------------------------------------------------------------------------------
   The Dreyfus Socially Responsible Growth Fund, Inc.              0.75%         0.04%         0.00%             0.79%
   ----------------------------------------------------------------------------------------------------------------------------
   Dreyfus Stock Index Fund, Inc.                                  0.25%         0.01%         0.00%             0.26%
   ----------------------------------------------------------------------------------------------------------------------------
   Dreyfus Variable Investment Fund - Appreciation Portfolio       0.43%         0.35%         0.00%             0.78%
   (formerly, Dreyfus Variable Investment Fund - Capital
   Appreciation Portfolio)
   ----------------------------------------------------------------------------------------------------------------------------
   Federated Insurance Series - Federated Quality Bond Fund II     0.00%         0.68%         0.00%             0.68%
   ----------------------------------------------------------------------------------------------------------------------------
   Fidelity VIP Equity-Income Portfolio:  Service Class            0.48%         0.08%         0.10%             0.66%
   ----------------------------------------------------------------------------------------------------------------------------
   Fidelity VIP Growth Portfolio:  Service Class                   0.58%         0.07%         0.10%             0.75%
   ----------------------------------------------------------------------------------------------------------------------------
   Fidelity VIP High Income Portfolio:  Service Class              0.58%         0.11%         0.10%             0.79%
   ----------------------------------------------------------------------------------------------------------------------------
   Fidelity VIP Overseas Portfolio:  Service Class                 0.73%         0.15%         0.10%             0.98%
   ----------------------------------------------------------------------------------------------------------------------------
   Fidelity VIP II Contrafund Portfolio:  Service Class            0.58%         0.07%         0.10%             0.75%
   ----------------------------------------------------------------------------------------------------------------------------
   Fidelity VIP III Growth Opportunities Portfolio:  Service       0.58%         0.10%         0.10%             0.78%
   Class
   ----------------------------------------------------------------------------------------------------------------------------
   Janus Aspen Series - Capital Appreciation Portfolio:            0.65%         0.04%         0.25%             0.94%
   Service Shares
   ----------------------------------------------------------------------------------------------------------------------------
   Janus Aspen Series - Global Technology Portfolio: Service       0.65%         0.13%         0.25%             1.03%
   Shares
   ----------------------------------------------------------------------------------------------------------------------------
   Janus Aspen Series - International Growth Portfolio:            0.65%         0.11%         0.25%             1.01%
   Service Shares
   ----------------------------------------------------------------------------------------------------------------------------
   NSAT Capital Appreciation Fund                                  0.60%         0.14%         0.00%             0.74%
   ----------------------------------------------------------------------------------------------------------------------------
   NSAT Government Bond Fund                                       0.50%         0.15%         0.00%             0.65%
   ----------------------------------------------------------------------------------------------------------------------------
   NSAT Money Market Fund                                          0.39%         0.15%         0.00%             0.54%
   ----------------------------------------------------------------------------------------------------------------------------
   NSAT Total Return Fund                                          0.58%         0.14%         0.00%             0.72%
   ----------------------------------------------------------------------------------------------------------------------------
   NSAT Nationwide Balanced Fund                                   0.75%         0.15%         0.00%             0.90%
   ----------------------------------------------------------------------------------------------------------------------------
   NSAT Nationwide Global 50 Fund (formerly, NSAT Nationwide       1.00%         0.20%         0.00%             1.20%
   Global Equity Fund)
   ----------------------------------------------------------------------------------------------------------------------------
   NSAT Nationwide Mid Cap Index Fund (formerly, NSAT              0.88%         0.15%         0.00%             1.03%
   Nationwide Select Advisers Mid Cap Fund)
   ----------------------------------------------------------------------------------------------------------------------------
   NSAT Nationwide Multi-Sector Bond Fund                          0.75%         0.15%         0.00%             0.90%
   ----------------------------------------------------------------------------------------------------------------------------
   NSAT Nationwide Small Cap Growth Fund (formerly, NSAT           1.10%         0.20%         0.00%             1.30%
   Nationwide Select Advisers Small Cap Growth Fund)
   ----------------------------------------------------------------------------------------------------------------------------
   NSAT Nationwide Small Cap Value Fund                            0.90%         0.15%         0.00%             1.05%
   ----------------------------------------------------------------------------------------------------------------------------
   NSAT Nationwide Small Company Fund                              0.98%         0.17%         0.00%             1.15%
   ----------------------------------------------------------------------------------------------------------------------------
   NSAT Nationwide Strategic Growth Fund                           0.90%         0.10%         0.00%             1.00%
   ----------------------------------------------------------------------------------------------------------------------------
   NSAT Nationwide Strategic Value Fund                            0.90%         0.10%         0.00%             1.00%
   ----------------------------------------------------------------------------------------------------------------------------
   Neuberger Berman AMT - Guardian Portfolio                       0.85%         0.15%         0.00%             1.00%
   ----------------------------------------------------------------------------------------------------------------------------
   Neuberger Berman AMT - Mid-Cap Growth Portfolio                 0.85%         0.15%         0.00%             1.00%
   ----------------------------------------------------------------------------------------------------------------------------
   Neuberger Berman AMT - Partners Portfolio                       0.80%         0.07%         0.00%             0.87%
   ----------------------------------------------------------------------------------------------------------------------------

             (as a percentage of underlying mutual fund net assets,
                          after expense reimbursement)

   ----------------------------------------------------------------------------------------------------------------------------
                                                                Management       Other                     Total Underlying
                                                                   Fees        Expenses     12b-1 Fees   Mutual Fund Expenses
   ----------------------------------------------------------------------------------------------------------------------------
   Oppenheimer Variable Account Funds - Oppenheimer                0.66%         0.01%         0.00%             0.67%
   Aggressive Growth Fund/VA
   ----------------------------------------------------------------------------------------------------------------------------
   Oppenheimer Variable Account Funds - Oppenheimer Capital        0.68%         0.02%         0.00%             0.70%
   Appreciation Fund/VA
   ----------------------------------------------------------------------------------------------------------------------------
   Oppenheimer Variable Account Funds - Oppenheimer Global         0.67%         0.02%         0.00%             0.69%
   Securities Fund/VA
   ----------------------------------------------------------------------------------------------------------------------------
   Oppenheimer Variable Account Funds - Oppenheimer Main           0.73%         0.05%         0.00%             0.78%
   Street Growth & Income Fund/VA
   ----------------------------------------------------------------------------------------------------------------------------
   Strong Opportunity Fund II, Inc.                                1.00%         0.14%         0.00%             1.14%
   ----------------------------------------------------------------------------------------------------------------------------
   The Universal Institutional Funds, Inc. - Emerging Markets      0.45%         0.98%         0.00%             1.43%
   Debt Portfolio (formerly, Morgan Stanley Dean Witter
   Universal Funds, Inc. - Emerging Markets Debt Portfolio)
   ----------------------------------------------------------------------------------------------------------------------------
   The Universal Institutional Funds, Inc. - Mid Cap Growth        0.00%         1.05%         0.00%             1.05%
   Portfolio
   ----------------------------------------------------------------------------------------------------------------------------
   Van Eck Worldwide Insurance Trust - Worldwide Emerging          1.00%         0.34%         0.00%             1.34%
   Markets Fund
   ----------------------------------------------------------------------------------------------------------------------------
   Van Eck Worldwide Insurance Trust - Worldwide Hard Assets       1.00%         0.26%         0.00%             1.26%
   Fund
   ----------------------------------------------------------------------------------------------------------------------------
   Van Kampen Life Investment Trust - Morgan Stanley Real          0.97%         0.13%         0.00%             1.10%
   Estate Securities Portfolio
   ----------------------------------------------------------------------------------------------------------------------------
   Warburg Pincus Trust- Value Portfolio (formerly, Warburg        0.56%         0.44%         0.00%             1.00%
   Pincus Trust - Growth & Income Portfolio)
   ----------------------------------------------------------------------------------------------------------------------------
   Warburg Pincus Trust - International Equity Portfolio           1.00%         0.32%         0.00%             1.32%
   ----------------------------------------------------------------------------------------------------------------------------
   Warburg Pincus Trust - Global Post-Venture Capital              1.07%         0.33%         0.00%             1.40%
   Portfolio (formerly, Warburg Pincus Trust - Post-Venture
   Capital Portfolio)
   ----------------------------------------------------------------------------------------------------------------------------

The expenses shown above are deducted by the underlying mutual fund before it provides Nationwide with the daily net asset value. Nationwide then deducts applicable variable account charges from the net asset value calculating the unit value of the corresponding sub-account. The management fees and other expenses are more fully described in the prospectus for each underlying mutual fund. Information relating to the underlying mutual funds was provided by the underlying mutual funds and not independently verified by Nationwide.

Some underlying mutual funds are subject to fee waivers and expense reimbursements. The following chart shows what the expenses would have been for such funds without fee waivers and expense reimbursements.

UNDERLYING MUTUAL FUND ANNUAL EXPENSES
(as a percentage of underlying mutual fund net assets, before expense reimbursement)

-------------------------------------------------- ------------- ------------- -------------- ----------------------
                                                    Management      Other                       Total Underlying
                                                       Fees        Expenses     12b-1 Fees    Mutual Fund Expenses
-------------------------------------------------- ------------- ------------- -------------- ----------------------
Fidelity VIP Growth Portfolio: Service Class          0.58%         0.09%          0.10%              0.77%
-------------------------------------------------- ------------- ------------- -------------- ----------------------
Fidelity VIP Overseas Portfolio: Service Class        0.73%         0.18%          0.10%              1.01%
-------------------------------------------------- ------------- ------------- -------------- ----------------------
Fidelity VIP II Contrafund Portfolio: Service         0.58%         0.10%          0.10%              0.78%
Class
-------------------------------------------------- ------------- ------------- -------------- ----------------------
Fidelity VIP III Growth Opportunities Portfolio:      0.58%         0.11%          0.10%              0.79%
Service Class
-------------------------------------------------- ------------- ------------- -------------- ----------------------
NSAT Nationwide Balanced Fund                         0.75%         0.25%          0.00%              1.00%
-------------------------------------------------- ------------- ------------- -------------- ----------------------
NSAT Nationwide Global 50 Fund (formerly, NSAT        1.00%         0.54%          0.00%              1.54%
Nationwide Global Equity Fund)
-------------------------------------------------- ------------- ------------- -------------- ----------------------
NSAT Nationwide Mid Cap Index Fund (formerly,         0.88%         0.86%          0.00%              1.74%
NSAT Nationwide Select Advisers Mid Cap Fund)
-------------------------------------------------- ------------- ------------- -------------- ----------------------
NSAT Nationwide Multi-Sector Bond Fund                0.75%         0.27%          0.00%              1.02%
-------------------------------------------------- ------------- ------------- -------------- ----------------------
NSAT Nationwide Small Cap Growth Fund (formerly,      1.10%         1.30%          0.00%              2.40%
NSAT Nationwide Select Advisers Small Cap Growth
Fund)
-------------------------------------------------- ------------- ------------- -------------- ----------------------
NSAT Nationwide Small Cap Value Fund                  0.90%         0.37%          0.00%              1.27%
-------------------------------------------------- ------------- ------------- -------------- ----------------------
NSAT Nationwide Strategic Growth Fund                 0.90%         0.33%          0.00%              1.23%
-------------------------------------------------- ------------- ------------- -------------- ----------------------
NSAT Nationwide Strategic Value Fund                  0.90%         0.32%          0.00%              1.22%
-------------------------------------------------- ------------- ------------- -------------- ----------------------
Neuberger Berman AMT Mid-Cap Growth Portfolio         0.93%         0.15%          0.00%              1.08%
-------------------------------------------------- ------------- ------------- -------------- ----------------------
The Universal Institutional Funds, Inc. -             0.80%         0.98%          0.00%              1.78%
Emerging Markets Debt Portfolio (formerly,
Morgan Stanley Dean Witter Universal Funds, Inc.
- Emerging Markets Debt Portfolio)
-------------------------------------------------- ------------- ------------- -------------- ----------------------
The Universal Institutional Funds, Inc. - Mid         0.75%         7.31%          0.00%              8.06%
Cap Growth Portfolio
-------------------------------------------------- ------------- ------------- -------------- ----------------------
Van Eck Worldwide Insurance Trust - Worldwide         1.00%         0.54%          0.00%              1.54%
Emerging Markets Fund
-------------------------------------------------- ------------- ------------- -------------- ----------------------
Van Kampen Life Investment Trust - Morgan             1.00%         0.13%          0.00%              1.13%
Stanley Real Estate Securities Portfolio
-------------------------------------------------- ------------- ------------- -------------- ----------------------
Warburg Pincus Trust- Value Portfolio                 0.75%         0.59%          0.00%              1.34%
(formerly, Warburg Pincus Trust - Growth &
Income Portfolio)
---------------------------------------------------------------------------------------------------------------------
Warburg Pincus Trust- Global Post-Venture             1.25%         0.33%          0.00%              1.58%
Capital Portfolio (formerly, Warburg Pincus
Trust- Post-Venture Capital Portfolio)
---------------------------------------------------------------------------------------------------------------------

SYNOPSIS OF THE POLICIES

The policy offered by this prospectus provides for life insurance coverage on two insureds. Nationwide pays the death proceeds on the death of the last surviving insured. The death benefit and cash value of the policy may increase or decrease to reflect the performance of the investment options chosen by the policy owner (see "Death Benefit Information").

CASH SURRENDER VALUE

The cash surrender value increases or decreases daily to reflect the investment experience of the variable account and the daily crediting of interest in the fixed account and the policy loan account. The cash surrender value equals the policy's cash value, determined the next business date after the date Nationwide receives a proper written request for surrender and the policy (or a lost policy form), minus any charges, indebtedness or other deductions due on that date, which may also include a surrender charge.

PREMIUMS

The initial premium is shown on the policy data page. Additional premium payments may be made at any time while the policy is in force. Each premium payment must be at least $50.

TAXATION

The policies described in this prospectus meet the definition of "life insurance" under Section 7702 of the Internal Revenue Code. Nationwide will monitor compliance with the tests provided by Section 7702 to insure the policies continue to receive this favored tax treatment (see "Tax Matters").

NONPARTICIPATING POLICIES

The policies are nonparticipating policies on which no dividends are payable. The policies do not share in the profits or surplus earnings of Nationwide.

RIDERS

A rider may be added to the policy (availability varies by state).

Riders currently include:
o    Policy Split Option;
o    Estate Protection;
o    Maturity Extension Endorsement; and
o    Maturity Extension for Specified Amount.

These riders are not available in the State of New Jersey.

POLICY CANCELLATION

Policy owners may return the policy for any reason within certain time periods and Nationwide will refund the policy value or the amount required by law (see "Right to Revoke").

NATIONWIDE LIFE INSURANCE COMPANY

Nationwide is a stock life insurance company organized under the laws of the State of Ohio in March 1929. It is a member of the Nationwide group with its home office at One Nationwide Plaza, Columbus, Ohio 43215. Nationwide is a provider of life insurance, annuities and retirement products. It is admitted to do business in all states, the District of Columbia and Puerto Rico.

CUSTODIAN OF ASSETS

Nationwide serves as the custodian of the assets of the variable account.

OTHER CONTRACTS ISSUED BY NATIONWIDE

Nationwide does presently and will, from time to time, offer variable contracts and policies with benefits which vary in accordance with the investment experience of a separate account of Nationwide.

NATIONWIDE INVESTMENT SERVICES CORPORATION

The policies are distributed by Nationwide Investment Services Corporation ("NISC"), Two Nationwide Plaza, Columbus, Ohio 43215. (For policies issued in the State of Michigan, all references to NISC shall mean Nationwide

Investment Svcs. Corporation.) NISC is a wholly owned subsidiary of Nationwide.

INVESTING IN THE POLICY

THE VARIABLE ACCOUNT AND UNDERLYING MUTUAL FUNDS

Nationwide VLI Separate Account-4 is a separate account that invests in the underlying mutual fund options listed in Appendix A. Nationwide established the separate account on December 3, 1987, pursuant to Ohio law. Although the separate account is registered with the SEC as a unit investment trust pursuant to the Investment Company Act of 1940 ("1940 Act"), the SEC does not supervise the management of Nationwide or the variable account.

Income, gains, and losses credited to, or charged against the variable account reflect the variable account's own investment experience and not the investment experience of Nationwide's other assets. The variable account's assets are held separately from Nationwide's assets and in general are not chargeable with liabilities incurred in any other business of Nationwide. Nationwide is obligated to pay all amounts promised to policy owners under the policies.

The variable account is divided into sub-accounts. Policy owners elect to have net premiums allocated among the sub-accounts and the fixed account at the time of application.

Nationwide uses the assets of each sub-account to buy shares of the underlying mutual funds based on policy owner instructions. A policy's investment performance depends upon the performance of the underlying mutual fund options chosen by the policy owner.

Each underlying mutual fund's prospectus contains more detailed information about that fund. Prospectuses for the underlying mutual funds should be read in conjunction with this prospectus.

Underlying mutual funds in the variable account are NOT publicly traded mutual funds. They are only available as investment options in variable life insurance policies or variable annuity contracts issued by life insurance companies or, in some cases, through participation in certain qualified pension or retirement plans.

The investment advisers of the underlying mutual funds may manage publicly traded mutual funds with similar names and investment objectives. However the underlying mutual funds are NOT directly related to any publicly traded mutual fund. Policy owners should not compare the performance of a publicly traded fund with the performance of underlying mutual funds participating in the variable account. The performance of the underlying mutual funds could differ substantially from that of any publicly traded funds.

Changes of Investment Policy

Nationwide may materially change the investment policy of the variable account. Nationwide must inform policy owners and obtain all necessary regulatory approvals. Any change must be submitted to the various state insurance departments which may disapprove it if deemed detrimental to the interests of the policy owners or if it renders Nationwide's operations hazardous to the public. If a policy owner objects, the policy owner may, upon written request, transfer all sub-account cash values to the fixed account. The policy owner has the later of 60 days (6 months in Pennsylvania) from the date of the investment policy change or 60 days (6 months in Pennsylvania) from being informed of the change to make the transfer. Nationwide will not assess a charge for this transfer.

Voting Rights

Policy owners who have allocated assets to the underlying mutual funds are entitled to certain voting rights. Nationwide will vote policy owner shares at special shareholder meetings based on policy owner instructions. However, if the law changes allowing Nationwide to vote in its own right, it may elect to do so.

Policy owners with voting interests in an underlying mutual fund will be notified of issues requiring the shareholder's vote as soon as possible prior to the shareholder meeting. Notification will contain proxy materials, and a form to return to Nationwide with voting instructions. Nationwide will vote shares for which no instructions are received in the same proportion as those that are received.

The number of shares which a policy owner may vote is determined by dividing the cash value of the amount they have allocated to an underlying mutual fund by the net asset value of that underlying mutual fund. Nationwide will designate a date for this determination not more than 90 days before the shareholder meeting.

Material Conflicts

The underlying mutual funds may be offered through separate accounts of other insurance companies, as well as through other separate accounts of Nationwide. Nationwide does not anticipate any disadvantages to this. However, it is possible that a conflict may arise between the interests of the variable account and one or more of the other separate accounts in which these underlying mutual funds participate.

Material conflicts may occur due to a change in law affecting the operations of variable life insurance policies and variable annuity contracts, or differences in the voting instructions of the contract owners and those of other companies. If a material conflict occurs, Nationwide will take whatever steps are necessary to protect contract owners and variable annuity payees, including withdrawal of the variable account from participation in the underlying mutual fund(s) involved in the conflict.

Substitution of Securities

Nationwide may substitute, eliminate and/or combine shares of another underlying mutual fund for shares already purchased or to be purchased in the future if either of the following occur:

1) shares of a current underlying mutual fund option are no longer available for investment; or

2)   further investment in an underlying mutual fund option is inappropriate.

No substitution, elimination, and/or combination of shares may take place without the prior approval of the SEC and state insurance departments.

THE FIXED ACCOUNT

The fixed account is an investment option that is funded by assets of Nationwide's general account. The general account contains all of Nationwide's assets other than those in other Nationwide separate accounts. It is used to support Nationwide's annuity and insurance obligations and may contain compensation for mortality and expense risks. Purchase payments will be allocated to the fixed account by election of the contract owner.

Under exemptive and exclusionary provisions, Nationwide's general account has not been registered under the Securities Act of 1933 and has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the general account nor any interest therein is subject to the provisions of these Acts. Nationwide has been advised that the staff of the SEC has not reviewed the disclosures in this prospectus relating to the fixed account. Disclosures regarding the general account may, however, be subject to certain generally applicable provisions of the federal securities laws concerning the accuracy and completeness of statements made in prospectuses.

The investment income earned by the fixed account will be allocated to the contracts at varying rate(s) set by Nationwide. The guaranteed rate for any purchase payment will be effective for not less than twelve months. Nationwide guarantees that the rate will not be less than 3.0% per year.

Any interest in excess of 3.0% will be credited to fixed account allocations at Nationwide's sole discretion. The contract owner assumes the risk that interest credited to fixed account allocations may not exceed the minimum guarantee of 3.0% for any given year.

New premium payments deposited to the contract which are allocated to the fixed account may receive a different rate of interest than amounts transferred from the sub-accounts to the fixed account and amounts maturing in the fixed account.

INFORMATION ABOUT THE POLICIES

MINIMUM REQUIREMENTS FOR POLICY ISSUANCE

This policy provides life insurance coverage with the flexibility to vary the amount and frequency of premium payments. At policy issuance, the policy owner selects the premium and specified amount, which consists of basic coverage and supplemental coverage, if any. The proportion of supplemental coverage is irrevocable. A policy owner can apply to increase or decrease the specified amount no more than once per policy year.

The minimum specified amount is $100,000. Supplemental coverage cannot exceed 90% of the specified amount.

Supplemental coverage differs from basic coverage in several respects:

   1) supplemental coverage has lower cost of insurance rates, on a current basis;

   2)   supplemental coverage has no surrender charges; and

   3) supplemental coverage has no monthly per unit charge, on a current basis.

Supplemental coverage is not available for policies issued in the State of New York.

Policies may be issued to insureds at ages consistent with Nationwide's underwriting guidelines. Before issuing any policy, Nationwide requires satisfactory evidence of insurability which may include medical examinations.

PREMIUM PAYMENTS

Each premium payment must be at least $50. The initial premium is payable in full at Nationwide's home office or to an authorized agent of Nationwide.

Upon payment of the initial premium, temporary insurance may be provided. Issuance of the continuing insurance coverage is dependent upon completion of all underwriting requirements, payment of initial premium, and delivery of the policy while both insureds are still living.

Additional premium payments may be made at any time while the policy is in force, subject to the following conditions:

   o Nationwide may require satisfactory evidence of insurability before accepting any additional premium payment which results in an increase in the net amount at risk.

   o Premium payments in excess of the premium limit established by the IRS to qualify the policy as a contract for life insurance will be refunded.

   o Nationwide may require policy indebtedness be repaid prior to accepting any additional premium payments.

Additional premium payments or other changes to the policy may jeopardize the policy's non-modified endowment status. Nationwide will monitor premiums paid and other policy transactions and will notify the policy owner when non-modified endowment contract status is in jeopardy.

Nationwide will send scheduled premium payment reminder notices to policy owners according to the premium mode shown on the policy data page.

DEATH BENEFIT GUARANTEES

Lifetime Guaranteed Policy Continuation

The policy will not lapse if cumulative premiums, less any indebtedness and partial withdrawals are greater than or equal to cumulative Lifetime Guaranteed Policy Continuation premiums (see "Grace Period").

Limited Guaranteed Policy Continuation

The policy will not lapse during the Limited Guaranteed Policy Continuation period if cumulative premiums, less any indebtedness and partial withdrawals, are greater than or equal to cumulative Limited Guaranteed Policy Continuation premiums. The Limited Guaranteed Policy Continuation period runs from the policy issue date to the policy anniversary on or next following the younger insured's 75th birthday (see "Grace Period").

PRICING

Premiums will not be priced when the New York Stock Exchange is closed or on the following nationally recognized holidays:

o New Year's Day                   o Independence Day
o Martin Luther King, Jr. Day      o Labor Day
o Presidents' Day                  o Thanksgiving
o Good Friday                      o Christmas
o Memorial Day

Nationwide also will not price purchase payments if:

1)   trading on the New York Stock Exchange is restricted;

2) an emergency exists making disposal or valuation of securities held in the variable account impracticable; or

3) the SEC, by order, permits a suspension or postponement for the protection of security holders.

Rules and regulations of the SEC will govern as to when the conditions described in (2) and (3) exist. If Nationwide is closed on days when the New York Stock Exchange is open, policy value may be affected since the policy owner would not have access to their account.

POLICY CHARGES

SALES LOAD

Nationwide deducts a sales load from each premium payment received. It is guaranteed never to exceed 2.5% of each premium payment. The sales load is 1.5% for policy years 1 through 10 and 0.5% thereafter.

The total sales load actually deducted from any policy will be equal to the sum of this front-end sales load plus any sales surrender charge.

TAX EXPENSE CHARGES

A charge equal to 3.5% is deducted from all premium payments when the premium payment is received in order to compensate Nationwide for certain administrative expenses which are incurred by Nationwide for taxes, which include premium or other taxes, imposed by various state and local jurisdictions, as well as federal taxes imposed under Section 848 of the Internal Revenue Code. These tax expenses to Nationwide consist of two components:

1)   a tax rate of 2.25% for state and local premium or other taxes; and

2)   a tax rate of 1.25% for federal taxes.

The amount charged may be more or less than the amount actually assessed by the state in which a particular policy owner lives.

Nationwide does not expect to make a profit from these charges.

SURRENDER CHARGES

Nationwide deducts a surrender charge from the cash value of any policy surrendered during the first 9 policy years. The charge is deducted proportionally from the cash value in each sub-account and the fixed account.

The maximum surrender charge varies by the issue ages, sexes, and underwriting classifications of the insureds and is calculated based on the initial basic coverage on the policy date.

The following table illustrates the maximum surrender charge per $1,000 of initial basic coverage for policies which are issued on a male non-tobacco preferred and a female non-tobacco other than preferred basis (see "Appendix B:
Illustrations of Cash Values, Cash Surrender Values, and Death Benefits" for specific examples) based on $1 million specified amount.

                Maximum Surrender Charges
  ------------------------------------------------------
                               Per $1,000 of Initial
      Average Issue Age            Basic Coverage
  ------------------------------------------------------
              35                        $5.41
  ------------------------------------------------------
              45                        $8.40
  ------------------------------------------------------
              55                       $11.19
  ------------------------------------------------------
              65                       $15.64
  ------------------------------------------------------
              75                       $22.95
  ------------------------------------------------------

The surrender charge is comprised of two components:

   o    an underwriting component; and

   o    a sales component.

The underwriting component varies by average issue age in the following manner:

                  Underwriting Component
   --------------------------------------------------------
                              Per $1,000 of Initial Basic
       Average Issue Age                Coverage
   --------------------------------------------------------
        Age 0 Through 39                $4.00
   --------------------------------------------------------
       Age 40 Through 49                $6.00
   --------------------------------------------------------
       Age 50 Through 59                $7.00
   --------------------------------------------------------
       Age 60 Through 85                $8.00
   --------------------------------------------------------

The underwriting component is designed to cover the administrative expenses associated with underwriting and issuing policies, including the costs of:

   o    processing applications;

   o    conducting medical exams;

   o    determining insurability and the insureds' underwriting class; and

   o    establishing policy records.

The remainder of the surrender charge that is not attributable to the underwriting component represents the sales component. The purpose of the sales component is to reimburse Nationwide for some of the expenses incurred in the distribution of the policies.

In no event will this component exceed 23.75% of the lesser of the SEC Guideline Level Premium required in the first year or the premiums actually paid in the first year.

The following table illustrates the maximum sales surrender charge per $1,000 of initial basic coverage based on a policy issued on a male non-tobacco preferred and a female non-tobacco other than preferred basis.

                     Maximum Sales Component
     ------------------------------------------------------
                             Per $1,000 of Initial Basic
       Average Issue Age              Coverage
     ------------------------------------------------------
              35                        $1.41
     ------------------------------------------------------
              45                        $2.40
     ------------------------------------------------------
              55                        $4.19
     ------------------------------------------------------
              65                        $7.64
     ------------------------------------------------------
              75                       $14.95
     ------------------------------------------------------

Nationwide does not expect to profit from the surrender charge. The surrender charge may be insufficient to recover certain expenses related to the sale of the policies. Unrecovered expenses are born by Nationwide's general assets which may include profits, if any, from mortality and expense risk charges. Additional premiums and/or income earned on assets in the variable account have no effect on the maximum surrender charges.

The surrender charge does not apply to increases or decreases in specified amount.

Reductions to Surrender Charges

Surrender charges are reduced in subsequent policy years as follows:

                  Surrender Charge
         as a Percentage of Surrender Charge

----------------------------------------------------
    Policy Year              Percentage of
                            Surrender Charge
----------------------------------------------------
         1                       100%
----------------------------------------------------
         2                       100%
----------------------------------------------------
         3                        90%
----------------------------------------------------
         4                        80%
----------------------------------------------------
         5                        70%
----------------------------------------------------
         6                        60%
----------------------------------------------------
         7                        50%
----------------------------------------------------
         8                        40%
----------------------------------------------------
         9                        30%
----------------------------------------------------
        10+                        0%
----------------------------------------------------

MONTHLY COST OF INSURANCE

The monthly cost of insurance charge reflects the anticipated mortality of both insureds and the fact that the death benefit is not payable until the death of the last surviving insured.

The monthly cost of insurance charge for each policy month is determined by multiplying the monthly cost of insurance rate by the net amount at risk. The net amount at risk is the difference between the death benefit and the policy's cash value, as calculated at the beginning of each policy month. This deduction is charged proportionately to the cash value in each sub-account and the fixed account.

Monthly cost of insurance rates will not exceed those guaranteed in the policy. Guaranteed cost of insurance rates are based on the 1980 Commissioners Standard Ordinary Mortality Table, Age Last Birthday (1980 CSO). Guaranteed cost of insurance rates for policies issued on a substandard basis are based on appropriate multiples of the 1980 CSO. These mortality tables are sex distinct. In addition, separate mortality tables will be used for tobacco and non-tobacco.

The rate class of an insured may affect the cost of insurance rate. Nationwide currently places insureds into both standard rate classes and substandard rate classes that involve a higher mortality risk. In an otherwise identical policy, an insured in the standard rate class will have a lower cost of insurance than an insured in a rate class with higher mortality risks.

MONTHLY ADMINISTRATIVE CHARGE

Nationwide deducts a monthly administrative expense charge proportionately from the cash value in each sub-account and the fixed account. This charge reimburses Nationwide for certain actual expenses related to maintenance of the policies including accounting and record keeping, and periodic reporting to policy owners. Nationwide does not expect to recover any amount in excess of aggregate maintenance expenses from this charge.

This charge is the sum of the per policy charge and the per $1,000 basic coverage. The per policy charge is equal to:

o    $10 per month in the first policy year;

o $5 per month in policy years 2 through 20 if the specified amount is equal to or greater than $150,000;

o $3 per month in policy years 2 through 20 if the specified amount is less than $150,000;

o    $0 per month in policy years 21 and on.

The per $1,000 basic coverage charge is determined for the first three policy years. This monthly charge is derived as the sum of the charges for both insureds per the following table:

-------------------- ------------------ ----------------
 Average Issue Age    Current Fee Per   Guaranteed Fee
                         $1,000 of       Per $1,000 of
                       Initial Basic     Initial Basic
                         Coverage          Coverage
-------------------- ------------------ ----------------
        21                 $0.06             $0.10
-------------------- ------------------ ----------------
        22                 $0.06             $0.10
-------------------- ------------------ ----------------
        23                 $0.06             $0.10
-------------------- ------------------ ----------------
        24                 $0.06             $0.10
-------------------- ------------------ ----------------
        25                 $0.06             $0.10
-------------------- ------------------ ----------------
        26                 $0.06             $0.10
-------------------- ------------------ ----------------
        27                 $0.06             $0.12
-------------------- ------------------ ----------------
        28                 $0.06             $0.13
-------------------- ------------------ ----------------
        29                 $0.06             $0.14
-------------------- ------------------ ----------------
        30                 $0.08             $0.15
-------------------- ------------------ ----------------
        31                 $0.10             $0.16
-------------------- ------------------ ----------------
        32                 $0.10             $0.16
-------------------- ------------------ ----------------
        33                 $0.11             $0.16
-------------------- ------------------ ----------------
        34                 $0.11             $0.16
-------------------- ------------------ ----------------
        35                 $0.11             $0.16
-------------------- ------------------ ----------------
        36                 $0.12             $0.16
-------------------- ------------------ ----------------
        37                 $0.13             $0.16
-------------------- ------------------ ----------------
        38                 $0.14             $0.16
-------------------- ------------------ ----------------
        39                 $0.15             $0.17
-------------------- ------------------ ----------------
        40                 $0.16             $0.18
-------------------- ------------------ ----------------
        41                 $0.16             $0.18
-------------------- ------------------ ----------------
        42                 $0.16             $0.18
-------------------- ------------------ ----------------
        43                 $0.16             $0.18
-------------------- ------------------ ----------------
        44                 $0.16             $0.18
-------------------- ------------------ ----------------
        45                 $0.16             $0.18
-------------------- ------------------ ----------------
        46                 $0.17             $0.19
-------------------- ------------------ ----------------
        47                 $0.18             $0.20
-------------------- ------------------ ----------------
        48                 $0.19             $0.21
-------------------- ------------------ ----------------
        49                 $0.20             $0.22
-------------------- ------------------ ----------------
        50                 $0.20             $0.23
-------------------- ------------------ ----------------
        51                 $0.21             $0.24
-------------------- ------------------ ----------------
        52                 $0.21             $0.25
-------------------- ------------------ ----------------
        53                 $0.22             $0.26
-------------------- ------------------ ----------------
        54                 $0.22             $0.27
-------------------- ------------------ ----------------

-------------------- ------------------ ----------------
 Average Issue Age    Current Fee Per   Guaranteed Fee
                         $1,000 of       Per $1,000 of
                       Initial Basic     Initial Basic
                         Coverage          Coverage
-------------------- ------------------ ----------------
        55                 $0.23             $0.28
-------------------- ------------------ ----------------
        56                 $0.23             $0.29
-------------------- ------------------ ----------------
        57                 $0.24             $0.30
-------------------- ------------------ ----------------
        58                 $0.24             $0.31
-------------------- ------------------ ----------------
        59                 $0.25             $0.32
-------------------- ------------------ ----------------
        60                 $0.25             $0.33
-------------------- ------------------ ----------------
        61                 $0.25             $0.34
-------------------- ------------------ ----------------
        62                 $0.25             $0.35
-------------------- ------------------ ----------------
        63                 $0.25             $0.36
-------------------- ------------------ ----------------
        64                 $0.25             $0.37
-------------------- ------------------ ----------------
        65                 $0.25             $0.38
-------------------- ------------------ ----------------
        66                 $0.25             $0.39
-------------------- ------------------ ----------------
        67                 $0.25             $0.40
-------------------- ------------------ ----------------
        68                 $0.25             $0.40
-------------------- ------------------ ----------------
        69                 $0.25             $0.40
-------------------- ------------------ ----------------
        70                 $0.25             $0.40
-------------------- ------------------ ----------------
        71                 $0.25             $0.40
-------------------- ------------------ ----------------
        72                 $0.25             $0.40
-------------------- ------------------ ----------------
        73                 $0.25             $0.40
-------------------- ------------------ ----------------
        74                 $0.25             $0.40
-------------------- ------------------ ----------------
        75                 $0.25             $0.40
-------------------- ------------------ ----------------
        76                 $0.25             $0.40
-------------------- ------------------ ----------------
        77                 $0.25             $0.40
-------------------- ------------------ ----------------
        78                 $0.25             $0.40
-------------------- ------------------ ----------------
        79                 $0.25             $0.40
-------------------- ------------------ ----------------
        80                 $0.25             $0.40
-------------------- ------------------ ----------------
        81                 $0.25             $0.40
-------------------- ------------------ ----------------
        82                 $0.25             $0.40
-------------------- ------------------ ----------------
        83                 $0.25             $0.40
-------------------- ------------------ ----------------
        84                 $0.25             $0.40
-------------------- ------------------ ----------------
        85                 $0.25             $0.40
-------------------- ------------------ ----------------


The maximum monthly charge is $750. The per $1,000 of basic coverage charge is $0 after the third policy year, unless there is an increase in the specified amount.

If, at any time, there is an increase in specified amount, the per $1,000 basic coverage charge will be assessed based on the amount of the specified amount increase and the age of the younger insured at the time of the increase. The per $1,000 basic coverage charge assessed as a result of the specified amount increase will be assessed for three policy years.


MORTALITY AND EXPENSE RISK CHARGE

Nationwide assumes certain risks for guaranteeing the mortality and expense charges. The mortality risk assumed under the policies is that both insureds may not live as long as expected. The expense risk assumed is that the actual expenses incurred in issuing and administering the policies may be greater than expected. In addition, Nationwide assumes risks associated with the non-recovery of policy issue, underwriting and other administrative expenses due to policies that lapse or are surrendered in the early policy years.

Nationwide deducts the mortality and expense risk charge from the variable account on a monthly basis. Mortality and expense risk deductions will be charged proportionally to the value in each sub-account. This charge varies depending on the variable account value, as described in the table that follows.

---------------------------- ----------------------------
  Variable Account Value     Mortality and Expense Risk
                                       Charge
---------------------------- ----------------------------
     Less than $25,000                  0.60%
---------------------------- ----------------------------
    $25,000 to $249,999                 0.30%
---------------------------- ----------------------------
     $250,000 or more                   0.10%
---------------------------- ----------------------------

Policy owners receive quarterly and annual statements, advising policy owners of the cancellation of accumulation units for mortality and expense risk charges.

FEDERAL INCOME TAX

No charge is assessed to policy owners for federal income taxes incurred by Nationwide as a result of the operations of the sub-accounts. However, Nationwide reserves the right to assess a charge for income taxes against the variable account if income taxes are incurred.

REDUCTION OF CHARGES

The policy is available for purchase by individuals, corporations and other groups. Nationwide may reduce or eliminate certain charges (sales load, surrender charge, monthly administrative charge, monthly cost of insurance charge, or other charges), where the size or nature of the group results in savings in sales, underwriting, administrative or other costs, to Nationwide. These charges may be reduced in certain group, sponsored arrangements or special exchange programs made available by Nationwide, (including employees of Nationwide and their families).

Eligibility for reduction in charges and the amount of any reduction is determined by a number of factors, including:

   o    the number of insureds;

   o    the total premium expected to be paid;

   o    total assets under management for the policy owner;

   o    the nature of the relationship among individual insureds;

   o    the purpose for which the policies are being purchased;

   o    the expected persistency of individual policies; and

   o any other circumstances which are rationally related to the expected reduction in expenses.

The extent and nature of reductions may change from time to time. The charge structure may vary. Variations are determined in a manner not unfairly discriminatory to policy owners which reflects differences in costs of services.

SURRENDERING THE POLICY FOR CASH

SURRENDER (REDEMPTION)

Policies may be surrendered for the cash surrender value any time while the insured is living. The cancellation will be effective as of the date Nationwide receives the policy accompanied by a signed, written request for cancellation. In some cases, Nationwide may require additional documentation of a customary nature.

CASH SURRENDER VALUE

The cash surrender value increases or decreases daily to reflect the investment experience of the variable account and the daily crediting of interest in the fixed account and the policy loan account.

The cash surrender value equals the policy's cash value, next computed after the date Nationwide receives a proper written request for surrender and the policy, minus any charges, indebtedness or other deductions due on that date, which may also include a surrender charge.

PARTIAL SURRENDERS

After the policy has been in force for one year, the policy owner may request a partial surrender.

Partial surrenders are permitted if they satisfy the following requirements:

   1)   the minimum partial surrender is $200;

   2) partial surrenders may not reduce the specified amount below the minimum issue amount ($100,000);

   3) the maximum amount of a partial surrender is the cash surrender value less the greater of $500 or three monthly deductions; and

   4) after the partial surrender, the policy continues to qualify as life insurance.

Nationwide reserves the right to limit the number of partial surrenders in each policy year.

When a partial surrender is made, the cash value is reduced by the amount of the partial surrender. Also, under death benefit Option 1, the specified amount is reduced by the amount of the partial surrender. The basic and supplemental specified amounts are reduced proportionally.

Partial surrenders will be first deducted from the values in the sub-accounts. Partial surrenders will be deducted from the fixed account only to the extent that insufficient values are available in the sub-accounts.

Nationwide reserves the right to deduct a fee for each partial surrender. The fee will not be more than the lesser of $25 or 2% of the amount of the partial surrender. Currently, Nationwide does not deduct this fee.

Certain partial surrenders may result in currently taxable income and tax penalties.

INCOME TAX WITHHOLDING

Federal law requires Nationwide to withhold income tax from any portion of surrender proceeds subject to tax. Nationwide will withhold income tax unless the policy owner advises Nationwide, in writing, of his or her request not to withhold. If a policy owner requests that taxes not be withheld, or if the taxes withheld are insufficient, the policy owner may be liable for payment of an estimated tax. Policy owners should consult a tax advisor.

VARIATION IN CASH VALUE

On any date during the policy year, the cash value equals the cash value on the preceding valuation date plus any net premium applied since the previous valuation date, minus any partial surrenders plus or minus any investment results, and less any policy charges.

There is no guaranteed cash value. The cash value will vary with the investment experience of the variable account and/or the daily crediting of interest in the fixed account and policy loan account depending on the allocation of cash value by the policy owner.

POLICY PROVISIONS

POLICY OWNER

While either insured is living, all rights in this policy are vested in the policy owner named in the application or as subsequently changed, subject to assignment, if any.

The policy owner may name a contingent policy owner or a new policy owner while either insured is living. Any change must be in a written form satisfactory to Nationwide and recorded at Nationwide's home office. Once recorded, the change will be effective when signed. The change will not affect any payment made or action taken by Nationwide before it was recorded. Nationwide may require that the policy be submitted for endorsement before making a change.

If the policy owner dies before both insureds, the policy owner's rights in this policy belong to the policy owner's estate.

BENEFICIARY

The beneficiary(ies) will be as named in the application or as subsequently changed, subject to assignment, if any.

The policy owner may name a new beneficiary while either insured is living. Any change must be in a written form satisfactory to Nationwide and recorded at Nationwide's home office. Once recorded, the change will be effective when signed. The change will not affect any payment made or action taken by Nationwide before it was recorded.

If any beneficiary predeceases an insured, that beneficiary's interest passes to any surviving beneficiary(ies), unless otherwise provided. Multiple beneficiaries will be paid in equal shares, unless otherwise provided. If no named beneficiary survives both insureds, the death proceeds will be paid to the policy owner or the policy owner's estate.

CHANGES IN EXISTING INSURANCE COVERAGE

The policy owner may request certain changes in the insurance coverage under the policy. Requests must be in writing and received by Nationwide. No change will take effect unless the cash surrender value after the change is sufficient to keep the policy in force for at least 3 months.

Any approved change will have an effective date of the monthly anniversary day on or next following the date Nationwide approves the application for the change. Basic and supplemental coverage will change proportionally.

Nationwide reserves the right to limit the number of specified amount changes to one each policy year.

Specified Amount Increases

After the first policy year, the policy owner may request an increase to the specified amount. Any increase will be subject to the following conditions:

1)   satisfactory evidence of insurability must be provided for both insureds;

2)   the increase must be for a minimum of $10,000; and

3)   age limits are the same as for a new issue.

Specified Amount Decreases

After the first policy year, the policy owner may also request a decrease to the specified amount. Any such decrease shall reduce insurance in the following order:

1)   against insurance provided by the most recent increase;

2)   against the next most recent increases successively; and

3)   against insurance provided under the original application.

Nationwide will refuse a request for a decrease which would:

1)   reduce the specified amount to less than the minimum issue amount; or

2)   disqualify the policy as a contract for life insurance.

OPERATION OF THE POLICY

ALLOCATION OF NET PREMIUM AND CASH VALUE

Nationwide allocates premium payments to sub-accounts or the fixed account, as instructed by policy owners. All percentage allocations must be in whole numbers, and must be at least 5%. The sum of allocations must equal 100%. Future premium allocations may be changed by giving written notice to Nationwide.

Premiums allocated to a sub-account on the application are allocated to the NSAT Money Market Fund during the period a policy owner can cancel the policy, unless a specific state requires premiums to be allocated to the fixed account. At the expiration of this period, these premiums are used to purchase shares of the underlying mutual funds specified by the policy owner at net asset value for the respective sub-account(s).

The policy owner may change the allocation of net premiums or may transfer cash value from one sub-account to another. Changes are subject to the terms and conditions imposed by each underlying mutual fund and those found in this prospectus. Net premiums allocated to the fixed account at the time of application may not be transferred from the fixed account prior to the first policy anniversary (see "Transfers").

HOW THE INVESTMENT EXPERIENCE IS DETERMINED

The accumulation unit value for a valuation period is determined by multiplying the accumulation unit value for each sub-account for the immediately preceding valuation period by the net investment factor for the sub-account for the subsequent valuation period. Though the number of accumulation units will not change as a result of investment experience, the value of an accumulation unit may increase or decrease from valuation period to valuation period.

NET INVESTMENT FACTOR

The net investment factor for any valuation period is determined by dividing (a) by (b) where:

a)   is:

     1) the net asset value per share of the underlying mutual fund held in the sub-account as of the end of the current valuation period; and

     2) the per share amount of any dividend or income distributions made by the underlying mutual fund (if the ex-dividend date occurs during the current valuation period).

b) is the net asset value per share of the underlying mutual fund determined as of the end of the immediately preceding valuation period.

The net investment factor may be greater or less than one; therefore, the value of an accumulation unit may increase or decrease. Nationwide does not currently assess any charge for income taxes incurred by Nationwide as a result of the operations of the sub-accounts. Nationwide reserves the right to assess a charge for such taxes if Nationwide determines that such taxes will be incurred.

DETERMINING THE CASH VALUE

The cash value is the sum of the value of all variable account accumulation units attributable to the policy plus amounts credited to the fixed account and the policy loan account.

The number of accumulation units credited to each sub-account is determined by dividing the net amount allocated to the sub-account by the accumulation unit value for the sub-account for the valuation period during which the premium is received by Nationwide. In the event part or all of the cash value is surrendered or charges or deductions are made against the cash value, an appropriate number of accumulation units from the variable account and an appropriate amount from the fixed account will be deducted in the same proportion that the policy owner's interest in the variable account and the fixed account bears to the total cash value.

The cash value in the fixed account and the policy loan account is credited with interest daily at an effective annual rate which Nationwide periodically declares. The annual effective rate will never be less than 3.0%. (For a description of the annual effective credited rates, see "The Fixed Account" and "Policy Loans.") Upon request, Nationwide will inform the policy owner of the then applicable rates for each account.

TRANSFERS

Policy owners can transfer allocations without penalty or adjustment subject to the following conditions:

   o Transfers between the fixed account and the variable account may not be made in the first policy year.

   o Transfers between the fixed account and the variable account may be made once per policy year.

   o    Transfers among sub-accounts may be made once per valuation date.

   o Nationwide reserves the right to restrict the amount transferred from the fixed account to 20% of the cash value in the fixed account. Policy owners who have entered into Dollar Cost Averaging agreements with Nationwide may transfer under the terms of that agreement.

   o Nationwide reserves the right to restrict the amount transferred to the fixed account to 20% of the cash value.

The policy owner's cash value in each sub-account will be determined as of the date Nationwide receives the transfer request in good order.

Transfer Requests

Nationwide will accept transfer requests in writing or in those states that allow, over the telephone. Nationwide will use reasonable procedures to confirm that telephone instructions are genuine and will not be liable for following instructions it reasonably determined to be genuine. Nationwide may withdraw the telephone exchange privilege upon 30 days written notice to policy owners.

Market-Timing Firms

Some policy owners may use market-timing firms or other third parties to make transfers on their behalf. Generally, in order to take advantage of perceived market trends, market- timing firms will submit transfer requests on behalf of multiple policy owners at the same time. Sometimes this can result in unusually large transfers of funds. These large transfers might interfere with the ability of Nationwide or the underlying mutual fund to process transactions. This can potentially disadvantage policy owners not using market-timing firms. To avoid this, Nationwide may modify the transfer rights of policy owners who use market-timing firms (or other third parties) to initiate transfers on their behalf.

The transfer rights of individual policy owners will not be modified in any way when instructions are submitted directly by the policy owner, or by the policy owner's representative (as authorized by the execution of a valid Nationwide Limited Power of Attorney Form).

To protect policy owners, Nationwide may refuse transfer requests:

   o submitted by any agent acting under a power of attorney on behalf of more than one policy owner; or

   o submitted on behalf of individual policy owners who have executed pre-authorized exchange forms which are submitted by market-timing firms (or other third parties) on behalf of more than one policy owner at the same time.

Nationwide will not restrict transfer rights unless Nationwide believes it to be necessary for the protection of all policy owners.

RIGHT TO REVOKE

A policy owner may cancel the policy by returning it by the latest of:

   o    10 days after receiving the policy;

   o    45 days after signing the application; or

   o    10 days after Nationwide delivers a Notice of Right to Withdrawal.

The policy can be mailed to the registered representative who sold it, or directly to Nationwide.

Returned policies are deemed void from the beginning. Nationwide will refund the amount prescribed by the state in which the policy was issued within seven days after it receives the policy. The refunded policy value will reflect the deduction of any policy charges, unless otherwise required by law. This right varies by state.

POLICY LOANS

TAKING A POLICY LOAN

The policy owner may take a policy loan at any time using the policy as security. Maximum policy indebtedness is limited to 90% of the cash value, less any surrender charges. The cash value less surrender charge is determined as of the loan date. Nationwide will not grant a loan for an amount less than $200. Policy indebtedness will be deducted from the death benefit, cash surrender value upon surrender, or the maturity proceeds.

Any request for a policy loan must be in written form. The request must be signed and, where permitted, the signature guaranteed by a member firm of the New York, American, Boston, Midwest, Philadelphia or Pacific Stock Exchanges, or by a commercial bank or a savings and loan which is a member of the Federal Deposit Insurance Corporation. Certain policy loans may result in currently taxable income and tax penalties.

A policy owner considering the use of policy loans in connection with his or her retirement income plan should consult his or her personal tax adviser regarding potential tax consequences that may arise if necessary payments are not made to keep the policy from lapsing. The amount of the payments necessary to prevent the policy from lapsing will increase with age.

EFFECT ON INVESTMENT PERFORMANCE

When a loan is made, an amount equal to the amount of the loan is transferred from the variable account to the policy loan account. If the assets relating to a policy are held in more than one sub-account, withdrawals from sub-accounts will be made in proportion to the assets in each sub-account at the time of the loan. Policy loans will be transferred from the fixed account only when sufficient amounts are not available in the sub-accounts.

The amount taken out of the variable account will not be affected by the variable account's investment experience while the loan is outstanding.

INTEREST

The annual effective loan interest rate charged on policy loans is 3.9%.

On a current basis, cash value in the policy loan account is credited with an annual effective rate of 3% during policy years 1 through 10 and an annual effective rate of 3.9% during the 11th and subsequent policy years. Nationwide may change the current interest crediting rate on the policy loans at any time at its sole discretion. However, the rate is guaranteed never to be lower than 3% during policy years 1 through 10 and 3.65% during the 11th and subsequent policy years.

If it is determined that such loans will be treated, as a result of the differential between the interest crediting rate and the loan interest rate, as taxable distributions under any applicable ruling, regulation, or court decision, Nationwide retains the right to increase the net cost (by decreasing the interest crediting rate) on all subsequent policy loans to an amount that would result in the transaction being treated as a loan under federal tax law. If this amount is not prescribed by such ruling, regulation, or court decision, the amount will be that which Nationwide considers to be more likely to result in the transaction being treated as a loan under federal tax law.

Amounts transferred to the policy loan account will earn interest daily from the date of transfer. The earned interest is transferred from the policy loan account to a variable account or the fixed account on each policy anniversary, at the time a new loan is requested, or at the time of loan repayment. It will be allocated according to the fund allocation factors in effect at the time of the transfer.

Interest is charged daily and is payable at the end of each policy year or at the time of loan repayment. Unpaid interest will be added to the existing policy indebtedness as of the due date and will be charged interest at the same rate as the rest of the indebtedness.

Whenever the total policy indebtedness exceeds the cash value less any surrender charges, Nationwide will send a notice to the policy owner and the assignee, if any. The policy will terminate without value 61 days after the mailing of the notice unless a sufficient repayment is made during that period. A repayment is sufficient if it is large enough to reduce the total policy indebtedness to an amount equal to the total cash value less any surrender charges plus an amount sufficient to continue the policy in force for 3 months.

EFFECT ON DEATH BENEFIT AND CASH VALUE

A policy loan, whether or not repaid, will have a permanent effect on the death benefit and cash value because the investment results of the variable account or the fixed account will apply only to the non-loaned portion of the cash value. The longer the loan is outstanding, the greater the effect is likely to be. Depending on the investment results of the variable account or the fixed account while the loan is outstanding, the effect could be favorable or unfavorable.

REPAYMENT

All or part of the indebtedness may be repaid at any time while the policy is in force during the insured's lifetime. Any payment intended as a premium payment, rather than a loan repayment, must be identified as such. Loan repayments will be credited to the sub-accounts and the fixed account in proportion to the policy owner's underlying mutual fund allocation factors in effect at the time of the repayment. Each repayment may not be less than $50. Nationwide reserves the right to require that any loan repayments resulting from policy loans transferred from the fixed account must be first allocated to the fixed account.

ASSIGNMENT

While either insured is living, the policy owner may assign his or her rights in the policy. The assignment must be in writing, signed by the policy owner and recorded at Nationwide's home office. Prior to being recorded, assignments will not affect any payments made or actions taken by Nationwide. Nationwide is not responsible for any assignment not submitted for recording, nor is Nationwide responsible for the sufficiency or validity of any assignment. Assignments are subject to any indebtedness owed to Nationwide before being recorded.

POLICY OWNER SERVICES

DOLLAR COST AVERAGING

Dollar Cost Averaging is a long-term transfer program that allows you to make regular, level investments over time. It involves the automatic transfer of a specified amount from the fixed account and/or certain sub-accounts into other sub-accounts. Nationwide does not guarantee that this program will result in profit or protect policy owners from loss.

Policy owners direct Nationwide to automatically transfer specified amounts from the fixed account and the Federated Insurance Series - Federated Quality Bond Fund II, Fidelity VIP High Income Portfolio, NSAT Government Bond Fund, NSAT Nationwide High Income Bond Fund, and the NSAT Money Market Fund.

The minimum monthly transfer is $100. Transfers from the fixed account must be equal to or less than 1/30th of the fixed account value at the time the program is requested.

Transfers occur monthly or on another frequency if permitted by Nationwide. Nationwide will process transfers until either the value in the originating investment option is exhausted, or the policy owner instructs Nationwide in writing to stop the transfers.

Nationwide reserves the right to stop establishing new Dollar Cost Averaging programs. Nationwide reserves the right to assess a processing fee for this service.

DEATH BENEFIT INFORMATION

CALCULATION OF THE DEATH BENEFIT

At issue, the policy owner selects premium and the specified amount, which consists of the basic coverage and the supplemental coverage, if any (see "Underwriting and Issuance").

While the policy is in force, the death benefit will never be less than the specified amount. The death benefit may vary with the cash value of the policy, which depends on investment performance.

The policy owner chooses one of three death benefit options. For changes of death benefit options please refer to "Changes in the Death Benefit Option" later in this prospectus.

OPTION 1: the death benefit will be the greater of the specified amount or the applicable percentage of cash value (see below). Under OPTION 1, the amount of the death benefit will ordinarily not change for several years to reflect the investment performance, and may not change at all. If investment performance is favorable, the amount of death benefit may increase. To see how and when investment performance will begin to affect death benefits, please see the illustrations in Appendix B.

OPTION 2: the death benefit will be the greater of the specified amount plus the cash value, or the applicable percentage of cash value. Under OPTION 2, the amount of the death benefit will vary directly with the investment performance.

OPTION 3: the death benefit will be the greater of (a) and (b) where:

   (a) is the specified amount plus the returnable accumulated premium (RAP) Amount, but not to exceed the maximal accumulated premium (identified at issue); and

   (b)  is the applicable percentage of cash value.

The Returnable Accumulated Premium Amount is equal to all premium payments accumulated to the date of the death of the last insured, less any partial surrenders and loans outstanding. The accumulations will be calculated based on the Option 3 interest rate which is identified at issue.

The term "applicable percentage" means the percentage shown in the "Applicable Percentage of Cash Value Table." The applicable percentage depends on whether the policy owner elected the Guideline Premium/Cash

Value Corridor Test or the Cash Value Accumulation Test. The following tables illustrate applicable percentages:

 GUIDELINE PREMIUM/CASH VALUE CORRIDOR TEST
TABLE OF APPLICABLE PERCENTAGES OF CASH VALUE

  ----------------------------------------
    Attained Age of      Percentage of
    Younger Insured        Cash Value
  ----------------------------------------
         0-40                 250%
  ----------------------------------------
           41                 243%
  ----------------------------------------
           42                 236%
  ----------------------------------------
           43                 229%
  ----------------------------------------
           44                 222%
  ----------------------------------------
           45                 215%
  ----------------------------------------
           46                 209%
  ----------------------------------------
           47                 203%
  ----------------------------------------
           48                 197%
  ----------------------------------------
           49                 191%
  ----------------------------------------
           50                 185%
  ----------------------------------------
           51                 178%
  ----------------------------------------
           52                 171%
  ----------------------------------------
           53                 164%
  ----------------------------------------
           54                 157%
  ----------------------------------------
           55                 150%
  ----------------------------------------
           56                 146%
  ----------------------------------------
           57                 142%
  ----------------------------------------
           58                 138%
  ----------------------------------------
           59                 134%
  ----------------------------------------
           60                 130%
  ----------------------------------------
           61                 128%
  ----------------------------------------
           62                 126%
  ----------------------------------------
           63                 124%
  ----------------------------------------
           64                 122%
  ----------------------------------------
           65                 120%
  ----------------------------------------
           66                 119%
  ----------------------------------------
           67                 118%
  ----------------------------------------
           68                 117%
  ----------------------------------------
           69                 116%
  ----------------------------------------
           70                 115%
  ----------------------------------------
           71                 113%
  ----------------------------------------
           72                 111%
  ----------------------------------------
           73                 109%
  ----------------------------------------
           74                 107%
  ----------------------------------------
           75                 105%
  ----------------------------------------
           76                 105%
  ----------------------------------------
           77                 105%
  ----------------------------------------
           78                 105%
  ----------------------------------------
           79                 105%
  ----------------------------------------
           80                 105%
  ----------------------------------------
           81                 105%
  ----------------------------------------
           82                 105%
  ----------------------------------------
           83                 105%
  ----------------------------------------
           84                 105%
  ----------------------------------------
           85                 105%
  ----------------------------------------
           86                 105%
  ----------------------------------------
           87                 105%
  ----------------------------------------
           88                 105%
  ----------------------------------------
           89                 105%
  ----------------------------------------
           90                 105%
  ----------------------------------------
           91                 104%
  ----------------------------------------
           92                 103%
  ----------------------------------------
           93                 102%
  ----------------------------------------
           94                 101%
  ----------------------------------------
           95                 101%
  ----------------------------------------
           96                 101%
  ----------------------------------------
           97                 101%
  ----------------------------------------
           98                 101%
  ----------------------------------------
           99                 101%
  ----------------------------------------
          100                 100%
  ----------------------------------------

CASH VALUE ACCUMULATION TEST

The Cash Value Accumulation Test also requires the death benefit to exceed an applicable percentage of the cash value. These applicable percentages are the net inverses of net single premiums based on an interest rate of 4% and 1980 CSO guaranteed mortality as prescribed in Internal Revenue Code Section 7702 for the Cash Value Accumulation Test. These premiums vary with the ages, sexes, and risk classifications of the insureds.


The table below provides an example of applicable percentages for the Cash Value Accumulation Test. This example is for a male non-tobacco preferred issue age 55 and a female non-tobacco preferred issue age 55.

----------------------------------------
       Policy          Percentage of
        Year             Cash Value
----------------------------------------
         1                  302%
----------------------------------------
         2                  290%
----------------------------------------
         3                  279%
----------------------------------------
         4                  269%
----------------------------------------
         5                  259%
----------------------------------------
         6                  249%
----------------------------------------
         7                  240%
----------------------------------------
         8                  231%
----------------------------------------
         9                  223%
----------------------------------------
         10                 215%
----------------------------------------
         11                 207%
----------------------------------------
         12                 200%
----------------------------------------
         13                 193%
----------------------------------------

----------------------------------------
       Policy          Percentage of
        Year             Cash Value
----------------------------------------
         14                 186%
----------------------------------------
         15                 180%
----------------------------------------
         16                 174%
----------------------------------------
         17                 169%
----------------------------------------
         18                 164%
----------------------------------------
         19                 159%
----------------------------------------
         20                 154%
----------------------------------------
         21                 150%
----------------------------------------
         22                 146%
----------------------------------------
         23                 142%
----------------------------------------
         24                 139%
----------------------------------------
         25                 136%
----------------------------------------
         26                 133%
----------------------------------------
         27                 130%
----------------------------------------
         28                 127%
----------------------------------------
         29                 125%
----------------------------------------
         30                 123%
----------------------------------------
         31                 121%
----------------------------------------
         32                 119%
----------------------------------------
         33                 118%
----------------------------------------
         34                 116%
----------------------------------------
         35                 115%
----------------------------------------
         36                 113%
----------------------------------------
         37                 112%
----------------------------------------
         38                 111%
----------------------------------------
         39                 110%
----------------------------------------
         40                 108%
----------------------------------------
         41                 107%
----------------------------------------
         42                 106%
----------------------------------------
         43                 104%
----------------------------------------
         44                 103%
----------------------------------------
         45                 102%
----------------------------------------

CHANGES IN THE DEATH BENEFIT OPTION

After the first policy year, the policy owner may change the death benefit option. If the change is from Option 1 to Option 2, the specified amount will be decreased by the amount of the cash value. Basic coverage and supplemental coverage will be decreased proportionally. If the change is from Option 2 to Option 1, the specified amount will be increased by the amount of the cash value. Basic coverage and supplemental coverage will be increased proportionally.

Evidence of insurability is not required for a change from Option 1 to Option 2. Nationwide reserves the right to require evidence of insurability for a change from Option 2 to Option 1.

Nationwide also permits changes from Option 3 to Option 1 or Option 3 to Option
2. Nationwide reserves the right to require evidence of insurability for a change from Option 3 to Option 1 or Option 3 to Option 2.

The effective date of the change will be the monthly anniversary date on or next following the date Nationwide approves the request for change. Only one change of option is permitted per policy year. A change in death benefit option will not be permitted if it results in the total premiums paid exceeding the then current maximum premium limitations prescribed by the IRS to qualify the policy as a life insurance contract.

PROCEEDS PAYABLE ON DEATH

The actual death proceeds payable on the death of the last surviving insured will be the death benefit as described above, less any policy indebtedness, and less any unpaid policy charges. Under certain circumstances, the death proceeds may be adjusted (see "Incontestability," "Error in Age or Sex," and "Suicide").

INCONTESTABILITY

Nationwide will not contest payment of the death proceeds based on the initial specified amount after the policy has been in force during the lifetimes of both insureds for 2 years from the policy date. For any increase in specified amount requiring evidence of insurability, Nationwide will not contest payment of the death proceeds based on such an increase after it has been in force during the lifetimes of both insureds for 2 years from its effective date.

ERROR IN AGE OR SEX

If the age or sex of either insured has been misstated, the affected benefits will be adjusted by the ratio of the last monthly cost of insurance deducted to the monthly cost of insurance that would have been deducted based on the true age and sex of each insured.

SUICIDE

If either insured dies by suicide, while sane or insane, within two years from the policy date, Nationwide will pay no more than the sum of the premiums paid, less any indebtedness, and less any partial surrenders. If either insured dies by suicide, while sane or insane, within two years from the date an application is accepted for an increase in the specified amount, Nationwide will pay no more than the amount paid for the additional benefit.

MATURITY PROCEEDS

The maturity date is the policy anniversary on or next following the insured's 100th birthday. If the policy is still in force, maturity proceeds are payable to the policy owner on the maturity date. Maturity proceeds are equal to the amount of the policy's cash value, less any indebtedness.

RIGHT OF CONVERSION

The policy owner may at any time upon written request to Nationwide within 24 months of the policy date, make an irrevocable, one time election to transfer all sub-account cash values to the fixed account. The right of conversion is subject to state availability.

GRACE PERIOD

GRACE PERIOD WITHOUT DEATH BENEFIT GUARANTEES

If the surrender value on a monthly anniversary day is not sufficient to cover the current monthly deduction, and no death benefit guarantee is in effect, a grace period will be allowed for the payment of a premium of at least 4 times the current monthly deduction. Nationwide will send the policy owner a notice at the start of the grace period at the last known address stating the amount of premium required to keep the policy from lapsing.

The grace period will end 61 days after the later of the day Nationwide mails the notice or the monthly anniversary date when the surrender value was insufficient. If the required amount is not paid by the end of the grace period, this policy will terminate without value. Nationwide will pay the death proceeds if the death proceeds become payable during the grace period.

LIFETIME GUARANTEED POLICY CONTINUATION

The policy will not lapse if on each monthly anniversary date, (1) is greater than or equal to (2), where:

   1) is the sum of all premiums paid to date less any indebtedness and less any previous partial surrenders; and

   2) is the sum of the Lifetime Guaranteed Policy Continuation premiums due since the policy date including such premium for the current monthly anniversary date.

The Lifetime Guaranteed Policy Continuation will be permanently lost when premium payments fall below those required to maintain this benefit unless sufficient premiums are paid within a 61 day grace period. Payment of enough premium to make (1) greater than or equal to (2) restores the benefit. Any increase or decrease in specified amount would increase or decrease the minimum guaranteed amount, respectively.

The Lifetime Guaranteed Policy Continuation premium is shown on the policy data page.

LIMITED GUARANTEED POLICY CONTINUATION

During the Limited Guaranteed Policy Continuation period, the policy will not lapse if on each monthly anniversary day (1) is greater than or equal to (2) where:

   1) is the sum of all premiums paid to date, less any indebtedness and less any previous partial surrenders; and

   2) is the sum of the Limited Guaranteed Policy Continuation premiums due since the policy date including such premium for the current monthly anniversary date.

The sum of the Limited Policy Continuation Premiums (LPCP) will be calculated monthly.

Two different premium levels are used in the Limited Policy Continuation Guaranteed Period. These premiums are the Initial Policy

Continuation Premium (applicable in years 1-3) and the Long-term Policy Continuation Premium (applicable in years 4+). At the beginning of each in the first three policy years, the sum of LPCP will increase 1/12 of the Initial Policy Continuation Premium. At the beginning of each month in the fourth or later policy years, the sum of LPCP will increase by 1/12 of the Long-term Policy Continuation Premium.

The cash surrender value will be calculated on a daily basis to determine if such value falls to $0 or below. The policy owner may pay premiums at any time to satisfy the terms of the provision. This means that the guarantee is not lost if on any policy month anniversary (1) is less than (2). The guarantee would not be in effect at that time, but could be reinstated if the policyowner paid sufficient premium so that (1) was greater than or equal to (2).

REINSTATEMENT

If the grace period ends and the policy owner has neither paid the required premium nor surrendered the policy for its cash surrender value, the policy lapses. The policy owner may reinstate the policy provided both insureds are alive on the date of reinstatement by:

   1) submitting a written request at any time within 3 years after the end of the grace period and prior to the maturity date;

   2) providing evidence of insurability of both insureds satisfactory to Nationwide;

   3) paying sufficient premium to cover all policy charges that were due and unpaid during the grace period if the policy terminated in the fourth or later policy year;

   4) paying sufficient premium to keep the policy in force for 3 months from the date of reinstatement; and

   5) paying or reinstating any indebtedness against the policy which existed at the end of the grace period.

The effective date of a reinstated policy will be the monthly anniversary day on or next following the date the application for reinstatement is approved by Nationwide. If the policy is reinstated, the cash value on the date of reinstatement, but prior to applying any premiums or loan repayments received, will be set equal to the lesser of:

   1)   The cash value at the end of the grace period; or

   2) The surrender charge for the policy year in which the policy was reinstated.

Unless the policy owner has provided otherwise, all amounts will be allocated based on the underlying mutual fund allocation factors in effect at the start of the grace period.

TAX MATTERS

POLICY PROCEEDS

Section 7702 of the Internal Revenue Code provides that if certain tests are met, a policy will be treated as a life insurance policy for federal tax purposes. Nationwide will monitor compliance with these tests. The policy should thus receive the same federal income tax treatment as fixed benefit life insurance. As a result, the death proceeds payable under a policy are excludable from gross income of the beneficiary under Section 101 of the Internal Revenue Code.

Section 7702A of the Internal Revenue Code defines modified endowment contracts as those policies issued or materially changed on or after June 21, 1988 on which the total premiums paid during the first seven years exceed the amount that would have been paid if the policy provided for paid up benefits after seven level annual premiums (see "Information about the Policies"). The Internal Revenue Code states that taxation of surrenders, partial surrenders, loans, collateral assignments and other pre-death distributions from modified endowment contracts (other than certain distributions to terminally ill individuals) are subject to federal income taxes in a manner similar to the way annuities are taxed. Modified endowment contract distributions are defined by the Internal Revenue Code as amounts not received as an annuity and are taxable to the extent the cash value of the policy exceeds, at the time of distribution, the premiums paid into the policy. A 10% tax penalty generally applies to the taxable portion of such distributions unless the policy owner is over age 59 1/2 or disabled or the distribution is part of an annuity to the policy owner as defined in the Internal Revenue Code. Under certain circumstances, certain distributions made under a policy on the life of a "terminally ill individual," as that term is defined in the Internal Revenue Code, are excludable from gross income.

The policies offered by this prospectus may or may not be issued as modified endowment contracts. Nationwide will monitor premiums paid and will notify the policy owner when the policy's non-modified endowment status is in jeopardy. If a policy is not a modified endowment contract, a cash distribution during the first 15 years after a policy is issued which causes a reduction in death benefits may still become fully or partially taxable to the policy owner pursuant to Section 7702(f)(7) of the Internal Revenue Code. The policy owner should carefully consider this potential effect and seek further information before initiating any changes in the terms of the policy. Under certain conditions, a policy may become a modified endowment as a result of a material change or a reduction in benefits as defined by Section 7702A(c) of the Internal Revenue Code.

In addition to meeting the tests required under Section 7702, Section 817(h) of the Internal Revenue Code requires that the investments of separate accounts such as the variable account be adequately diversified. Regulations under 817(h) provide that a variable life policy that fails to satisfy the diversification standards will not be treated as life insurance unless such failure was inadvertent, is corrected, and the policy owner or Nationwide pays an amount to the IRS. The amount will be based on the tax that would have been paid by the policy owner if the income, for the period the policy was not diversified, had been received by the policy owner.

If the failure to diversify is not corrected in this manner, the policy owner will be deemed the owner of the underlying securities and taxed on the earnings of his or her account.

Representatives of the IRS have suggested, from time to time, that the number of underlying mutual funds available or the number of transfer opportunities available under a variable product may be relevant in determining whether the product qualifies for the desired tax treatment. No formal guidance has been issued in this area. Should the U.S. Secretary of the Treasury issue additional rules or regulations limiting the number of underlying mutual funds, transfers between underlying mutual funds, exchanges of underlying mutual funds or changes in investment objectives of underlying mutual funds such that the policy would no longer qualify as life insurance under Section 7702 of the Internal Revenue Code, Nationwide will take whatever steps are available to remain in compliance.

Nationwide will monitor compliance with these regulations and, to the extent necessary, will change the objectives or assets of the sub-account investments to remain in compliance.

A total surrender or cancellation of the policy by lapse or the maturity of the policy on its maturity date may have adverse tax consequences. If the amount received by the policy owner plus total policy indebtedness exceeds the premiums paid into the policy, the excess generally will be treated as taxable income, regardless of whether or not the policy is a modified endowment contract.

WITHHOLDING

Distributions of income from a modified endowment contract are subject to federal income tax withholding; however, the recipient may elect not to have the withholding taken from the distribution. A distribution of income from a modified endowment contract may be subject to mandatory back-up withholding (which cannot be waived). The mandatory back-up withholding rate is 31% of the income that is distributed and will arise if no Taxpayer identification number is provided to Nationwide, or if the IRS notifies Nationwide that back-up withholding is required.

FEDERAL ESTATE AND GENERATION-SKIPPING TRANSFER TAXES

The federal estate tax is integrated with the federal gift tax under a unified tax rate schedule. In general, in 2000, an estate of less than $675,000 (inclusive of certain pre-death gifts) will not incur a federal estate tax liability. In addition, an unlimited marital deduction may be available for federal estate tax purposes, for certain amounts that pass to the surviving spouse.

When the last surviving insured dies, the death benefit will generally be included in such insured's federal gross estate if: (1) the proceeds were payable to or for the benefit of the insured's estate; or (2) the insured held any "incident of ownership" in the policy at death or at any time within three years of death. An incident of ownership is, in general, any right that may be exercised by the policy owner, such as the right to borrow on the policy, or the right to name a new beneficiary.

If the policy owner (whether or not he or she is the insured) transfers ownership of the policy to another person, such transfer may be subject to a federal gift tax. In addition, if such policy owner transfers the policy to someone two or more generations younger than the policy owner, the transfer may be subject to the federal generation-skipping transfer tax ("GSTT"), the taxable amount being the value of the policy.

Similarly, if the beneficiary is two or more generations younger than the insured, the payment of the death proceeds at the death of the insured may be subject to the GSTT. Pursuant to regulations recently promulgated by the U.S. Secretary of the Treasury, Nationwide may be required to withhold a portion of the death proceeds and pay them directly to the IRS as the GSTT liability.

The GSTT provisions generally apply to the same transfers that are subject to estate or gift taxes.

The tax rate is a flat rate equal to the maximum estate tax rate (currently 55%), and there is a provision for an aggregate $1 million exemption. Due to the complexity of these rules, the policy owner should consult with counsel and other competent advisors regarding these taxes.

NON-RESIDENT ALIENS

Pre-death distributions from modified endowment contracts to nonresident aliens ("NRAs") are generally subject to federal income tax and tax withholding, at a statutory rate of 30% of the amount of income that is distributed. Nationwide is required to withhold such amount from the distribution and remit it to the IRS. Distributions to certain NRAs may be subject to lower, or in certain instances zero, tax and withholding rates, if the United States has entered into an applicable treaty. However, in order to obtain the benefits of such treaty provisions, the NRA must give to Nationwide sufficient proof of his or her residency and citizenship in the form and manner prescribed by the IRS. In addition, the NRA must obtain an individual Taxpayer identification number from the IRS, and furnish that number to Nationwide prior to the distribution. If Nationwide does not have the proper proof of citizenship or residency and a proper individual Taxpayer identification number prior to any distribution, Nationwide will be required to withhold 30% of the income, regardless of any treaty provision.

A pre-death distribution may not be subject to withholding where the recipient sufficiently establishes to Nationwide that such payment is effectively connected to the recipient's conduct of a trade or business in the United States and that such payment is includible in the recipient's gross income for United States federal income tax purposes, Any such distributions may be subject to back-up withholding at the statutory rate (currently 31%) if no Taxpayer identification number, or an incorrect Taxpayer identification number, is provided.

State and local estate, inheritance, income and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each policy owner or beneficiary.

TAXATION OF POLICY SPLIT OPTION RIDER

The Policy Split Option Rider permits a policy to be split into two other single life insurance contracts upon the occurrence of a divorce of the joint insureds or certain other changes in federal estate tax.

A policy split could have adverse tax consequences. It is not clear whether a policy split will be treated as a nontaxable exchange under Section 1035 of the Internal Revenue Code. If a policy split is not treated as a nontaxable exchange, a split could result in the recognition of taxable income in an amount up to any gain in the policy at the time of the split. Additionally, it is not clear whether, in all circumstances, the resulting individual contracts would be treated as life insurance contracts for federal income tax purposes and, if so treated, whether the individual contracts would be classified as modified endowment contracts. Before the policy owner exercises rights provided by the Policy Split Option Rider, it is important that a tax adviser be consulted regarding the possible consequences of a policy split.

DESCRIPTION OF CASH VALUE ACCUMULATION TEST AND GUIDELINE PREMIUM/CASH VALUE CORRIDOR TEST

Section 7702(b)(1) of the Internal Revenue Code provides that if one of two alternate tests is met, a policy will be treated as life insurance for federal tax purposes. The two tests are referred to as the Cash Value Accumulation Test and the Guideline Premium/Cash Value Corridor Test.

The Cash Value Accumulation Test generally requires that under the terms of a life insurance policy, the death benefit must be sufficient so that the cash surrender value, as defined in Section 7702(f)(2), does not at any time exceed the net single premium required to fund the future benefits under the policy. The net single premium under the policy will vary according to the age, sex and underwriting classification of the insureds.

Under the Cash Value Accumulation Test, there is no limit to the amount that may be paid in premiums as long as there is sufficient death benefit in relation to the account value at all times. A table containing the applicable percentage of cash value can be found in the "How the Death Benefit Varies" section.

The Guideline Premium/Cash Value Corridor Test requires that the sum of the premiums paid into the policy does not at any time exceed the guideline premium limitation. Additionally, a minimum corridor of death benefit in relation to account value must be maintained.

Policy owners who elect this test are given the option of electing either an Option 1 or Option 2 death benefit. Please refer to "How the Death Benefit Varies" for a detailed explanation.

The policy owners must make the election of death benefit qualification tests on the application. Once elected, the death benefit qualification test cannot be changed for the duration of the policy. If no option is designated, the Guideline Premium/Cash Value Corridor Test with an Option 1 death benefit will be assumed by Nationwide to have been selected.

Regardless of which test is selected, Nationwide will monitor compliance to assure that the policy meets the statutory definition of life insurance for federal tax purposes. The policy should thus receive the same federal income tax treatment as fixed benefit life insurance. As a result, the death proceeds payable under a policy are excludable from gross income of the beneficiary under
Section 101 of the Internal Revenue Code.

The policy owner elects either the Cash Value Accumulation Test or the Guideline Premium/Cash Value Corridor Test in the application. This election is irrevocable.

TAXATION OF NATIONWIDE

Nationwide is taxed as a life insurance company under the Internal Revenue Code. Since the variable account is not a separate entity from Nationwide and its operations form a part of Nationwide, it will not be taxed separately as a "regulated investment company" under Sub-chapter M of the Internal Revenue Code. Investment income and realized capital gains on the assets of the variable account are reinvested and taken into account in determining the value of accumulation units. As a result, such investment income and realized capital gains are automatically applied to increase reserves under the policies.

Nationwide does not initially expect to incur any federal income tax liability that would be chargeable to the variable account. Based upon these expectations, no charge is currently being made against the variable account for federal income taxes. If, however, Nationwide determines that on a separate company basis such taxes may be incurred, it reserves the right to assess a charge for such taxes against the variable account.

Nationwide may also incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If they increase, however, charges for such taxes may be made.

TAX CHANGES

The foregoing discussion, which is based on Nationwide's understanding of federal tax laws as they are currently interpreted by the IRS, is general and is not intended as tax advice.

The Internal Revenue Code has been subjected to numerous amendments and changes, and it is reasonable to believe that it will continue to be revised. The United States Congress has, in the past, considered numerous legislative proposals that, if enacted, could change the tax treatment of the policies. It is reasonable to believe that such proposals, and future proposals, may be enacted into law. In addition, the U.S. Treasury Department may amend existing regulations, issue new regulations, or adopt new interpretations of existing law that may be at variance with its current positions on these matters. In addition, current state law (which is not discussed herein), and future amendments to state law, may affect the tax consequences of the policy.

If the policy owner, insured, or beneficiary or other person receiving any benefit or interest in or from the policy is not both a resident and citizen of the United States, there may be a tax imposed by a foreign country, in addition to any tax imposed by the United States. The foreign law (including regulations, rulings, and case law) may change and impose additional taxes on the policy, the death proceeds, or other distributions and/or ownership of the policy, or a treaty may be amended and all or part of the favorable treatment may be eliminated.

Any or all of the foregoing may change from time to time without any notice, and the tax consequences arising out of a policy may be changed retroactively. There is no way of predicting if, when, or to what extent any such change may take place. No representation is made as to the likelihood of the continuation of these current laws, interpretations, and policies.

The foregoing is a general explanation as to certain tax matters pertaining to insurance policies. It is not intended to be legal or tax advice, and should not take the place of your independent legal, tax and/or financial advisor.

LEGAL CONSIDERATIONS

On July 6, 1983, the U.S. Supreme Court held in Arizona Governing Committee v. Norris (Norris) that certain annuity benefits provided by employers' retirement and fringe benefit programs may not vary between men and women on the basis of sex. This decision applies only to benefits derived from premiums made on or after August 1, 1983. The policies offered by this prospectus are based upon actuarial tables which distinguish between men and women. Thus the policies provide different benefits to men and women of the same age. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of Norris on any employment related insurance or benefit program before purchasing this policy.

STATE REGULATION

Nationwide is subject to the laws of Ohio governing insurance companies and to regulation by the Ohio Insurance Department. An annual statement in a prescribed form is filed with the Ohio Insurance Department each year covering the operation of Nationwide for the preceding year and its financial condition as of the end of such year. Regulation by the Ohio Insurance Department includes periodic examination to determine Nationwide's contract liabilities and reserves so that the Ohio Insurance Department may certify the items are correct. Nationwide's books and accounts are subject to review by the Ohio Insurance Department at all times and a full examination of its operations is conducted periodically by the National Association of Insurance Commissioners. Such regulation does not, however, involve any supervision of management or investment practices or policies. In addition, Nationwide is subject to regulation under the insurance laws of other jurisdictions in which it may operate.

REPORTS TO POLICY OWNERS

Nationwide will mail to the policy owner at the last known address of record:

o an annual statement containing: the amount of the current death benefit, cash value, cash surrender value, premiums paid, monthly charges deducted, amounts invested in the fixed account and the sub-accounts, and policy indebtedness;

o annual and semi-annual reports containing all applicable information and financial statements or their equivalent, which must be sent to the underlying mutual fund beneficial shareholders as required by the rules under the Investment Company Act of 1940 for the variable account; and

o statements of significant transactions, such as changes in specified amount, changes in death benefit options, changes in future premium allocations, transfers among sub-accounts, premium payments, loans, loan repayments, reinstatement and termination.

ADVERTISING

Nationwide is ranked and rated by independent financial rating services, including Moody's, Standard & Poor's and A.M. Best Company. The purpose of these ratings is to reflect the financial strength or claims-paying ability of Nationwide. The ratings are not intended to reflect the investment experience or financial strength of the variable account. Nationwide may advertise these ratings from time to time. In addition, Nationwide may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which recommend Nationwide or the policies. Furthermore, Nationwide may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.

LEGAL PROCEEDINGS

Nationwide is a party to litigation and arbitration proceedings in the ordinary course of its business, none of which is expected to have a material adverse effect on Nationwide.

In recent years, life insurance companies have been named as defendants in lawsuits, including class action lawsuits, relating to life insurance and annuity pricing and sales practices. A number of these lawsuits have resulted in substantial jury awards or settlements.

In November 1997, two plaintiffs, one who was the owner of a variable life insurance contract and the other who was the owner of a variable annuity contract, commenced a lawsuit in a federal court in Texas against Nationwide Life Insurance Company and the American Century group of defendants (Robert Young and David D. Distad v. Nationwide Life Insurance Company et al.). In this lawsuit, plaintiffs sought to represent a class of variable life insurance contract owners and variable annuity contract owners whom they claim were allegedly misled when purchasing these variable contracts into believing that the performance of their underlying mutual fund option managed by American Century, whose shares may only be purchased by insurance companies, would track the performance of a mutual fund, also managed by American Century, whose shares are publicly traded. The amended complaint seeks unspecified compensatory and punitive damages. On April 27, 1998, the District Court denied, in part, and granted, in part, motions to dismiss the complaint filed by Nationwide and American Century. The remaining claims against Nationwide allege securities fraud, common law fraud, civil conspiracy, and breach of contract. The District Court, on December 2, 1998, issued an order denying plaintiffs' motion for class certification and the appeals court declined to review the order denying class certification upon interlocutory appeal. On June 11, 1999, the District Court denied the plaintiffs' motion to amend their complaint and reconsider class certification. In January 2000, Nationwide and American Century settled this lawsuit now limited to the claims of the two named plaintiffs. On February 9, 2000, the court dismissed this lawsuit with prejudice.

On October 29, 1998, Nationwide was named in a lawsuit filed in Ohio state court related to the sale of deferred annuity products for use as investments in tax-deferred contributory retirement plans (Mercedes Castillo v. Nationwide Financial Services, Inc., Nationwide Life Insurance Company and Nationwide Life and Annuity Insurance Company). On May 3, 1999, the complaint was amended to, among other things, add Marcus Shore as a second plaintiff. The amended complaint is brought as a class action on behalf of all persons who purchased individual deferred annuity contracts or participated in group annuity contracts sold by Nationwide and the other named Nationwide affiliates which were used to fund certain tax-deferred retirement plans. The amended complaint seeks unspecified compensatory and punitive damages. No class has been certified. On June 11, 1999, Nationwide and the other named defendants filed a motion to dismiss the amended complaint. On March 8, 2000, the court denied the motion to dismiss the amended complaint filed by Nationwide and other named defendants. Nationwide intends to defend this lawsuit vigorously.

There can be no assurance that any litigation relating to pricing or sales practices will not have a material adverse effect on Nationwide in the future.

The general distributor, NISC, is not engaged in any litigation of any material nature.

EXPERTS

The audited financial statements have been included herein in reliance upon the reports of KPMG LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

REGISTRATION STATEMENT

A registration statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the policies offered hereby. This prospectus does not contain all the information set forth in the Registration Statement and amendments thereto and exhibits filed as a part thereof, to all of which reference is hereby made for further information concerning the variable account, Nationwide, and the policies offered hereby. Statements contained in this prospectus as to the content of policies and other legal instruments are summaries. For a complete statement of the terms thereof, reference is made to such instruments as filed.

DISTRIBUTION OF THE POLICIES

The policies will be sold by licensed insurance agents in those states where the policies may lawfully be sold. Agents are registered representatives of broker dealers registered under the Securities Exchange Act of 1934 who are member firms of the National Association of Securities Dealers, Inc. ("NASD"). The policies will be distributed by the general distributor,

NISC. NISC was organized as an Oklahoma corporation on March 19, 1974. NISC is a wholly owned subsidiary of Nationwide and a member of the NASD.

NISC acts as general distributor for the following separate accounts, all of which are separate investment accounts of Nationwide or its affiliates:

   o    Nationwide VLI Separate Account-2
   o    Nationwide VLI Separate Account-3
   o    Nationwide VLI Separate Account-4
   o    Nationwide VLI Separate Account-5
   o    Nationwide DC Variable Account
   o    Nationwide DCVA-II
   o    NACo Variable Account
   o    Nationwide Multi-Flex Variable Account
   o    Nationwide Variable Account
   o    Nationwide Variable Account-II
   o    Nationwide Variable Account-5
   o    Nationwide Variable Account-6
   o    Nationwide Variable Account-8
   o    Nationwide Variable Account-9
   o    Nationwide Variable Account-10
   o    Nationwide VA Separate Account-A
   o    Nationwide VA Separate Account-B
   o    Nationwide VA Separate Account-C
   o    Nationwide VL Separate Account-A
   o    Nationwide VL Separate Account-B
   o    Nationwide VL Separate Account-C
   o    Nationwide VL Separate Account-D.

Gross first year commissions plus any expense allowance payments paid by Nationwide on the sale of these policies provided by the General Distributor will not exceed 99% of the target premium plus 4% of any excess premium payments. Gross renewal commissions in years 2 through 10 paid by Nationwide will not exceed 4% of actual premium payment, and will not exceed 2% in policy years 11 and thereafter.

No underwriting commissions have been paid by Nationwide to NISC.

NISC DIRECTORS AND OFFICERS
--------------------------------------------------------------------------------
                                                  POSITIONS AND OFFICES
      NAME AND BUSINESS ADDRESS                      WITH UNDERWRITER
--------------------------------------------------------------------------------
Joseph J. Gasper                             Chairman of the Board and Director
One Nationwide Plaza
Columbus, OH  43215
--------------------------------------------------------------------------------
Dimon R. McFerson                          Chairman and Chief Executive Officer
One Nationwide Plaza                                   and Director
Columbus, OH  43215
--------------------------------------------------------------------------------
Richard A. Karas                                Vice Chairman and Director
One Nationwide Plaza
Columbus, OH  43215
--------------------------------------------------------------------------------
Duane C. Meek                                          President
One Nationwide Plaza
Columbus, OH  43215
--------------------------------------------------------------------------------
Philip C. Gath                                          Director
One Nationwide Plaza
Columbus, OH  43215
--------------------------------------------------------------------------------
Susan A. Wolken                                         Director
One Nationwide Plaza
Columbus, OH  43215
--------------------------------------------------------------------------------
Robert A. Oakley                               Executive Vice President -
One Nationwide Plaza                             Chief Financial Officer
Columbus, OH  43215
--------------------------------------------------------------------------------
Robert J. Woodward, Jr.                        Executive Vice President -
One Nationwide Plaza                            Chief Investment Officer
Columbus, OH  43215
--------------------------------------------------------------------------------
Mark R. Thresher                                Senior Vice President and
One Nationwide Plaza                                    Treasurer
Columbus, OH  43215
--------------------------------------------------------------------------------
Barbara J. Shane                                      Vice President -
Two Nationwide Plaza                                 Compliance Officer
Columbus, OH  43215
--------------------------------------------------------------------------------
Alan A. Todryk                                        Vice President -
One Nationwide Plaza                                       Taxation
Columbus, OH  43215
--------------------------------------------------------------------------------
John F Delaloye                                      Assistant Secretary
One Nationwide Plaza
Columbus, OH  43215
--------------------------------------------------------------------------------
Glenn W. Soden                                       Assistant Secretary
One Nationwide Plaza
Columbus, OH  43215
--------------------------------------------------------------------------------
E. Gary Berndt                                       Assistant Treasurer
One Nationwide Plaza
Columbus, OH  43215
--------------------------------------------------------------------------------
Duane M. Campbell                                    Assistant Treasurer
One Nationwide Plaza
Columbus, OH  43215
--------------------------------------------------------------------------------
Terry C. Smetzer                                     Assistant Treasurer
One Nationwide Plaza
Columbus, OH  43215
--------------------------------------------------------------------------------

ADDITIONAL INFORMATION ABOUT NATIONWIDE

The life insurance business, including annuities, is the only business in which Nationwide is engaged.

Nationwide markets its policies through independent insurance brokers, general agents, and registered representatives of registered NASD broker/dealer firms.

Nationwide serves as depositor for the following separate investment accounts, each of which is a registered investment company:

   o    Nationwide Variable Account;
   o    Nationwide Variable Account-II;
   o    Nationwide Variable Account-3;
   o    Nationwide Variable Account-4;
   o    Nationwide Variable Account-5;
   o    Nationwide Variable Account-6;
   o    Nationwide Fidelity Advisor Variable Account;
   o    Nationwide Variable Account-8;
   o    Nationwide Variable Account-9;
   o    Nationwide Variable Account-10;
   o    MFS Variable Account;
   o    Nationwide Multi-Flex Variable Account;
   o    Nationwide VLI Separate Account;
   o    Nationwide VLI Separate Account-2;
   o    Nationwide VLI Separate Account-3;
   o    Nationwide VLI Separate Account-4;
   o    Nationwide VLI Separate Account-5;
   o    NACo Variable Account;
   o    Nationwide DC Variable Account; and the
   o    Nationwide DCVA-II.

Nationwide, in common with other insurance companies, is subject to regulation and supervision by the regulatory authorities of the states in which it is licensed to do business. A license from the state insurance department is a prerequisite to the transaction of insurance business in that state. In general, all states have statutory administrative powers. Such regulation relates, among other things, to licensing of insurers and their agents, the approval of policy forms, the methods of computing reserves, the form and content of statutory financial statements, the amount of policyholders' and stockholders' dividends, and the type of distribution of investments permitted.

Nationwide operates in the highly competitive field of life insurance. There are approximately 2,300 stock, mutual and other types of insurers in the life insurance business in the United States, and a large number of them compete with the registrant in the sale of insurance policies.

As is customary in insurance company groups, employees are shared with the other insurance companies in the group. In addition to its direct salaried employees, Nationwide shares employees with Nationwide Mutual Insurance Company and Nationwide Mutual Fire Insurance Company.

Nationwide does not presently own or lease any materially important physical properties when its property holdings are viewed in relation to its total assets. Nationwide shares its home office, other facilities and equipment with Nationwide Mutual Insurance Company.

Company Management

Nationwide Life Insurance Company and Nationwide Life and Annuity Insurance Company, together with Nationwide Mutual Insurance Company, Nationwide Mutual Fire Insurance Company, Nationwide Property and Casualty Insurance Company and Nationwide General Insurance Company and their affiliated companies comprise the Nationwide group of companies. The companies listed above have substantially common boards of directors and officers.

Nationwide Financial Services, Inc. ("NFS") is the sole shareholder of Nationwide. NFS serves as a holding company for other financial institutions. Nationwide is the sole owner of Nationwide Life and Annuity Insurance Company.

Each of the directors and officers listed below is a director or officer respectively of at least one or more of the other major insurance affiliates of the Nationwide group of companies. Messrs. McFerson, Gasper, Woodward and Ms. Thomas are also trustees of one or more of the registered investment companies distributed by NISC, a registered broker-dealer affiliated with the Nationwide group of companies.


DIRECTORS OF NATIONWIDE
------------------------------------- --------------------------- ----------------------------------------------------
DIRECTORS OF THE DEPOSITOR NAME AND     POSITIONS AND OFFICES
     PRINCIPAL BUSINESS ADDRESS             WITH DEPOSITOR                       PRINCIPAL OCCUPATION
------------------------------------- --------------------------- ----------------------------------------------------
Lewis J. Alphin                                Director           Farm Owner and Operator, Bell Farms (1)
519 Bethel Church Road
Mount Olive, NC 28365-6107
------------------------------------- --------------------------- ----------------------------------------------------
A. I. Bell                                     Director           Farm Owner and Operator (1)
4121 North River Road West
Zanesville, OH 43701
------------------------------------- --------------------------- ----------------------------------------------------
Kenneth D. Davis                               Director           Farm Owner and Operator (1)
7229 Woodmansee Road
Leesburg, Ohio 45135
------------------------------------- --------------------------- ----------------------------------------------------
Keith W. Eckel                                 Director           Partner, Fred W. Eckel Sons; President, Eckel
1647 Falls Road                                                   Farms, Inc. (1)
Clarks Summit, PA 18411
------------------------------------- --------------------------- ----------------------------------------------------
Willard J. Engel                               Director           Retired General Manager, Lyon County Co-operative
301 East Marshall Street                                          Oil Company (1)
Marshall, MN 56258
------------------------------------- --------------------------- ----------------------------------------------------
Fred C. Finney                                 Director           Owner and Operator, Moreland Fruit Farm; Operator,
1558 West Moreland Road                                           Melrose Orchard (1)
Wooster, OH 44691
------------------------------------- --------------------------- ----------------------------------------------------
Joseph J. Gasper                      President and Chief         President and Chief Operating Officer, Nationwide
One Nationwide Plaza                  Operating Officer and       Life Insurance Company and Nationwide Life and
Columbus, OH 43215                    Director                    Annuity Insurance Company (2)
------------------------------------- --------------------------- ----------------------------------------------------
Dimon R. McFerson                     Chairman and Chief          Chairman and Chief Executive Officer (2)
One Nationwide Plaza                  Executive Officer and
Columbus, OH 43215                    Director
------------------------------------- --------------------------- ----------------------------------------------------
David O. Miller                       Chairman of the Board and   President, Owen Potato Farm, Inc.; Partner, M&M
115 Sprague Drive                     Director                    Enterprises (1)
Hebron, OH 43025
------------------------------------- --------------------------- ----------------------------------------------------
Yvonne L. Montgomery                           Director           Senior Vice President and General Manager Public
Xerox Corporation                                                 Sector Worldwide/Document Solutions Group
Suite 200                                                         Operations, Xerox Corporation (2)
1401 H Street NW
Washington, DC 2007
------------------------------------- --------------------------- ----------------------------------------------------

------------------------------------- --------------------------- ----------------------------------------------------
DIRECTORS OF THE DEPOSITOR NAME AND     POSITIONS AND OFFICES
     PRINCIPAL BUSINESS ADDRESS             WITH DEPOSITOR                       PRINCIPAL OCCUPATION
------------------------------------- --------------------------- ----------------------------------------------------
Ralph M. Paige                                 Director           Executive Director Federation of Southern
Federation of Southern                                            Cooperatives/Land Assistance Fund
Cooperative/Land Assistance Fund
2769 Church Street
East Point, Ga 30344
------------------------------------- --------------------------- ----------------------------------------------------
James F. Patterson                             Director           Vice President, Pattersons, Inc.; President,
8765 Mulberry Road                                                Patterson Farms, Inc. (1)
Chesterland, OH 44026
------------------------------------- --------------------------- ----------------------------------------------------
Arden L. Shisler                               Director           President and Chief Executive Officer, K&B
1356 North Wenger Road                                            Transport, Inc. (1)
Dalton, OH 44618
------------------------------------- --------------------------- ----------------------------------------------------
Robert L. Stewart                              Director           Owner and Operator Sunnydale Farms and Mining (1)
88740 Fairview Road
Jewett, OH 43986
------------------------------------- --------------------------- ----------------------------------------------------
Nancy C. Thomas                                Director           Co-owner, Thomas Farms (2)
1767D Westwood Avenue
Alliance, OH 44601
------------------------------------- --------------------------- ----------------------------------------------------

   (1)  Principal occupation for last 5 years.

   (2) Prior to assuming this current position, held other executive management positions with the same or affiliated companies.

Each of the directors is a director of the other major insurance affiliates of the Nationwide group of companies, except Mr. Gasper who is a director only of Nationwide Life Insurance Company and Nationwide Life and Annuity Insurance Company. Messrs. McFerson and Gasper are directors of NISC, a registered broker-dealer.

Messrs. McFerson, Miller, Patterson, and Shisler are directors of Nationwide Financial Services, Inc. Mr. McFerson and Ms. Thomas are trustees of Nationwide Mutual Funds, a registered investment company. Messrs. McFerson, Gasper and Woodward are trustees of Nationwide Separate Account Trust and Nationwide Asset Allocation Trust, registered investment companies. Mr. McFerson is trustee of Financial Horizons Investment Trust and Nationwide Mutual Funds, registered investment companies.

EXECUTIVE OFFICERS OF NATIONWIDE

--------------------------------------------------------------------------------
OFFICERS OF THE DEPOSITOR                         OFFICES OF THE DEPOSITOR
NAME AND PRINCIPAL BUSINESS ADDRESS
--------------------------------------------------------------------------------
Richard D. Headley                                Executive Vice President -
One Nationwide Plaza                             Chief Information Technology
Columbus, OH 43215                                           Officer
--------------------------------------------------------------------------------
Robert A. Oakley                                  Executive Vice President -
One Nationwide Plaza                                Chief Financial Officer
Columbus, OH 43215
--------------------------------------------------------------------------------
Robert J. Woodward, Jr.                           Executive Vice President -
One Nationwide Plaza                               Chief Investment Officer
Columbus, OH 43215
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
OFFICERS OF THE DEPOSITOR                         OFFICES OF THE DEPOSITOR
NAME AND PRINCIPAL BUSINESS ADDRESS
--------------------------------------------------------------------------------
Charles A. Bryan                                   Senior Vice President -
One Nationwide Plaza                                    Chief Actuary -
Columbus, OH 43215                                  Property and Casualty
--------------------------------------------------------------------------------
John R. Cook, Jr.                                  Senior Vice President -
One Nationwide Plaza                                 Chief Communications
Columbus, OH 43215                                          Officer
--------------------------------------------------------------------------------
David A Diamond                                    Senior Vice President -
One Nationwide Plaza                                 Corporate Controller
Columbus, OH 43215
--------------------------------------------------------------------------------
Phillip C. Gath                                    Senior Vice President -
One Nationwide Plaza                                    Chief Actuary -
Columbus, OH 43215                                   Nationwide Financial
--------------------------------------------------------------------------------
Patricia R. Hatler                                 Senior Vice President,
One Nationwide Plaza                                 General Counsel and
Columbus, OH 43215                                         Secretary
--------------------------------------------------------------------------------
David K. Hollingsworth                             Senior Vice President -
One Nationwide Plaza                                  Multi-channel and
Columbus, OH 43215                                    Sponsor Relations
--------------------------------------------------------------------------------
David R. Jahn                                      Senior Vice President -
One Nationwide Plaza                                 Commercial Insurance
Columbus, OH 43215
--------------------------------------------------------------------------------
Donna A. James                                     Senior Vice President -
One Nationwide Plaza                                Chief Human Resources
Columbus, OH 43215                                         Officer
--------------------------------------------------------------------------------
Richard A. Karas                                   Senior Vice President -
One Nationwide Plaza                              Sales - Financial Services
Columbus, OH 43215
--------------------------------------------------------------------------------
Gregory S. Lashutka                                Senior Vice President -
One Nationwide Plaza                                 Corporate Relations
Columbus, OH 43215
--------------------------------------------------------------------------------
Edwin P. McCausland, Jr.                           Senior Vice President -
One Nationwide Plaza                               Fixed Income Securities
Columbus, OH 43215
--------------------------------------------------------------------------------
Mark D. Phelan                                     Senior Vice President -
One Nationwide Plaza                                 Technology Services
Columbus, OH 43215
--------------------------------------------------------------------------------
Douglas C. Robinette                               Senior Vice President -
One Nationwide Plaza                                Claims and Financial
Columbus, OH 43215                                        Services
--------------------------------------------------------------------------------
Mark R. Thresher                                   Senior Vice President -
One Nationwide Plaza                                 Finance - Nationwide
Columbus, OH 43215                                        Financial
--------------------------------------------------------------------------------
Richard M. Waggoner                                Senior Vice President -
One Nationwide Plaza                                       Operations
Columbus, OH 43215
--------------------------------------------------------------------------------
Susan A. Wolken                                    Senior Vice President -
One Nationwide Plaza                               Life Company Operations
Columbus, OH 43215
--------------------------------------------------------------------------------

DIMON R. MCFERSON has been a Director since April 1988 and Chairman and Chief Executive Officer since April 1996. He was elected Chief Executive Officer in December 1992, and President and Chief Executive Officer in December 1993. He was President and General Manager of Nationwide Mutual Insurance Company from April 1988 to April 1991; President and Chief Operating Officer of Nationwide Mutual Insurance Company from April 1991 to December 1992; and President and Chief Executive Officer of Nationwide Mutual Insurance Company from December 1992 to April 1996. Mr. McFerson has been with Nationwide for 20 years.

JOSEPH J. GASPER has been President and Chief Operating Officer and Director of Nationwide since April 1996. Previously, he was Executive Vice President - Property/Casualty Operations of Nationwide Mutual Insurance Company from April 1995 to April 1996. He was Senior Vice President - Property/Casualty Operations of Nationwide Mutual Insurance Company from September 1993 to April 1995. Prior to that time, Mr. Gasper held numerous positions within Nationwide. Mr. Gasper has been with Nationwide for 33 years.

LEWIS J. ALPHIN has been a Director of Nationwide since 1993. Mr. Alphin owns and operates an 800-acre farm in Mt. Olive, NC. He taught agriculture business at James Sprunt Community Collegy in Kenansville, NC for more than 22 years before retiring in 1994. He is the former board chairman of the Cape Fear Farm Credit Association, a member and former vice president, secretary/treasurer, and director of the Duplin County Agribusiness Council, and a former board member of the Southern States Cooperative (1986 to 1993). Mr. Alphin is a member of the Duplin County Farm Bureau, the North Carolina Farm Bureau, ad the Farm Credit Council. He is a member and former director of the Oak Wolfe Fire Department.

A. I. BELL has been a Director of Nationwide since April, 1998. Mr. Bell has served as a state trustee of the Ohio Farm Bureau Federation from 1991 to 1998 and as president that last four years. He oversees the Bell family farm in Zanesville, Ohio. The farm is the hub of a multi-family swine network, in addition to grain and beef operations. Mr. Bell has represented the Ohio Farm Bureau at state and national level activities, and has traveled internationally representing Ohio agriculture. In 1995, he was introduced into The Ohio State University Department of Animal Sciences Hall of Fame.

CHARLES A. BRYAN has been a Senior Vice President - Chief Actuary - Property and Casualty since 1998. Prior to joining Nationwide, Mr. Bryan was president, Chief Operating Officer of Direct Response Corporation from 1996 to 1998. Prior to that time, Mr. Bryan was a partner with Ernst & Young.

JOHN R. COOK, JR. has been Senior Vice President - Chief Communications Officer since May 1997. Previously, Mr. Cook was Senior Vice President - Chief Communications Officer of USAA from July 1989 to May 1997. Mr. Cook has been with Nationwide for 2 years.

KENNETH D. DAVIS has been a Director of Nationwide since April 1999. Mr. Davis is the immediate past president of the Ohio Farm Bureau Federation. He served as a member of the Ohio Farm Bureau Federation's board of trustees from 1989 until 1999. He served as first vice president of the board from 1994 until 1998. Mr. Davis serves on the board of directors of his local rural electric cooperatives and is a member of many agriculture organizations including the Ohio Corn Growers, Ohio Cattlemen's and Ohio Soybean associations.

DAVID A. DIAMOND has been Senior Vice President - Corporate Controller since August 1999. He was Vice President-Controller from August 1996 to August 1999. Previously, he was Vice President - Controller from October 1993 to August 1996. Prior to that time, Mr. Diamond held several positions within Nationwide. Mr. Diamond has been with Nationwide for 11 years.

KEITH W. ECKEL has been a Director of Nationwide since April 1996. Mr. Eckel is a partner of Fred W. Eckel Sons and president of Eckel Farms, Inc. in northeast Pennsylvania. He received the Master Farmer award from Penn State University in 1982. Mr. Eckel is a member of the Pennsylvania Agricultural Land Preservation Board. He is a former president of the Pennsylvania Farm Bureau, a position he held for 15 years, and the Lackawanna County Cooperative Extension Association. He has served as a board member and executive committee member of the American Farm Bureau Federation. He is a former vice president of the Pennsylvania Council of Cooperative Extension Associations and former board member of the Pennsylvania Vegetable Growers Association.

WILLARD J. ENGEL has been a Director of Nationwide since 1994. Mr. Engel served as general manager of Lyon County Co-Operative Oil Co. in Marshall, MN from 1975 to 1997, and occasionally serves on a consulting basis. He previously was a division manager of the Truman Farmers Elevator. He is a former director of the Western Co-op Transport in Montevideo, MN, a former director and legislative committee chairman of the Northwest Petroleum Association in St. Paul, and a former director of Farmland Industries in Kansas City.

FRED C. FINNEY has been a Director of Nationwide since 1992. Mr. Finney is the owner and operator of the Moreland Fruit Farm and operator of Melrose Orchard in Wooster, OH. He is past president of the Ohio Farm Bureau Federation, the Ohio Fruit Growers Society, Wayne County Farm Bureau, and the Westwood Ruritan Club. He is a member of the American Berry Cooperative.

PHILIP C. GATH has been Senior Vice President - Chief Actuary - Nationwide Financial since May 1998. Previously, Mr. Gath was Vice President - Product Manager - Individual Variable Annuity from July 1997 to May 1998. Mr. Gath was Vice President - Individual Life Actuary from August 1989 to July 1997. Prior to that time, Mr. Gath held several positions within Nationwide. Mr. Gath has been with Nationwide for 31 years.

PATRICIA R. HATLER has been Senior Vice President, General Counsel and Secretary since April 2000. Previously, she was Senior Vice President and General Counsel from July 1999 to April 2000. Prior to that time, she was General Counsel and Corporate Secretary of Independence Blue Cross from 1983 to July 1999.

DAVID K. HOLLINGSWORTH has been Senior Vice President - Multi Channel and Sponsor Relations since August 1999. Previously, he was Senior Vice President - Marketing from June 1999 to August 1999. Prior to that time, has held numerous positions within the Nationwide group of companies. Mr. Hollingsworth has been with Nationwide for 25 years.

DAVID R. JAHN has been Senior Vice President - Commercial Insurance since March 1998. Previously, he was Vice President - Property/Casualty Operations and Vice President - Resource Management from March 1996 to January 1998. Prior to that time, Mr. Jahn has held numerous positions within the Nationwide group of companies. Mr. Jahn has been with Nationwide for 28 years.

DONNA A. JAMES has been Senior Vice President - Chief Human Resources Officer since May 1999. She was Senior Vice President - Human Resources from December 1997 to May 1999. Previously she was Vice President - Human Resources from July 1996 to December 1997. Prior to that time, Ms. James was Vice President - Assistant to the CEO of Nationwide from March 1996 to July 1996. From May 1994 to March 1996 she was Associate Vice President - Assistant to the CEO for Nationwide. Previously Ms. James held several positions within Nationwide. Ms. James has been with Nationwide for 18 years.

RICHARD D. HEADLEY has been Executive Vice President - Chief Information Technology Officer since May 1999. He was Senior Vice

President - Chief Information Technology Officer from October 1997 to May 1999. Previously, Mr. Headley was Chairman and Chief Executive Officer of Banc One Services Corporation from 1992 to October 1997. From January 1975 until 1992 Mr. Headley held several positions with Banc One Corporation. Mr. Headley has been with Nationwide for 2 years.

RICHARD A. KARAS has been Senior Vice President - Sales - Financial Services since March 1993. Previously, he was Vice President - Sales - Financial Services from February 1989 to March 1993. Prior to that time, Mr. Karas held several positions within Nationwide. Mr. Karas has been with Nationwide for 35 years.

GREGORY S. LASHUTKA has been Senior Vice President - Corporate Relations since January 2000. Previously, he was the Mayor of the City of Columbus (Ohio) from January 1992 to December 1999. From January 1986 to December 1991, Mr. Lashutka was a Partner with Squire, Sanders & Dempsey. From January 1978 to December 1985, he was City Attorney for the City of Columbus (Ohio).

EDWIN P. MCCAUSLAND, JR. has been Senior Vice President - Fixed Income Securities since 1999. Mr. McCausland has 29 years of experience in insurance investments beginning his career in 1970 with Connecticut Mutual Life Insurance Company. He joined Phoenix Mutual Life Insurance Company in 1981 as second Vice President of Bond Investments and rising to Vice President of Pension Operations. He was Vice President and Managing Director of Mass Mutual Life Insurance Company prior to joining Nationwide.

DAVID O. MILLER has been a Director of Nationwide since November 1996. Mr. Miller has been Chairman of the Board since 1998. Mr. Miller is president of Owen Potato Farm, Inc. and a partner of M&M Enterprises in Licking County, OH. He is a director and board chairman of the National Cooperative Business Association, director of Cooperative Business International and the International Cooperative Alliance, and serves on the educational executive committee of the National Council of Farmer Cooperatives. He was president of the Ohio Farm Bureau Federation from 1981 to 1985 and was vice president for six years. Mr. Miller served a two year term on the board of the American Farm Bureau Association. He is past president of the Ohio Vegetable and Potato Growers Association, and was a director of Landmark, Inc., a farm supply cooperative which is now part of Indianapolis-based Countrymark.

YVONNE L. MONTGOMERY has been a Director of Nationwide since April, 1998. Ms. Montgomery is senior vice president/general manager - Public Sector Worldwide/Document Solutions Group for Xerox Corporation. A resident of Washington, DC, Ms. Montgomery is in charge of providing an integrated, industry-focused portfolio of document solutions and services to the public sector worldwide. Ms. Montgomery joined Xerox in 1976 as a sales representative and progressed through management positions, including vice president-field operations and executive assistant to the chairman and CEO.

ROBERT A. OAKLEY has been Executive Vice President - Chief Financial Officer since April 1995. Previously, he was Senior Vice President - Chief Financial Officer from October 1993 to April 1995. Prior to that time, Mr. Oakley held several positions within Nationwide. Mr. Oakley has been with Nationwide for 24 years.

RALPH M. PAIGE has been a Director of Nationwide since April 1999. Mr. Paige has been the Executive Director of the Federation of Southern Cooperatives/Land Assistance Fund since 1969. Mr. Paige also served as the National Field Director/Georgia State Director from 1981 to 1984.

JAMES F. PATTERSON has been a Director of Nationwide since April 1989. Mr. Patterson is president of Patterson Farms, Inc. and has operated Patterson Fruit Farm in Chesterland, OH since 1964. Mr. Patterson is on the boards of The Ohio State University Hospitals Health System in Cleveland, Geauga Hospital, Inc. and the National Cooperative Business Association.

He is past president of the Ohio Farm Bureau Federation and former member of Cleveland Foundation's Lake and Geauga Advisory Committees.

MARK D. PHELAN has been Senior Vice President - Technology Services since 1998. His previous management experience includes five years (1977-1982) with the data processing division's sales group at IBM Corporation. From 1982 through 1990, Mr. Phelan served as director of AT&T's Consumer Communications Services Group and he was subsequently promoted to sales vice president for the Eastern Region of the Business Communications Services Division. In 1992, he became executive vice president-sales and marketing for the Electronic Commerce Division of Checkfree Corporation, a position he held for five years. From 1997 until 1998, he was in private consulting.

DOUGLAS C. ROBINETTE has been Senior Vice President - Claims and Financial Services since 1999. Previously, he was Senior Vice President - Marketing and Product Management from May 1998 to 1999. Previously, Mr. Robinette was Executive Vice President, Customer Services of Employers Insurance of Wausau (Wausau), a member of the Nationwide group until December 1998, from September 1996 to May 1998. Prior to that time he was Executive Vice President, Finance and Insurance Services of Wausau from May 1995 to September 1996. From November 1994 to May 1995 Mr. Robinette was Senior Vice President, Finance and Insurance Services of Wausau. From May 1993 to November 1994 he was Senior Vice President, Finance of Wausau. Prior to that time, Mr. Robinette held several positions within the Nationwide group. Mr. Robinette has been with the Nationwide group for 13 years.

ARDEN L. SHISLER has been a Director of Nationwide since 1984. Mr. Shisler is president and chief executive officer of K&B Transport, Inc., a trucking firm in Dalton, OH. He is a director of the National Cooperative Business Association in Washington, DC. He is a former board member and vice president of the Ohio Farm Bureau Federation and past president of the Ohio Agricultural Marketing Association, an Ohio Farm Bureau Federation subsidiary. He is a member of the Ohio Trucking Association, the Ohio Trucking Safety Council, the Wayne County Farm Bureau, Cornerstone Community Church, the Advisory Committee of The Ohio State University Agriculture Technical Institute and a board member of the Wilderness Center.

ROBERT L. STEWART has been a Director of Nationwide since 1989. Mr. Stewart is the owner and operator of Sunnydale Farms and Mining in Jewett, OH. He served on the board of the Ohio Farm Bureau Federation and as president of the Ohio Holstein Association board. Mr. Stewart was a director of the Ohio Agricultural Stabilization and Conservation Service board and Landmark, Inc. a farm supply cooperative which is now part of Indianapolis-based Countrymark.

NANCY C. THOMAS has been a Director of Nationwide since 1986. Mrs. Thomas is a board member of Farm Credit Services' 4th District and serves on the advisory board of Walsh University in North Canton, OH. She is a past president and former director of the Ohio Agricultural Marketing Association and served on the boards of the Ohio Farm Bureau Federation and Landmark, Inc., a farm supply cooperative which is now part of Indianapolis-based Countrymark, and as the Midwest regional representative on the American Farm Bureau women's committee.

MARK R. THRESHER has been Senior Vice President - Finance - Nationwide Financial since May 1999. He was Vice President - Controller from August 1996 to May 1999. He was Vice President and Treasurer from November 1996 to February 1997. Previously, he was Vice President and Treasurer from June 1996 to November 1996. Prior to joining Nationwide, Mr. Thresher served as a partner with KPMG LLP from July 1988 to June 1996.

RICHARD M. WAGGONER has been Senior Vice President - Operations since May 1999. Previously, he was President of Nationwide Services from May 1997 to May 1999. Prior to



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that time, Mr. Waggoner has held numerous positions within the Nationwide group of companies. Mr. Waggoner has been with Nationwide for 23 years.

SUSAN A. WOLKEN has been Senior Vice President - Product Management and Nationwide Financial Marketing since May 1999. Previously, Ms. Wolken was Senior Vice President - Life Company Operations from June 1997 to May 1999. She was Senior Vice President - Enterprise Administration from July 1996 to June 1997. Prior to that time, she was Senior Vice President - Human Resources from April 1995 to July 1996. From September 1993 to April 1995, Ms. Wolken was Vice President - Human Resources. From October 1989 to September 1993 she was Vice President - Individual Life and Health Operations. Ms. Wolken has been with Nationwide for 25 years.

ROBERT J. WOODWARD, JR. has been Executive Vice President - Chief Investment Officer since August 1995. Previously, he was Senior Vice President - Fixed Income Investments from March 1991 to August 1995. Prior to that time, Mr. Woodward held several positions within Nationwide. Mr. Woodward has been with Nationwide for 35 years.










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APPENDIX A: OBJECTIVES FOR UNDERLYING MUTUAL FUNDS

The underlying mutual funds listed below are designed primarily as investment vehicles for variable annuity contracts and variable life insurance policies issued by insurance companies.

There is no guarantee that the investment objectives will be met.

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC., MEMBER OF THE AMERICAN CENTURY(SM) FAMILY OF INVESTMENTS.
American Century Variable Portfolios, Inc. was organized as a Maryland corporation in 1987. It is a diversified, open-end investment management company which offers its shares only as investment vehicles for variable annuity and variable life insurance products of insurance companies. American Century Variable Portfolios, Inc. is managed by American Century Investment Management, Inc.

     AMERICAN CENTURY VP INCOME & GROWTH
     Investment Objective: Dividend growth, current income and capital appreciation. The Fund seeks to achieve its investment objective by investing in common stocks. The investment manager constructs the portfolio to match the risk characteristics of the S&P 500 Stock Index and then optimizes each portfolio to achieve the desired balance of risk and return potential. This includes targeting a dividend yield that exceeds that of the S&P 500. Such a management technique known as "portfolio optimization" may cause the Fund to be more heavily invested in some industries than in others. However, the Fund may not invest more than 25% of its total assets in companies whose principal business activities are in the same industry.

     AMERICAN CENTURY VP INTERNATIONAL
     Investment Objective: To seek capital growth. The Fund will seek to achieve its investment objective by investing primarily in securities of foreign companies that meet certain fundamental and technical standards of selection and, in the opinion of the investment manager, have potential for appreciation. Under normal conditions, the Fund will invest at least 65% of its assets in common stocks or other equity securities of issuers from at least three countries outside the United States. While securities of United States issuers may be included in the portfolio from time to time, it is the primary intent of the manager to diversify investments across a broad range of foreign issuers. Although the primary investment of the Fund will be common stocks (defined to include depository receipts for common stock and other equity equivalents), the Fund may also invest in other types of securities consistent with the Fund's objective. When the manager believes that the total capital growth potential of other securities equals or exceeds the potential return of common stocks, the Fund may invest up to 35% of its assets in such other securities. There can be no assurance that the Fund will achieve its objectives.

     AMERICAN CENTURY VP VALUE
     Investment Objective: The investment objective of the Fund is long-term capital growth; income is a secondary objective. The equity securities in which the Fund will invest will be primarily securities of well-established companies with intermediate-to-large market capitalizations that are believed by management to be undervalued at the time of purchase. Under normal market conditions, the Fund expects to invest at least 80% of the value of its total assets in equity securities, including common and preferred stock, convertible preferred stock and convertible debt obligations.



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DREYFUS INVESTMENT PORTFOLIOS
Dreyfus Investment Portfolios (the "Fund") is an open-end, management investment company known as a mutual fund. Shares are offered only to variable annuity and variable life insurance separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies and to qualified pension and retirement plans. Individuals may not purchase shares directly from the Fund. The Dreyfus Corporation serves as the Fund's investment adviser.

     EUROPEAN EQUITY PORTFOLIO
     Investment Objective: The Portfolio seeks long-term capital growth. To pursue this goal, the Portfolio generally invests at least 80% of its total assets in stocks included within the universe of the 300 largest European companies. The Portfolio's stock investments may include common stocks, preferred stocks and convertible securities.

DREYFUS STOCK INDEX FUND, INC.
The Dreyfus Stock Index Fund, Inc. ("Fund") is an open-end, non-diversified, management investment company incorporated under Maryland law on January 24, 1989 and commenced operations on September 29, 1989. The Fund offers its shares only as investment vehicles for variable annuity and variable life insurance products of insurance companies. The Dreyfus Corporation ("Dreyfus") serves as the Fund's manager, while Mellon Equity Associates, an affiliate of Dreyfus, serves as the Fund's index manager. Dreyfus is a wholly-owned subsidiary of Mellon Bank, N.A., which is a wholly-owned subsidiary of Mellon Bank Corporation.

     Investment Objective: To provide investment results that correspond to the price and yield performance of publicly traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index. The Fund is neither sponsored by nor affiliated with Standard & Poor's Corporation.

DREYFUS VARIABLE INVESTMENT FUND
Dreyfus Variable Investment Fund ("Fund") is an open-end, management investment company. It was organized as an unincorporated business trust under the laws of the Commonwealth of Massachusetts on October 29, 1986 and commenced operations on August 31, 1990. The Fund offers its shares only as investment vehicles for variable annuity and variable life insurance products of insurance companies. Dreyfus serves as the Fund's manager. Fayez Sarofim & Company serves as the sub-adviser and provides day-to-day management of the portfolio.

     APPRECIATION PORTFOLIO (FORMERLY, CAPITAL APPRECIATION PORTFOLIO) Investment Objective: The Portfolio's primary investment objective is to provide long-term capital growth consistent with the preservation of capital; current income is a secondary investment objective. This Portfolio invests primarily in the common stocks of domestic and foreign issuers.

THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.
The Dreyfus Socially Responsible Growth Fund, Inc. is an open-end, diversified, management investment company incorporated under Maryland law on July 20, 1992 and commenced operations on October 7, 1993. The Fund offers its share only as investment vehicles for variable annuity and variable life insurance products of insurance companies. Dreyfus serves as the Fund's investment adviser. NCM Capital Management Group, Inc. serves as the Fund's sub-investment adviser and provides day-to-day management of the Fund's portfolio.

     Investment Objective: Capital growth through equity investment in companies that, in the opinion of the Fund's advisers, not only meet traditional investment standards, but which also show evidence that they conduct their business in a manner that contributes to the enhancement of the quality of life in America. Current income is secondary to the primary goal.



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FEDERATED INSURANCE SERIES
Federated Insurance Series (the "Trust"), an Open-End Management Investment Company, was established as a Massachusetts business trust, under a Declaration of Trust dated September 15, 1993. The Trust offers its shares only as investment vehicles for variable annuity and variable life insurance products of insurance companies. Federated Investment Management Company serves as the investment adviser.

     FEDERATED QUALITY BOND FUND II
     Investment Objective: Current income by investing in investment grade fixed income securities.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND
The Fidelity Variable Insurance Products Fund (VIP) is an open-end, diversified, management investment company organized as a Massachusetts business trust on November 13, 1981. Shares of VIP are purchased by insurance companies to fund benefits under variable life insurance policies and variable annuity contracts. Fidelity Management & Research Company ("FMR") is the manager for VIP and its portfolios.

     VIP EQUITY-INCOME PORTFOLIO: SERVICE CLASS
     Investment Objective: Reasonable income by investing primarily in income-producing equity securities. In choosing these securities FMR also will consider the potential for capital appreciation. The Portfolio's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500 Composite Stock Price Index.

     VIP GROWTH PORTFOLIO: SERVICE CLASS
     Investment Objective: Capital appreciation. This Portfolio will invest in the securities of both well-known and established companies, and smaller, less well-known companies which may have a narrow product line or whose securities are thinly traded. These latter securities will often involve greater risk than may be found in the ordinary investment security. FMR's analysis and expertise plays an integral role in the selection of securities and, therefore, the performance of the Portfolio. Many securities which FMR believes would have the greatest potential may be regarded as speculative, and investment in the Portfolio may involve greater risk than is inherent in other underlying mutual funds. It is also important to point out that this Portfolio makes sense for you if you can afford to ride out changes in the stock market because it invests primarily in common stocks. FMR can also make temporary investments in securities such as investment-grade bonds, high-quality preferred stocks and short-term notes, for defensive purposes when it believes market conditions warrant.

     VIP HIGH INCOME PORTFOLIO: SERVICE CLASS
     Investment Objective: High level of current income by investing primarily in high-risk, lower-rated, high-yielding, fixed-income securities, while also considering growth of capital. FMR will seek high current income normally by investing the Portfolio's assets as follows:

        o at least 65% in income-producing debt securities and preferred stocks, including convertible securities; and

        o up to 20% in common stocks and other equity securities when consistent with the Portfolio's primary objective or acquired as part of a unit combining fixed-income and equity securities

     Higher yields are usually available on securities that are lower-rated or that are unrated. Lower-rated securities are usually defined as Ba or lower by Moody's Investor Service, Inc. ("Moody's"); BB or lower by Standard & Poor's and may be deemed to be of a speculative nature. The Portfolio may also purchase lower-quality bonds such as those rated Ca3 by Moody's or C-by Standard & Poor's which provide poor protection for payment of principal and interest (commonly referred to as "junk bonds"). For a further discussion of lower-rated securities, please see the "Risks of

     Lower-Rated Debt Securities" section of the Portfolio's prospectus.

     VIP OVERSEAS PORTFOLIO: SERVICE CLASS
     Investment Objective: Long-term capital growth primarily through investments in foreign securities. This Portfolio provides a means for investors to diversify their own portfolios by participating in companies and economies outside the United States.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND II
The Fidelity Variable Insurance Products Fund II (VIP II) is an open-end, diversified, management investment company organized as a Massachusetts business trust on March 21, 1988. VIP II's shares are purchased by insurance companies to fund benefits under variable life insurance policies and variable annuity contracts. FMR is the manager of VIP II and its portfolios.

     VIP II CONTRAFUND PORTFOLIO: SERVICE CLASS
     Investment Objective: To seek capital appreciation by investing primarily in companies that FMR believes to be undervalued due to an overly pessimistic appraisal by the public. This strategy can lead to investments in domestic or foreign companies, small and large, many of which may not be well known. The Portfolio primarily invests in common stock and securities convertible into common stock, but it has the flexibility to invest in any type of security that may produce capital appreciation.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND III
The Fidelity Variable Insurance Products Fund III (VIP III) is an open-end, diversified, management investment company organized as a Massachusetts business trust on July 14, 1994. VIP III's shares are purchased by insurance companies to fund benefits under variable life insurance policies and variable annuity contracts. FMR is the manager of VIP III and it's portfolios.

     VIP III GROWTH OPPORTUNITIES PORTFOLIO: SERVICE CLASS
     Investment Objective: Capital growth by investing primarily in common stocks and securities convertible into common stocks. The Portfolio, under normal conditions, will invest at least 65% of its total assets in securities of companies that FMR believes have long-term growth potential. Although the Portfolio invests primarily in common stock and securities convertible into common stock, it has the ability to purchase other securities, such as preferred stock and bonds that may produce capital growth. The Portfolio may invest in foreign securities without limitation.

JANUS ASPEN SERIES
The Janus Aspen Series is an open-end management investment company whose shares are offered in connection with investment in and payments under variable annuity contracts and variable life insurance policies, as well as certain qualified retirement plans. Janus Capital Corporation serves as investment adviser to each Portfolio.

     CAPITAL APPRECIATION PORTFOLIO: SERVICE SHARES
     Investment Objective: Seeks long-term growth of capital by investing primarily in common stocks selected for their growth potential. The Portfolio may invest in companies of any size, from larger, well-established companies to smaller, emerging growth companies.

     GLOBAL TECHNOLOGY PORTFOLIO: SERVICE SHARES
     Investment Objective: Seeks long-term growth of capital by investing primarily in equity securities of U.S. and foreign companies selected for their growth potential. Under normal circumstances, the Portfolio invests at least 65% of its total assets in securities of companies that the Portfolio manager believes will benefit significantly from advances or improvements in technology.

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     INTERNATIONAL GROWTH PORTFOLIO: SERVICE SHARES
     Investment Objective: Seeks long-term growth of capital by investing at least 65% of its total assets in securities of issuers from at least five different countries, excluding the United States. Although the Portfolio intends to invest substantially all of its assets in issuers located outside the United States, it may invest in U.S. issuers and it may at times invest all of its assets in fewer than five countries, or even a single country.

NATIONWIDE SEPARATE ACCOUNT TRUST
Nationwide Separate Account Trust ("NSAT") is a diversified open-end management investment company created under the laws of Massachusetts. NSAT offers shares in the mutual funds listed below, each with its own investment objectives. Shares of NSAT will be sold primarily to separate accounts to fund the benefits under variable life insurance policies and variable annuity contracts issued by life insurance companies. The assets of NSAT are managed by Villanova Mutual Fund Capital Trust ("VMF"), an indirect subsidiary of Nationwide Financial Services, Inc.

     CAPITAL APPRECIATION FUND
     Investment Objective: Long-term capital appreciation.

     GOVERNMENT BOND FUND
     Investment Objective: As high a level of income as is consistent with the preservation of capital by investing in a diversified portfolio of securities issued or backed by the U.S. Government, its agencies or instrumentalities.

     MONEY MARKET FUND
     Investment Objective: As high a level of current income as is considered consistent with the preservation of capital and maintenance of liquidity.

     TOTAL RETURN FUND
     Investment Objective: To obtain a reasonable, long-term total return on invested capital.

     SUB-ADVISED NATIONWIDE FUNDS

       NATIONWIDE BALANCED FUND
       Subadviser: J.P. Morgan Investment Management, Inc.
       Investment Objective: Primarily seeks above-average income compared to a portfolio entirely invested in equity securities. The Fund's secondary objective is to take advantage of opportunities for growth of capital and income. The Fund seeks its objective primarily through investments in a broad variety of securities, including equity securities, fixed-income securities and short term obligations. Under normal market conditions, it is anticipated that the Fund will invest at least 40% of the Fund's total assets in equity securities and at least 25% in fixed-income senior securities. The Fund's subadviser will have discretion to invest in the full range of maturities of fixed-income securities. Generally, most of the Fund's long-term debt investments will consist of "investment grade" securities, but the Fund may invest up to 20% of its net assets in non-convertible fixed-income securities rated below investment grade or determined by the subadviser to be of comparable quality. These securities are commonly known as junk bonds. In addition, the Fund may invest an unlimited amount in convertible securities rated below investment grade.

       NATIONWIDE EQUITY INCOME FUND
       Subadviser:  Federated Investment Counseling
       Investment Objective: Seeks above average income and capital appreciation by investing at least 65% of its assets in income-producing equity securities. Such equity securities include common stocks, preferred stocks, and securities (including debt securities) that are convertible into common stocks. The portion of the Fund's total assets invested in each type of equity security will vary according to the Fund's subadviser's assessment of market, economic conditions and outlook.

       NATIONWIDE GLOBAL 50 FUND (FORMERLY, NATIONWIDE GLOBAL EQUITY FUND)
       Subadviser:  J. P. Morgan Investment Management, Inc.
       Investment Objective: To provide high total return from a globally diversified portfolio of equity securities. Total return will consist of income plus realized and unrealized capital gains and losses. The Fund seeks its investment objective through country allocation, stock selection and management of currency exposure. Under normal market conditions, J.P. Morgan Investment Management Inc., intends to keep the Fund essentially fully invested with at least 65% of the value of its total assets in equity securities consisting of common stocks and other securities with equity characteristics such as preferred stocks, warrants, rights, convertible securities, trust certificates, limited partnership interests and equity participations. The Fund's primary equity instruments are the common stock of companies based in the developed countries around the world. The assets of the Fund will ordinarily be invested in the securities of at least five different countries.

       NATIONWIDE HIGH INCOME BOND FUND
       Subadviser:  Federated Investment Counseling
       Investment Objective: Seeks to provide high current income by investing primarily in a professionally managed, diversified portfolio of fixed income securities. To meet its objective, the Fund intends to invest at least 65% of its assets in lower-rated fixed income securities such as preferred stocks, bonds, debentures, notes, equipment lease certificates and equipment trust certificates which are rated BBB or lower by Standard & Poor's or Fitch Investors Service or Baa or lower by Moody's (or if not rated, are determined by the Fund's subadviser to be of a comparable quality). Such investments are commonly referred to as "junk bonds." For a further discussion of lower-rated securities, please see the "High Yield Securities" section of the Fund's prospectus.

       NATIONWIDE MULTI SECTOR BOND FUND
       Subadviser:  Miller, Anderson & Sherrerd, LLP
       Investment Objective: Primarily seeks a high level of current income. Capital appreciation is a secondary objective. The Fund seeks to achieve its objectives by investing in a globally diverse portfolio of fixed-income investments and by giving the subadviser broad discretion to deploy the Fund's assets among certain segments of the fixed-income market that the subadviser believes will best contribute to achievement of the Fund's investment objectives. The Fund reserves the right to invest predominantly in securities rated in medium or lower categories, or as determined by the subadviser to be of comparable quality, commonly referred to as "junk bonds." Although the subadviser has the ability to invest up to 100% of the Fund's assets in lower-rated securities, the subadviser does not anticipate investing in excess of 75% of the Fund's assets in such securities.

       NATIONWIDE MID CAP INDEX FUND (FORMERLY, NATIONWIDE SELECT ADVISERS
       MID CAP FUND)
       Subadviser:  The Dreyfus Corporation
       Investment Objective: Capital appreciation. The Fund seeks to match the performance of the Standard & Poor's MidCap 400 Index. To pursue this goal, the Fund generally is fully invested in all 400 stocks included in this index in proportion to their weighting in the index, and in futures whose performance is tied to the index. The Fund is neither sponsored by nor affiliated with Standard & Poor's Corporation.

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       NATIONWIDE SMALL CAP GROWTH FUND (FORMERLY, NATIONWIDE SELECT ADVISERS
       SMALL CAP GROWTH FUND)
       Subadvisers: Franklin Advisers, Inc., Miller Anderson & Sherrerd, LLP, Neuberger Berman, LLC.
       Investment Objective: Seeks capital growth by investing in a broadly diversified portfolio of equity securities issued by U.S. and foreign companies with market capitalizations in the range of companies represented by the Russell 2000, known as small cap companies. Under normal market conditions, the Fund will invest at least 65% of its total assets in the equity securities of small cap companies. The balance of the Fund's assets may be invested in equity securities of larger cap companies. The Fund may also invest in foreign securities.

       NATIONWIDE SMALL CAP VALUE FUND
       Subadviser:  The Dreyfus Corporation
       Investment Objective: The Fund intends to pursue its investment objective by investing, under normal market conditions, at least 75% of the Fund's total assets in equity securities of companies whose equity market capitalizations at the time of investment are similar to the market capitalizations of companies in the Russell 2000 Small Stock Index.

       NATIONWIDE SMALL COMPANY FUND
       Subadvisers: The Dreyfus Corporation, Neuberger Berman, L.P., Lazard Asset Management and Strong Capital Management, Inc).
       Investment Objective: Under normal market conditions, the Fund will invest at least 65% of its total assets in equity securities of companies whose equity market capitalizations at the time of investment are similar to the market capitalizations of companies in the Russell 2000 Small Stock Index.

       NATIONWIDE STRATEGIC GROWTH FUND
       Subadviser:  Strong Capital Management Inc.
       Investment Objective: Capital growth by investing primarily in equity securities that the Fund's subadviser believes have above-average growth prospects. The Fund will generally invest in companies whose earnings are believed to be in a relatively strong growth trend, and to a lesser extent, in companies in which significant further growth is not anticipated but whose market value is thought to be undervalued. Under normal market conditions, the Fund will invest at least 65% of its total assets in equity securities, including common stocks, preferred stocks, and securities convertible into common or preferred stocks, such as warrants and convertible bonds. The Fund may invest up to 35% of its total assets in debt obligations, including intermediate- to long-term corporate or U.S. Government debt securities.

NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
Neuberger Berman Advisers Management Trust ("NB AMT") is an open-end, diversified management investment company consisting of several series. Shares of the series of NB AMT are offered in connection with certain variable annuity contracts and variable life insurance policies issued through life insurance company separate accounts and are also offered directly to qualified pension and retirement plans outside of the separate account context.

The Guardian, Partners and Mid-Cap Growth Portfolios of NB AMT invest all of their investable assets in a corresponding series of Advisers Managers Trust managed by Neuberger Berman Management Incorporated ("NB Management"). Each series then invests in securities in accordance with an investment objective, policies and limitations identical to those of the Portfolio. This "master/feeder fund" structure is different from that of many

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other investment companies which directly acquire and manage their own portfolios of securities. (For more information regarding "master/feeder fund" structure, see "Special Information Regarding Organization, Capitalization, and Other Matters" in the underlying mutual fund prospectus.) The investment advisor is NB Management.

     AMT GUARDIAN PORTFOLIO
     Investment Objective: Capital appreciation and secondarily, current income. The Portfolio and its corresponding series seek to achieve these objectives by investing in common stocks of long-established, high-quality companies. NB Management uses a value-oriented investment approach in selecting securities, looking for low price-to-earnings ratios, strong balance sheets, solid management, and consistent earnings.

     AMT MID-CAP GROWTH PORTFOLIO
     Investment Objective: Capital appreciation by investing in equity securities of medium-sized companies that NB Management believes have the potential for long-term, above-average capital appreciation. Medium-sized companies have market capitalizations form $300 million to $10 billion at the time of investment. The Portfolio and its corresponding series may invest up to 10% of its net assets, measured at the time of investment, in corporate debt securities that are below investment grade or, if unrated, deemed by NB Management to be of comparable quality. Securities that are below investment grade, as well as unrated securities, are often considered to be speculative and usually entail greater risk. As a part of the Portfolio's investment strategy, the Portfolio may invest up to 20% of its net assets in securities of issuers organized and doing business principally outside the United States. This limitation does not apply with respect to foreign securities that are denominated in U.S. dollars.

     AMT PARTNERS PORTFOLIO
     Investment Objective: Capital growth by investing primarily in the common stock of established companies. Its investment program seeks securities believed to be undervalued based on fundamentals such as low price-to-earnings ratios, consistent cash flows, and the company's track record through all parts of the market cycle.

OPPENHEIMER VARIABLE ACCOUNT FUNDS
The Oppenheimer Variable Account Funds are an open-end, diversified management investment company organized as a Massachusetts business trust in 1984. Shares of the Funds are sold to provide benefits under variable life insurance policies and variable annuity contracts. OppenheimerFunds, Inc. is the investment adviser.

     OPPENHEIMER AGGRESSIVE GROWTH FUND/VA (FORMERLY "OPPENHEIMER CAPITAL APPRECIATION FUND")
     Investment Objective: Capital appreciation by investing in "growth type" companies. Such companies are believed to have relatively favorable long-term prospects for increasing demand for their goods or services, or to be developing new products, services or markets and normally retain a relatively larger portion of their earnings for research, development and investment in capital assets. The Fund may also invest in cyclical industries in "special situations" that OppenheimerFunds, Inc. believes present opportunities for capital growth.

     OPPENHEIMER CAPITAL APPRECIATION FUND/VA (FORMERLY "OPPENHEIMER GROWTH
     FUND")
     Investment Objective: Capital appreciation by investing in securities of well-known established companies. Such securities generally have a history of earnings and dividends and are issued by seasoned companies (companies which have an operating history of at least five years including predecessors). Current income is a secondary consideration in the selection of the Fund's portfolio securities.

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     OPPENHEIMER GLOBAL SECURITIES FUND/VA
     Investment Objective: To seek long-term capital appreciation by investing a substantial portion of assets in securities of foreign issuers, "growth-type" companies, cyclical industries and special appreciation possibilities. These securities may be considered speculative.

     OPPENHEIMER MAIN STREET GROWTH & INCOME FUND/VA (FORMERLY "OPPENHEIMER GROWTH & INCOME FUND")
     Investment Objective: High total return, which stocks, preferred stocks, convertible securities and warrants. Debt investments will include bonds, participation includes growth in the value of its shares as well as current income from quality and debt securities. In seeking its investment objectives, the Fund may invest in equity and debt securities. Equity investments will include common interests, asset-backed securities, private-label mortgage-backed securities and CMOs, zero coupon securities and U.S. debt obligations, and cash and cash equivalents. From time to time, the Fund may focus on small to medium capitalization issuers, the securities of which may be subject to greater price volatility than those of larger capitalized issuers.

STRONG OPPORTUNITY FUND II, INC.
The Strong Opportunity Fund II, Inc. is a diversified, open-end management company commonly called a mutual fund. The Strong Opportunity Fund II, Inc. was incorporated in Wisconsin and may only be purchased by the separate accounts of insurance companies for the purpose of funding variable annuity contracts and variable life insurance policies. Strong Capital Management, Inc. is the investment adviser for the Fund.
     Investment Objective: To seek capital appreciation through investments in a diversified portfolio of equity securities.


THE UNIVERSAL INSTITUTIONAL FUNDS, INC. (FORMERLY, MORGAN STANLEY DEAN WITTER UNIVERSAL FUNDS, INC.)
The Universal Institutional Funds, Inc. is a mutual fund designed to provide investment vehicles for variable annuity contracts and variable life insurance policies and for certain tax-qualified investors. Its Emerging Markets Debt Portfolio is managed by Morgan Stanley Dean Witter Investment Management, Inc. Emerging Markets Debt Portfolio.
     Investment Objective: High total return by investing primarily in dollar and non-dollar denominated fixed income securities of government and government-related issuers located in emerging market countries, which securities provide a high level of current income, while at the same time holding the potential for capital appreciation if the perceived creditworthiness of the issuer improves due to improving economic, financial, political, social or other conditions in the country in which the issuer is located.


     MID CAP GROWTH PORTFOLIO
     Investment Objective: Seeks long-term capital growth by investing primarily in common stocks and other equity securities of issuers with equity capitalizations in the range of the companies represented in the Standard & Poor's Rating Group ("S&P") MidCap 400 Index. Such range is generally $500 million to $6 billion but the range fluctuates over time with changes in the equity market. Miller, Anderson & Sherrerd, LLP is the Portfolio's investment adviser.

VAN ECK WORLDWIDE INSURANCE TRUST
Van Eck Worldwide Insurance Trust ("Van Eck Trust") is an open-end management investment company organized as a business trust under the laws of the Commonwealth of Massachusetts on January 7, 1987. Shares of Van Eck Trust are offered only to separate accounts of insurance companies to fund the benefits of variable life insurance policies and variable annuity contracts. The investment advisor and manager is Van Eck Associates Corporation.


     WORLDWIDE EMERGING MARKETS FUND
     Investment Objective: Seeks long-term capital appreciation by investing primarily in equity securities in emerging markets around the world. The Fund emphasizes investment in countries that, compared to the world's major economies, exhibit relatively low gross national product per capita, as well as the potential for rapid economic growth.

     WORLDWIDE HARD ASSETS FUND
     Investment Objective: Long-term capital appreciation by investing primarily in "Hard Asset Securities." For the Fund's purpose, "Hard Assets" are real estate, energy, timber, and industrial and precious metals. Income is a secondary consideration.

VAN KAMPEN LIFE INVESTMENT TRUST
Van Kampen Life Investment Trust is an open-end diversified management investment company organized as a Delaware business trust. Shares are offered in separate portfolios which are sold only to insurance companies to provide funding for variable life insurance policies and variable annuity contracts. Van Kampen Asset Management, Inc. serves as the Fund's investment adviser.

     MORGAN STANLEY REAL ESTATE SECURITIES PORTFOLIO
     Investment Objective: Long-term capital growth by investing principally in a diversified portfolio of securities of companies operating in the real estate industry ("Real Estate Securities"). Current income is a secondary consideration. Real Estate Securities include equity securities, including common stocks and convertible securities, as well as non-convertible preferred stocks and debt securities of real estate industry companies. A "real estate industry company" is a company that derives at least 50% of its assets (marked to market), gross income or net profits from the ownership, construction, management or sale of residential, commercial or industrial real estate. Under normal market conditions, at least 65% of the Fund's total assets will be invested in Real Estate Securities, primarily equity securities of real estate investment trusts. The Portfolio may invest up to 25% of its total assets in securities issued by foreign issuers, some or all of which may also be Real Estate Securities.

APPENDIX B:  ILLUSTRATIONS OF CASH VALUES, CASH SURRENDER VALUES,
AND DEATH BENEFITS

The illustrations in this prospectus have been prepared to help show how values under the polices change with investment performance. The illustrations demonstrate how cash values, cash surrender values and death benefits under a policy would vary over time if the hypothetical gross investment rates of return were a uniform annual effective rate of either 0%, 6% or 12%. If the hypothetical gross investment rate of return averages 0%, 6% or 12% over a period of years, but fluctuates above or below those averages for individual years, the cash values,, cash surrender values and death benefits may be different.

For hypothetical returns of 0% and 6%, the illustrations also illustrate when the policies would go into default, at which time additional premium payments would be required to continue the policy in force. The illustrations also assume there is not policy indebtedness, no additional premium payments are made, no cash values are allocated to the fixed account, and there are no changes in the specified amount or death benefit option.

The amounts shown for the cash value, cash surrender value and death benefit as of each policy anniversary reflect the fact that the net investment return on the assets held in the variable account sub-accounts is lower than the gross return. This is due to the deduction of underlying mutual fund investment advisory fees and other expenses which are equivalent to an annual effective rate of 0.90%. This effective rate is based on the average of the fund expenses, after expense reimbursement, for the preceding year for all mutual fund options available under the policy as of December 31, 1999. Some underlying mutual funds are subject to expense reimbursements and fee waivers. Absent expense reimbursements and fee waivers, the annual effective rate would have been 1.01%. Nationwide anticipates that the expense reimbursement and fee waiver arrangements will continue past the current year. Should there be an increase or decrease in the expense reimbursements and fee waivers of these underlying mutual funds, such change will be reflected in the net asset value of the corresponding underlying mutual fund.

Taking into account the underlying mutual fund expenses, gross annual rates of return of 0%, 6% and 12% correspond to net investment experience at constant annual rates of -0.68%, 5.32% and 11.32%, respectively.

The illustrations also reflect the fact that Nationwide makes monthly charges for providing insurance protection. Current values reflect current cost of insurance charges and guaranteed values reflect the maximum cost of insurance charges guaranteed in the policy. The values shown are for policies which are issued as standard. Policies issued on a substandard basis would result in lower cash values and death benefits than those illustrated. Death benefit Option 1 has been assumed in all the illustrations.

The illustrations reflect that Nationwide deducts a sales load as well as charges for state premium and federal taxes, from each premium payment. The illustrations reflect the fact that no charges for federal or state income taxes are currently made against the variable account. If such a charge is made in the future, it will require a higher gross investment return than illustrated in order to produce the net after-tax returns shown in the illustrations.

In addition, the illustrations reflect the fact that Nationwide deducts a monthly administrative charge at the beginning of each policy month. The illustrations also reflect that Nationwide deducts a monthly charge to assume mortality and expense risks. This mortality and expense risk charge is assessed at the beginning of each policy month and is calculated as a percentage of the assets of the variable account only.

Policy charges on policies issued for delivery in the State of New York will vary (see "Deductions and Charges") and thereby affect the illustrations.

The cash surrender values shown in the illustrations reflect that Nationwide will deduct a surrender charge from the policy's cash value for any policy surrendered in the first nine years.

Upon request, Nationwide will furnish a comparable illustration based on the proposed insureds' age, sex, smoking classification, rating classification and premium payment requested.

               $12,150 ANNUAL PREMIUM: $1,000,000 SPECIFIED AMOUNT
    MALE: NON-TOBACCO PREFERRED, ISSUE AGE 55 FEMALE: NON-TOBACCO PREFERRED,
                                  ISSUE AGE 55
                             OPTION 1 CURRENT VALUES

                             0% HYPOTHETICAL GROSS             6% HYPOTHETICAL GROSS            12% HYPOTHETICAL GROSS
                               INVESTMENT RETURN                 INVESTMENT RETURN                 INVESTMENT RETURN
            PREMIUMS
           PAID PLUS                CASH                              CASH                               CASH
  POLICY  INTEREST AT     CASH      SURR       DEATH        CASH      SURR       DEATH        CASH       SURR        DEATH
   YEAR        5%        VALUE      VALUE     BENEFIT      VALUE      VALUE     BENEFIT       VALUE      VALUE      BENEFIT
     1        12,758      8,462        -     1,000,000      9,050        -      1,000,000     9,641        -       1,000,000
     2        26,153     16,739      6,854   1,000,000     18,442      8,556   1,000,000     20,217     10,331     1,000,000
     3        40,218     24,757     15,860   1,000,000     28,115     19,218   1,000,000     31,758     22,861     1,000,000
     4        54,986     35,254     27,346   1,000,000     40,906     32,998   1,000,000     47,272     39,363     1,000,000
     5        70,493     45,426     38,506   1,000,000     54,099     47,179   1,000,000     64,234     57,314     1,000,000
     6        86,775     55,236     49,305   1,000,000     67,675     61,743   1,000,000     82,762     76,831     1,000,000
     7       103,872     64,638     59,695   1,000,000     81,601     76,659   1,000,000    102,978     98,035     1,000,000
     8       121,823     73,566     69,612   1,000,000     95,830     91,875   1,000,000    125,001    121,047     1,000,000
     9       140,671     81,940     78,974   1,000,000    110,292    107,326   1,000,000    148,954    145,988     1,000,000
    10       160,462     89,665     89,665   1,000,000    124,909    124,909   1,000,000    174,968    174,968     1,000,000
    11       181,243     97,390     97,390   1,000,000    140,339    140,339   1,000,000    203,925    203,925     1,000,000
    12       203,063    104,994    104,994   1,000,000    156,498    156,498   1,000,000    236,018    236,018     1,000,000
    13       225,973    112,477    112,477   1,000,000    173,423    173,423   1,000,000    271,612    271,612     1,000,000
    14       250,030    119,841    119,841   1,000,000    191,153    191,153   1,000,000    311,156    311,156     1,000,000
    15       275,289    127,086    127,086   1,000,000    209,730    209,730   1,000,000    355,099    355,099     1,000,000
    16       301,810    134,214    134,214   1,000,000    229,199    229,199   1,000,000    403,939    403,939     1,000,000
    17       329,658    141,225    141,225   1,000,000    249,607    249,607   1,000,000    458,234    458,234     1,000,000
    18       358,899    148,120    148,120   1,000,000    271,035    271,035   1,000,000    518,604    518,604     1,000,000
    19       389,601    154,900    154,900   1,000,000    293,550    293,550   1,000,000    585,741    585,741     1,000,000
    20       421,839    161,565    161,565   1,000,000    317,212    317,212   1,000,000    660,416    660,416     1,000,000
    21       455,688    168,177    168,177   1,000,000    342,145    342,145   1,000,000    743,554    743,554     1,000,000
    22       491,230    174,257    174,257   1,000,000    368,023    368,023   1,000,000    835,943    835,943     1,000,000
    23       528,549    179,417    179,417   1,000,000    394,617    394,617   1,000,000    938,690    938,690     1,000,000
    24       567,734    183,474    183,474   1,000,000    421,876    421,876   1,000,000  1,052,899  1,052,899     1,105,544
    25       608,878    186,218    186,218   1,000,000    449,748    449,748   1,000,000  1,179,412  1,179,412     1,238,382
    26       652,080    187,397    187,397   1,000,000    478,182    478,182   1,000,000  1,319,518  1,319,518     1,385,494
    27       697,441    186,728    186,728   1,000,000    507,136    507,136   1,000,000  1,474,635  1,474,635     1,548,367
    28       745,071    183,878    183,878   1,000,000    536,581    536,581   1,000,000  1,646,317  1,646,317     1,728,633
    29       795,082    178,455    178,455   1,000,000    566,505    566,505   1,000,000  1,836,263  1,836,263     1,928,076
    30       847,594    169,980    169,980   1,000,000    596,912    596,912   1,000,000  2,046,326  2,046,326     2,148,642

ASSUMPTIONS:

(1)      NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.
(2)      CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES.
(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.


The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors, including the investment allocations made by an owner, prevailing rates and rates of inflation. The death benefit and cash value for a policy would be different form those shown if the actual rates of return averaged 0%, 6%, and 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by Nationwide or the trust that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

               $14,000 ANNUAL PREMIUM: $1,000,000 SPECIFIED AMOUNT
    MALE: NON-TOBACCO PREFERRED, ISSUE AGE 55 FEMALE: NON-TOBACCO PREFERRED,
                                  ISSUE AGE 55
                             OPTION 2 CURRENT VALUES

                             0% HYPOTHETICAL GROSS             6% HYPOTHETICAL GROSS            12% HYPOTHETICAL GROSS
                               INVESTMENT RETURN                 INVESTMENT RETURN                 INVESTMENT RETURN
             PREMIUMS
            PAID PLUS                CASH                           CASH                               CASH
  POLICY   INTEREST AT     CASH      SURR      DEATH       CASH     SURR       DEATH       CASH        SURR         DEATH
   YEAR         5%        VALUE      VALUE    BENEFIT     VALUE     VALUE     BENEFIT      VALUE       VALUE        BENEFIT
     1        14,700     10,193        -     1,010,193    10,885       560   1,010,885      11,579      1,254      1,011,579
     2        30,135     20,173      9,848   1,020,173    22,189    11,864   1,022,189      24,291     13,966      1,024,291
     3        46,342     29,878     20,586   1,029,878    33,872    24,580   1,033,872      38,201     28,909      1,038,201
     4        63,359     42,033     33,773   1,042,033    48,756    40,496   1,048,756      56,324     48,064      1,056,324
     5        81,227     53,828     46,600   1,053,828    64,123    56,895   1,064,123      76,150     68,923      1,076,150
     6        99,988     65,220     59,025   1,065,220    79,947    73,752   1,079,947      97,813     91,618      1,097,813
     7       119,688     76,154     70,992   1,076,154    96,189    91,026   1,096,189     121,444    116,282      1,121,444
     8       140,372     86,555     82,425   1,086,555   112,784   108,654   1,112,784     147,167    143,037      1,147,167
     9       162,090     96,326     93,228   1,096,326   129,643   126,545   1,129,643     175,096    171,998      1,175,096
    10       184,895    105,357    105,357   1,105,357   146,658   146,658   1,146,658     205,341    205,341      1,205,341
    11       208,840    114,363    114,363   1,114,363   164,568   164,568   1,164,568     238,909    238,909      1,238,909
    12       233,982    123,204    123,204   1,123,204   183,267   183,267   1,183,267     276,023    276,023      1,276,023
    13       260,381    131,881    131,881   1,131,881   202,791   202,791   1,202,791     317,116    317,116      1,317,116
    14       288,100    140,395    140,395   1,140,395   223,180   223,180   1,223,180     362,621    362,621      1,362,621
    15       317,205    148,747    148,747   1,148,747   244,471   244,471   1,244,471     413,016    413,016      1,413,016
    16       347,765    156,936    156,936   1,156,936   266,732   266,732   1,266,732     468,833    468,833      1,468,833
    17       379,853    164,964    164,964   1,164,964   290,028   290,028   1,290,028     530,660    530,660      1,530,660
    18       413,546    172,832    172,832   1,172,832   314,410   314,410   1,314,410     599,151    599,151      1,599,151
    19       448,923    180,541    180,541   1,180,541   339,931   339,931   1,339,931     675,031    675,031      1,675,031
    20       486,070    188,089    188,089   1,188,089   366,645   366,645   1,366,645     759,102    759,102      1,759,102
    21       525,073    195,539    195,539   1,195,539   394,671   394,671   1,394,671     852,318    852,318      1,852,318
    22       566,027    202,322    202,322   1,202,322   423,488   423,488   1,423,488     955,071    955,071      1,955,071
    23       609,028    207,959    207,959   1,207,959   452,630   452,630   1,452,630   1,067,880  1,067,880      2,067,880
    24       654,179    212,218    212,218   1,212,218   481,860   481,860   1,481,860   1,191,577  1,191,577      2,191,577
    25       701,588    214,834    214,834   1,214,834   510,891   510,891   1,510,891   1,327,051  1,327,051      2,327,051
    26       751,368    215,501    215,501   1,215,501   539,379   539,379   1,539,379   1,475,236  1,475,236      2,475,236
    27       803,636    213,881    213,881   1,213,881   566,922   566,922   1,566,922   1,637,132  1,637,132      2,637,132
    28       858,518    209,599    209,599   1,209,599   593,058   593,058   1,593,058   1,813,805  1,813,805      2,813,805
    29       916,144    202,231    202,231   1,202,231   617,247   617,247   1,617,247   2,006,378  2,006,378      3,006,378
    30       976,651    191,299    191,299   1,191,299   638,860   638,860   1,638,860   2,216,034  2,216,034      3,216,034

ASSUMPTIONS:
(1)      NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.
(2)      CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES.
(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.


The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors, including the investment allocations made by an owner, prevailing rates and rates of inflation. The death benefit and cash value for a policy would be different form those shown if the actual rates of return averaged 0%, 6%, and 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by Nationwide or the trust that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

               $12,150 ANNUAL PREMIUM: $1,000,000 SPECIFIED AMOUNT
    MALE: NON-TOBACCO PREFERRED, ISSUE AGE 55 FEMALE: NON-TOBACCO PREFERRED,
                                  ISSUE AGE 55
                           OPTION 1 GUARANTEED VALUES

                             0% HYPOTHETICAL GROSS             6% HYPOTHETICAL GROSS            12% HYPOTHETICAL GROSS
                               INVESTMENT RETURN                 INVESTMENT RETURN                 INVESTMENT RETURN
             PREMIUMS
            PAID PLUS                CASH                           CASH                               CASH
  POLICY   INTEREST AT     CASH      SURR      DEATH       CASH     SURR       DEATH       CASH        SURR         DEATH
   YEAR         5%        VALUE      VALUE    BENEFIT     VALUE     VALUE     BENEFIT     VALUE       VALUE        BENEFIT
     1        12,758      7,866        -     1,000,000     8,436       -     1,000,000       9,007        -       1,000,000
     2        26,153     15,557      5,672   1,000,000    17,185     7,299   1,000,000      18,884       8,999    1,000,000
     3        40,218     22,994     14,096   1,000,000    26,183    17,286   1,000,000      29,648      20,751    1,000,000
     4        54,986     33,511     25,602   1,000,000    38,881    30,973   1,000,000      44,936      37,027    1,000,000
     5        70,493     43,702     36,782   1,000,000    51,977    45,057   1,000,000      61,647      54,727    1,000,000
     6        86,775     53,531     47,600   1,000,000    65,450    59,518   1,000,000      79,897      73,965    1,000,000
     7       103,872     62,951     58,008   1,000,000    79,268    74,325   1,000,000      99,802      94,860    1,000,000
     8       121,823     71,896     67,942   1,000,000    93,381    89,427   1,000,000     121,481     117,527    1,000,000
     9       140,671     80,286     77,320   1,000,000   107,722   104,756   1,000,000     145,049     142,083    1,000,000
    10       160,462     88,026     88,026   1,000,000   122,209   122,209   1,000,000     170,634     170,634    1,000,000
    11       181,243     95,016     95,016   1,000,000   136,754   136,754   1,000,000     198,380     198,380    1,000,000
    12       203,063    101,149    101,149   1,000,000   151,260   151,260   1,000,000     228,454     228,454    1,000,000
    13       225,973    106,311    106,311   1,000,000   165,625   165,625   1,000,000     261,062     261,062    1,000,000
    14       250,030    110,371    110,371   1,000,000   179,732   179,732   1,000,000     296,496     296,496    1,000,000
    15       275,289    113,157    113,157   1,000,000   193,423   193,423   1,000,000     335,025     335,025    1,000,000
    16       301,810    114,433    114,433   1,000,000   206,483   206,483   1,000,000     376,939     376,939    1,000,000
    17       329,658    113,878    113,878   1,000,000   218,622   218,622   1,000,000     422,560     422,560    1,000,000
    18       358,899    111,067    111,067   1,000,000   229,453   229,453   1,000,000     472,260     472,260    1,000,000
    19       389,601    105,477    105,477   1,000,000   238,507   238,507   1,000,000     526,521     526,521    1,000,000
    20       421,839     96,511     96,511   1,000,000   245,249   245,249   1,000,000     586,002     586,002    1,000,000
    21       455,688     83,558     83,558   1,000,000   249,152   249,152   1,000,000     651,681     651,681    1,000,000
    22       491,230     65,809     65,809   1,000,000   249,488   249,488   1,000,000     724,752     724,752    1,000,000
    23       528,549     42,395     42,395   1,000,000   245,477   245,477   1,000,000     806,901     806,901    1,000,000
    24       567,734     12,238     12,238   1,000,000   236,149   236,149   1,000,000     900,375     900,375    1,000,000
    25       608,878       0          0          0       220,210   220,210   1,000,000   1,007,483   1,007,483    1,057,858
    26       652,080       0          0          0       195,866   195,866   1,000,000   1,126,113   1,126,113    1,182,419
    27       697,441       0          0          0       160,634   160,634   1,000,000   1,256,678   1,256,678    1,319,512
    28       745,071       0          0          0       111,064   111,064   1,000,000   1,400,191   1,400,191    1,470,200
    29       795,082       0          0          0        42,485    42,485   1,000,000   1,557,709   1,557,709    1,635,595
    30       847,594       0          0          0          0         0          0       1,730,341   1,730,341    1,816,858

ASSUMPTIONS:
(1)      NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.
(2)      CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES.
(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.


The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors, including the investment allocations made by an owner, prevailing rates and rates of inflation. The death benefit and cash value for a policy would be different form those shown if the actual rates of return averaged 0%, 6%, and 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by Nationwide or the trust that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

               $14,000 ANNUAL PREMIUM: $1,000,000 SPECIFIED AMOUNT
    MALE: NON-TOBACCO PREFERRED, ISSUE AGE 55 FEMALE: NON-TOBACCO PREFERRED,
                                  ISSUE AGE 55
                           OPTION 2 GUARANTEED VALUES

                             0% HYPOTHETICAL GROSS             6% HYPOTHETICAL GROSS            12% HYPOTHETICAL GROSS
                               INVESTMENT RETURN                 INVESTMENT RETURN                 INVESTMENT RETURN
             PREMIUMS
            PAID PLUS                CASH                           CASH                               CASH
  POLICY   INTEREST AT     CASH      SURR      DEATH       CASH     SURR       DEATH       CASH        SURR         DEATH
   YEAR         5%        VALUE      VALUE    BENEFIT     VALUE     VALUE     BENEFIT     VALUE       VALUE        BENEFIT
     1        14,700      9,597        -     1,009,597    10,271       -     1,010,271      10,946         621    1,010,946
     2        30,135     18,991      8,666   1,018,991    20,933    10,608   1,020,933      22,959      12,634    1,022,959
     3        46,342     28,114     18,821   1,028,114    31,941    22,648   1,031,941      36,092      26,800    1,036,092
     4        63,359     40,290     32,030   1,040,290    46,733    38,473   1,046,733      53,990      45,730    1,053,990
     5        81,227     52,105     44,878   1,052,105    62,004    54,776   1,062,004      73,568      66,340    1,073,568
     6        99,988     63,518     57,323   1,063,518    77,728    71,533   1,077,728      94,955      88,760    1,094,955
     7       119,688     74,473     69,310   1,074,473    93,864    88,702   1,093,864     118,281     113,119    1,118,281
     8       140,372     84,893     80,763   1,084,893   110,349   106,219   1,110,349     143,667     139,537    1,143,667
     9       162,090     94,683     91,586   1,094,683   127,093   123,995   1,127,093     171,222     168,124    1,171,222
    10       184,895    103,735    103,735   1,103,735   143,987   143,987   1,143,987     201,054     201,054    1,201,054
    11       208,840    111,925    111,925   1,111,925   160,905   160,905   1,160,905     233,268     233,268    1,233,268
    12       233,982    119,128    119,128   1,119,128   177,706   177,706   1,177,706     267,986     267,986    1,267,986
    13       260,381    125,208    125,208   1,125,208   194,232   194,232   1,194,232     305,379     305,379    1,305,379
    14       288,100    130,013    130,013   1,130,013   210,300   210,300   1,210,300     345,564     345,564    1,345,564
    15       317,205    133,343    133,343   1,133,343   225,668   225,668   1,225,668     388,616     388,616    1,388,616
    16       347,765    134,936    134,936   1,134,936   240,012   240,012   1,240,012     434,549     434,549    1,434,549
    17       379,853    134,442    134,442   1,134,442   252,907   252,907   1,252,907     483,282     483,282    1,483,282
    18       413,546    131,408    131,408   1,131,408   263,809   263,809   1,263,809     534,611     534,611    1,534,611
    19       448,923    125,299    125,299   1,125,299   272,038   272,038   1,272,038     588,218     588,218    1,588,218
    20       486,070    115,545    115,545   1,115,545   276,834   276,834   1,276,834     643,705     643,705    1,643,705
    21       525,073    101,623    101,623   1,101,623   277,441   277,441   1,277,441     700,673     700,673    1,700,673
    22       566,027     82,898    82,898    1,082,898   272,946   272,946   1,272,946     758,555     758,555    1,758,555
    23       609,028     58,798    58,798    1,058,798   262,444   262,444   1,262,444     816,780     816,780    1,816,780
    24       654,179     28,698    28,698    1,028,698   244,929   244,929   1,244,929     874,653     874,653    1,874,653
    25       701,588       0          0          0       219,200   219,200   1,219,200     931,235     931,235    1,931,235
    26       751,368       0          0          0       183,780   183,780   1,183,780     985,242     985,242    1,985,242
    27       803,636       0          0          0       136,852   136,852   1,136,852   1,034,992   1,034,992    2,034,992
    28       858,518       0          0          0        76,262    76,262   1,076,262   1,078,360   1,078,360    2,078,360
    29       916,144       0          0          0          0         0          0       1,112,923   1,112,923    2,112,923
    30       976,651       0          0          0          0         0          0       1,136,074   1,136,074    2,136,074

ASSUMPTIONS:
(1)      NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.
(2)      CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES.
(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.


The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors, including the investment allocations made by an owner, prevailing rates and rates of inflation. The death benefit and cash value for a policy would be different form those shown if the actual rates of return averaged 0%, 6%, and 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by Nationwide or the trust that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

APPENDIX C: PERFORMANCE SUMMARY INFORMATION

The performance tables display historical investment results of the underlying mutual fund sub-accounts. This information may be useful in helping potential investors in deciding which underlying mutual fund sub-accounts to choose and in assessing the competence of the underlying mutual funds' investment advisers. The performance figures shown should be considered in light of the investment objectives and policies, characteristics and quality of the underlying portfolios of the underlying mutual funds, and the market conditions during the periods of time quoted. The performance figures should not be considered as estimates or predictions of future performance. Investment return and the principal value of the underlying mutual fund sub-accounts are not guaranteed and will fluctuate so that a policy owner's units, when redeemed, may be worth more or less than their original cost.

               PERFORMANCE TABLES - TOTAL RETURN

              =====================================================================================================================
                                Annual Percentage             Non annualized Percentage Change            Annualized Percentage
                                      Change                                                                       Change
===================================================================================================================================
 Underlying    Fund      Unit                     1 mo     1 Yr     2 Yrs    3 Yrs   5 Yrs    Incept.    3 Yrs     5 Yrs   Incept.
   Invest.    Incept,   Values  1997 1998   1998    To       to        to       to      to       to        to        to       to
  Options      Date**   2/31/99                  12/31/99 12/31/99 12/31/99 12/31/99 12/31/99 12/31/99  12/31/99  12/31/99 12/31/99
===================================================================================================================================
American       10/30/97  14.97    NA 26.86  18.02  5.96    18.02    49.73        NA       NA     61.40        NA        NA    24.69
Century
VP Income
& Growth
-----------------------------------------------------------------------------------------------------------------------------------
American       05/01/94  19.48  18.63 18.76  64.04 20.77    64.04    94.81    131.12   196.70    181.86       32.21   24.30   20.09
Century VP
International
-----------------------------------------------------------------------------------------------------------------------------------
American       05/01/96  10.39  26.08  4.81  -0.85 -1.00    -0.85     3.92     31.03       NA     47.12        9.43     NA    11.11
Century VP
Value
-----------------------------------------------------------------------------------------------------------------------------------
Dreyfus        04/30/99  12.93     NA    NA     NA 15.77       NA       NA        NA       NA     29.20          NA     NA       NA
Investment
Portfolios-
European
Equity
Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
The Dreyfus    10/06/93  16.83  28.43 29.38  30.08  8.53    30.08    68.30    116.15   252.60    284.18       29.30    28.66  24.10
Socially
Responsible
Growth Fund,
Inc.
-----------------------------------------------------------------------------------------------------------------------------------
Dreyfus        09/29/89  15.46  32.96 28.21  20.60  5.85    20.60    54.63    105.59   244.57    421.16       27.15    28.07  17.47
Stock Index
Fund, Inc,
-----------------------------------------------------------------------------------------------------------------------------------
Dreyfus        04/05/93  14.51  28.05 30.22  11.46  2.46    11.46    45.13     85.84   211.55    242.65       22.95    25.52  20.06
Variable
Investment
Fund-
Apprec.
Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
Federated      04/22/99   9.87     NA    NA     NA -0.41       NA       NA        NA       NA     -2.00          NA       NA     NA
Insurance
Series-
Federated
Quality
Bond
Fund II
-----------------------------------------------------------------------------------------------------------------------------------
Fidelity       10/09/86  11.85  28.05 11.54   6.25  1.02     6.25    18.52     51.77   134.31    451.00       14.92    18.57  13.77
VIP
Equity
Income
Portfolio:
Service
Class
-----------------------------------------------------------------------------------------------------------------------------------
Fidelity       10/09/86  19.13  23.45 39.38  37.29 10.08    37.29    91.34    136.21   266.77    871.37       33.18    29.68  18.76
VIP
Growth
Portfolio:
Service
Class
-----------------------------------------------------------------------------------------------------------------------------------
Fidelity       09/19/85  10.33  17.58 -4.42   8.07  2.27     8.07     3.29     21.45    67.03    338.78        6.69    10.80  10.91
VIP High
Income
Portfolio:
Service
Class
-----------------------------------------------------------------------------------------------------------------------------------
Fidelity       01/28/87  16.05  11.56 12.64  42.46 11.62    42.46    60.47     79.01   122.28    280.45       21.42    17.32  10.89
VIP
Overseas
Portfolio:
Service
Class
-----------------------------------------------------------------------------------------------------------------------------------
Fidelity       01/03/95  16.13  24.08 29.94  24.15  8.91    24.15    61.31    100.16       NA    239.00       26.02       NA  27.71
VIP II
Contrafund
Portfolio:
Service
Class
-----------------------------------------------------------------------------------------------------------------------------------
Fidelity       01/03/95  12.97  29.95 24.51   4.18  2.35     4.18    29.71     68.56       NA    164.19       19.01       NA  21.48
VIP III
Growth
Opport.
Portfolio:
Service
Class
-----------------------------------------------------------------------------------------------------------------------------------
NSAT           04/15/92  13.55  34.49 29.96   4.28 -1.24     4.28    35.52     82.27   197.40    241.72       22.15    24.36  17.28
Capital
Apprec.
Fund
-----------------------------------------------------------------------------------------------------------------------------------
NSAT Govt.     11/08/82  10.64   9.67  8.91  -2.35 -0.76    -2.35     6.35     16.63    43.32    313.47        5.26     7.46   8.63
Bond Fund
-----------------------------------------------------------------------------------------------------------------------------------
NSAT Money     11/10/81  11.04   5.27  5.27   4.85  0.45     4.85    10.38     16.19    29.07    231.65        5.13     5.24   6.83
Market
Fund
-----------------------------------------------------------------------------------------------------------------------------------
NSAT Total     11/08/82  12.63  29.43 18.07   6.94 -0.07     6.94    26.27     63.43   157.06   1132.55       17.79    20.78  15.78
Return
Fund
-----------------------------------------------------------------------------------------------------------------------------------
NSAT           10/31/97  10.90     NA  8.07   0.87 -1.09     0.87     9.01        NA      NA      10.60          NA       NA   4.76
Nationwide
Balanced
Fund
-----------------------------------------------------------------------------------------------------------------------------------
NSAT           10/31/97  14.65     NA 19.14  22.92  6.98    22.92    46.45        NA      NA      48.17          NA       NA  19.90
Nationwide
Global 50
Fund
-----------------------------------------------------------------------------------------------------------------------------------
NSAT           10/31/97  13.40     NA 10.81  20.92  5.76    20.92    33.99        NA      NA      33.51          NA       NA  14.27
Nationwide
Mid Cap
Index Fund
(formerly
NSAT
Nationwide
Select
Advisers
Mid Cap
Fund)
-----------------------------------------------------------------------------------------------------------------------------------
NSAT           10/31/97  10.42     NA  2.60   1.56  0.99     1.56     4.20        NA      NA       5.28          NA       NA   2.40
Nationwide
Multi Sector
Bond Fund
-----------------------------------------------------------------------------------------------------------------------------------
NSAT           05/03/99  20.50     NA    NA     NA 27.81       NA       NA        NA      NA     105.01          NA       NA     NA
Nationwide
Small Cap
Growth Fund
-----------------------------------------------------------------------------------------------------------------------------------
NSAT           10/31/97  12.39     NA -3.06  27.84  7.34    27.84    23.92        NA      NA      21.92          NA       NA   9.58
Nationwide
Small Cap
Value
Fund
-----------------------------------------------------------------------------------------------------------------------------------
NSAT           10/23/95  14.55  17.35  1.01  44.02 15.58    44.02    45.47     70.71      NA     139.82       19.51       NA  23.23
Nationwide
Small
Company
Fund
-----------------------------------------------------------------------------------------------------------------------------------
NSAT           10/31/97  21.17     NA 14.59  84.75 17.10    84.75   111.71        NA      NA     116.36          NA       NA  42.79
Nationwide
Strategi
Growth
Fund
-----------------------------------------------------------------------------------------------------------------------------------
Neuberger      11/03/97  15.13     NA 31.67  14.93 3.59    14.93     51.33        NA      NA      59.20          NA       NA  24.04
Berman
AMT Guardian
Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
Neuberger      11/03/97  21.43     NA 39.28  53.89 20.48    53.89   114.34        NA      NA     151.21          NA       NA  53.23
Berman
AMT Mid-Cap
Growth
Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
Neuberger      03/22/94  11.19  31.25  4.21   7.37  3.42     7.37    11.89     46.85  159.68     153.70       13.67    21.03  17.50
Berman
AMT Partners
Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
Oppenheimer    08/15/86  20.63  11.67 12.36  83.60 19.27    83.60   106.30    130.38  267.05     943.66       32.07    29.70  19.16
Variable
Account
Funds-
Oppenheimer
Aggressive
Growth
Fund/VA
-----------------------------------------------------------------------------------------------------------------------------------
Oppenheimer    04/03/85  17.57  26.69 24.00  41.66 14.87    41.66    75.65    122.54  280.67     995.14       30.56    30.65  17.63
Variable
Account
Funds-
Oppenheimer
Capital
Appreciation
Fund/VA
-----------------------------------------------------------------------------------------------------------------------------------

              =====================================================================================================================
                                Annual Percentage             Non annualized Percentage Change            Annualized Percentage
                                      Change                                                                       Change
===================================================================================================================================
 Underlying    Fund       Unit                     1 mo     1 Yr     2 Yrs    3 Yrs   5 Yrs    Incept.    3 Yrs     5 Yrs   Incept.
   Invest.    Incept,    Values 1997 1998   1998    To       to        to       to      to       to        to        to       to
  Options      Date**   2/31/99                  12/31/99 12/31/99 12/31/99 12/31/99 12/31/99 12/31/99  12/31/99  12/31/99 12/31/99
===================================================================================================================================
Oppenheimer    07/05/95  12.74  32.48  4.70  21.71  5.98    21.71    27.43     68.82      NA     180.19       19.07       NA  25.82
Variable
Account
Funds-
Oppenheimer
Main Street
Growth &
Income
Fund/VA
-----------------------------------------------------------------------------------------------------------------------------------
The            06/16/97   9.27     NA 28.38  29.37  6.12    29.37    -7.34        NA      NA      -6.62          NA       NA  -2.66
Universal
Inst.
Funds,
Inc.-
Emerging
Markets
Debt
Portfolio
-----------------------------------------------------------------------------------------------------------------------------------
Van Eck        12/27/95  13.19 -11.60 34.13 100.28 26.08   100.28    31.92     16.62      NA      46.42        5.26       NA   9.93
Worldwide
Insurance
Trust-
Worldwide
Emerging
Markets
Fund
-----------------------------------------------------------------------------------------------------------------------------------
Van Eck        09/01/89   8.35  -1.68 30.97  21.00  8.09    21.00   -16.47    -17.87    7.62      46.87       -6.35     1.48   3.79
Worldwide
Insurance
Trust-
Worldwide
Hard
Assets
Fund
-----------------------------------------------------------------------------------------------------------------------------------
Van Kampen     07/03/95   8.54  21.47 11.62  -3.37  3.51    -3.37   -14.60      3.74      NA      57.95        1.23       NA  10.71
Life
Invest.
Trust-
Morgan
Stanley
Real
Estate
Securities
Portfolio
-----------------------------------------------------------------------------------------------------------------------------------

The preceding table displays three types of total return: (1) Annual Percentage Change; (2) Cumulative Non-Annualized Percentage Change; and (3) Average Annualized Percentage Change. Total return shows the percent change in unit values, with dividends and capital gains reinvested, after the deduction of applicable investment advisory fees and other expenses of the underlying mutual funds), and includes no contract-level charges. The total return figures shown in the Annual Percentage Change and Annualized Percentage Change columns represent annualized figures, i.e., they show the rate of growth that would have produced the corresponding cumulative return had performance been constant over the entire period quoted. The Annual Percentage Change reflects the rate of return on an annual percentage basis during the 1999 calendar year. The Average Annualized Percentage Change reflects the annual percentage rate of return over 3 and 5 year periods, or from underlying mutual fund inception. The Non-Annualized Percentage Change total return figures are not annual return figures but instead represent the total percentage change in unit value over the stated periods without annualization. THE TOTAL RETURN FIGURES DO NOT TAKE INTO ACCOUNT THE SEVERAL OTHER POLICY CHARGES WHICH ARE DESCRIBED IN THE "POLICY CHARGES" SECTION. THESE OTHER CHARGES INCLUDE DEDUCTIONS FROM PREMIUMS, COST OF INSURANCE CHARGES, SURRENDER CHARGES AND A MONTHLY ADMINISTRATIVE CHARGE.

**The underlying mutual fund Inception Date is the date the underlying mutual fund first became effective, which is not necessarily the same date the underlying mutual fund was first made available through the variable account. For those underlying mutual funds which have not been offered as sub-accounts through the variable account for one of the quoted periods, the cash values will show the investment performance such underlying mutual funds would have achieved (reduced by any applicable variable account and policy charges, and underlying mutual fund investment advisory fees and expenses) had they been offered as sub-accounts through the variable account for the period quoted. Certain underlying mutual funds are not as old as some of the periods quoted, therefore, the cash values may not be available for all of the periods shown.

Performance for the Janus Aspen Series Capital Appreciation Portfolio: Service Shares, Janus Aspen Series International Growth Portfolio: Service Shares and the Janus Aspen Series Global Technology Portfolio: Service Shares is not provided due to the funds not being available in this product until January 27, 2000.

The Oppenheimer Variable Account Funds-Oppenheimer Global Securities Fund/VA, the Strong Opportunity Fund II, Inc. and The Universal Institutional Funds, Inc.-Mid Cap Growth Portfolio were added to the variable account effective May 1, 2000. Therefore, no sub-account performance is available.

                         PERFORMANCE TABLE - CASH VALUES

            ========================================================================================================================
                         1 YEAR TO      2 YEARS TO          3 YEARS TO       5 YEARS TO        10 YEARS TO        INCEPTION TO
                         12/31/99        12/31/99            12/31/99         12/31/99           12/31/99            12/31/99
====================================================================================================================================
UNDERLYING   FUND               CASH             CASH              CASH              CASH              CASH                 CASH
INVEST       INCEPT   ACCUM     SURR   ACCUM     SURR     ACCUM    SURR     ACCUM    SURR     ACCUM    SURR      ACCUM      SURR
OPTIONS      DATE**   VALUE     VALUE  VAUE      VALUE    VAUE     VALUE    VAUE     VALUE    VAUE     VALUE     VAUE       VALUE
====================================================================================================================================
American     10/30/97 $19,047   $8,011 $43,232   $32,196       NA       NA       NA       NA       NA       NA    $70,627    $60,694
Century
VP Income
& Growth
------------------------------------------------------------------------------------------------------------------------------------
American     05/02/94 $26,603  $15,567 $58,210   $47,174  $95,329  $97,826 $191,988 $184,262       NA       NA   $227,494   $220,873
Century
VP Int.
------------------------------------------------------------------------------------------------------------------------------------
American     05/01/96 $15,937   $4,901 $32,507   $21,471  $53,506  $56,004       NA       NA       NA       NA    $76,026    $67,197
Century
VP Value
------------------------------------------------------------------------------------------------------------------------------------
Dreyfus      04/30/99      NA       NA      NA        NA       NA       NA       NA       NA       NA       NA    $21,973    $10,937
Invest.
Portfolios-
European
Equity
Portfolio
------------------------------------------------------------------------------------------------------------------------------------
The Dreyfu   10/06/93 $21,104  $10,068 $48,280   $37,244  $83,132  $85,630 $188,477 $180,751       NA       NA   $284,255   $278,737
Socially
Responsible
Growth Fund,
Inc.
------------------------------------------------------------------------------------------------------------------------------------
Dreyfus      09/29/89 $19,522   $8,485 $44,514   $33,478  $77,761  $80,259 $179,788 $172,063 $548,754 $548,754   $601,624   $601,624
Stock
Index Fund,
Inc.
------------------------------------------------------------------------------------------------------------------------------------
Dreyfus      04/05/93 $17,963   $6,927 $41,495   $30,459  $71,514  $74,011 $164,736 $157,011       NA       NA   $268,712   $263,194
Variable
Investment
Fund-
Apprec.
Portfolio
------------------------------------------------------------------------------------------------------------------------------------
Federated    04/22/99      NA       NA      NA        NA       NA       NA       NA      NA        NA       NA    $16,381     $5,345
Insurance
Series-
Federated
Quality
Bond
Fund II
------------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP 10/09/86 $17,148   $6,112 $36,121   $25,085  $60,523  $63,021 $130,999 $123,274 $423,855  $423,855  $708,040   $708,040
Equity
Income
Portfolio:
Service
Class
------------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP 10/09/86 $22,343  $11,306 $53,378   $42,341  $91,333  $93,831 $201,020 $193,295 $639,058 $639,058 $1,162,973 $1,162,973
Growth
Portfolio:
Service
Class
------------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP 09/19/85 $17,445   $6,409 $33,837   $22,801  $53,174  $55,672 $106,882  $99,156 $318,621 $318,621   $590,818   $590,818
High Income
Portfolio:
Service
Class
------------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP 01/28/87 $23,107  $12,070 $48,938   $37,902  $77,540  $80,038 $151,576 $143,850 $390,907 $390,907   $579,824   $579,824
Overseas
Portfolio:
Service
Class
------------------------------------------------------------------------------------------------------------------------------------
Fidelity     01/03/95 $20,091   $9,055 $46,107   $35,071  $78,211  $80,708       NA       NA       NA       NA   $178,251   $170,525
VIP II
Contrafund
Portfolio:
Service
Class
------------------------------------------------------------------------------------------------------------------------------------
Fidelity     01/03/95 $16,702   $5,665 $37,561   $26,525  $64,688  $67,186       NA       NA       NA       NA   $144,266   $136,541
VIP III
Growth
Opport.
Portfolio:
Service
Class
------------------------------------------------------------------------------------------------------------------------------------
NSAT Capital 05/14/92 $16,776   $5,740 $38,715   $27,679  $68,189  $70,686 $158,039 $150,314       NA       NA   $314,507   $310,092
Apprec.
Fund
------------------------------------------------------------------------------------------------------------------------------------
NSAT         11/08/82 $15,584   $4,547 $32,594   $21,558  $51,040  $53,538  $97,663  $89,938 $241,942 $241,942   $640,239   $640,239
Government
Bond Fund
------------------------------------------------------------------------------------------------------------------------------------
NSAT Money   11/10/81 $16,840   $5,803 $34,445   $23,409  $52,782  $55,280  $97,457  $89,731 $220,898 $220,898   $559,761   $559,761
Market Fund
------------------------------------------------------------------------------------------------------------------------------------
NSAT Total   11/08/82 $17,224   $6,188 $37,536   $26,500  $63,887  $66,385 $142,319 $134,593 $428,176 $428,176 $1,365,376 $1,365,376
Return Fund
------------------------------------------------------------------------------------------------------------------------------------
NSAT         10/31/97 $16,196   $5,160 $33,636   $22,600       NA       NA       NA       NA       NA       NA    $52,872    $42,940
Nationwide
Balanced
Fund
------------------------------------------------------------------------------------------------------------------------------------
NSAT         10/31/97 $19,873   $8,837 $43,461   $32,425       NA       NA       NA       NA       NA       NA    $66,308    $56,376
Nationwide
Global 50
Fund
------------------------------------------------------------------------------------------------------------------------------------
NSAT         10/31/97 $19,494   $8,458 $40,854   $29,817       NA       NA       NA       NA       NA       NA    $64,040    $54,108
Nationwide
Mid Cap
Index Fund
------------------------------------------------------------------------------------------------------------------------------------
NSAT         10/31/97 $16,238   $5,202 $32,817   $21,781       NA       NA       NA       NA       NA       NA    $52,100    $42,167
Nationwide
Multi
Sector
Bond Fund
------------------------------------------------------------------------------------------------------------------------------------
NSAT         05/03/99      NA       NA      NA        NA       NA       NA       NA      NA        NA       NA    $35,475    $24,438
Nationwide
Small Cap
Growth Fund
------------------------------------------------------------------------------------------------------------------------------------
NSAT         10/31/97 $20,760   $9,723 $40,272   $29,236       NA       NA       NA      NA        NA       NA    $64,251    $54,319
Nationwide
Small Cap
Value Fund
------------------------------------------------------------------------------------------------------------------------------------
NSAT         10/23/95 $23,221  $12,184 $46,242   $35,206  $73,417  $75,914       NA      NA        NA       NA   $144,388   $136,663
Nationwide
Small
Company
Fund
------------------------------------------------------------------------------------------------------------------------------------
NSAT         10/31/97 $30,442  $19,406 $64,191   $53,155       NA       NA       NA      NA        NA       NA    $96,014    $86,081
Nationwide
Strategic
Growth
Fund
------------------------------------------------------------------------------------------------------------------------------------
Neuberger    11/03/97 $18,604   $7,568 $43,365   $32,329       NA       NA       NA      NA        NA       NA    $66,615    $56,682
Berman AMT
Guardian
Portfolio
------------------------------------------------------------------------------------------------------------------------------------
Neuberger    11/03/97 $24,757  $13,720 $59,478   $48,441       NA       NA       NA      NA        NA       NA    $99,118    $89,185
Berman AMT
Mid-Cap
Growth
Portfolio
------------------------------------------------------------------------------------------------------------------------------------
Neuberger    03/22/94 $17,303   $6,267 $35,109   $24,072  $58,767  $61,265 $136,426 $128,700       NA       NA   $172,771   $166,150
Berman AMT
Partners
Portfolio
------------------------------------------------------------------------------------------------------------------------------------


            ========================================================================================================================
                         1 YEAR TO      2 YEARS TO           3 YEARS TO       5 YEARS TO       10 YEARS TO          INCEPTION TO
                         12/31/99        12/31/99             12/31/99        12/31/99          12/31/99              12/31/99
====================================================================================================================================
UNDERLYING   FUND               CASH             CASH              CASH              CASH              CASH               CASH
INVEST       INCEPT   ACCUM     SURR   ACCUM     SURR     ACCUM    SURR     ACCUM    SURR     ACCUM    SURR      ACCUM    SURR
OPTIONS      DATE**   VALUE     VALUE  VALUE     VALUE    VALUE    VALUE    VALUE    VALUE    VALUE    VALUE     VALUE    VALUE
====================================================================================================================================
Oppenheimer  08/15/86 $30,149  $19,112 $63,044   $52,007  $99,553 $102,051 $211,509 $203,784 $661,274 $661,274 $1,193,713 $1,193,713
Variable
Account
Funds -
Oppenheimer
Aggressive
Growth
Fund/VA
------------------------------------------------------------------------------------------------------------------------------------
Oppenheimer  04/03/85 $23,031  $11,994 $51,292   $40,256  $87,144  $89,641 $200,419 $192,693 $607,064 $607,064 $1,275,252 $1,275,252
Variable
Account
Funds
-Oppenheimer
Capital
Apprec.
Fund/VA
------------------------------------------------------------------------------------------------------------------------------------
Oppenheimer  07/05/95 $19,743   $8,706 $40,060   $29,024  $67,231  $69,729       NA      NA        NA       NA   $140,197   $132,472
Variable
Account
Funds -
Oppenheimer
Main Street
Growth &
Income
Fund/VA
------------------------------------------------------------------------------------------------------------------------------------
The
Universal    06/16/97 $21,006   $9,969 $35,263   $24,227       NA       NA       NA      NA        NA       NA    $49,334    $39,401
Instit.
Funds, Inc.-
Emerging
Markets Debt
Portfolio
------------------------------------------------------------------------------------------------------------------------------------
Van Eck      12/21/95 $33,116  $22,080 $52,915   $41,879  $71,389  $73,887       NA      NA        NA       NA   $123,331   $115,605
Worldwide
Insurance
Trust -
Worldwide
Emerging
Markets Fund
------------------------------------------------------------------------------------------------------------------------------------
Van Eck      09/01/89 $19,671   $8,635 $32,432   $21,395  $45,288  $47,786  $82,859  $75,133 $203,851 $203,851   $221,218   $221,218
Worldwide
Insurance
Trust -
Worldwide
Hard Assets
Fund
------------------------------------------------------------------------------------------------------------------------------------
Van Kampen   07/03/95 $15,470   $4,433 $28,820   $17,784  $45,291  $47,789       NA      NA       NA       NA     $95,629    $87,904
Life
Investment
Trust -
Morgan
Stanley
Real
Estate
Securities
Portfolio
------------------------------------------------------------------------------------------------------------------------------------

The cash value performance table shows the effect of the performance quoted on accumulated values and cash surrender values, based on a hypothetical annual guideline level premium of $20,000 for a 55 year old male and a 55 year old female, both non-smoker preferred, with a level initial basic coverage death benefit of $958,894. The cash surrender value figures reflect the deduction of all applicable fund level investment advisory fees and the maximum policy charges (i.e., premium load, mortality and expense risk charge, the applicable cost of insurance charges, and a monthly administrative charge). See the "Policy Charges" section for more information about these charges. The cost of insurance charges may be higher or lower for purchasers who do not meet the profile of the hypothetical purchaser. Illustrations reflecting a potential purchaser's specific characteristics are available from Nationwide upon request.

**The underlying mutual fund inception date is the date the underlying mutual fund first became effective, which is not necessarily the same date the underlying mutual fund was first made available through the variable account. For those underlying mutual funds which have not been offered as sub-accounts through the variable account for one of the quoted periods, the cash values will show the investment performance such underlying mutual funds would have achieved (reduced by any applicable variable account and policy charges, and underlying mutual fund investment advisory fees and expenses) had they been offered as sub-accounts through the variable account for the period quoted. Certain underlying mutual funds are not as old as some of the periods quoted, therefore, the cash values may not be available for all of the periods shown.

Performance for the Janus Aspen Series Capital Appreciation Portfolio: Service Shares, Janus Aspen Series International Growth Portfolio: Service Shares and the Janus Aspen Series Global Technology Portfolio: Service Shares is not provided due to the funds not being available in this product until January 27, 2000.

The Oppenheimer Variable Account Funds-Oppenheimer Global Securities Fund/VA, the Strong Opportunity Fund II, Inc. and The Universal Institutional Funds, Inc.-Mid Cap Growth Portfolio were added to the variable account effective May 1, 2000. Therefore, no sub-account performance is available.

                          Independent Auditors' Report
                          ----------------------------



The Board of Directors of Nationwide Life Insurance Company and Contract Owners of Nationwide VLI Separate Account-4:

      We have audited the accompanying statement of assets, liabilities and contract owners' equity of Nationwide VLI Separate Account-4 (comprised of the sub-accounts listed in note 1(b)) (collectively, "the Account") as of December 31, 1999, and the related statements of operations and changes in contract owners' equity for the year then ended and for the period February 18, 1998 (commencement of operations) through December 31, 1998. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1999, by correspondence with the transfer agents of the underlying mutual funds. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Account as of December 31, 1999, and the results of its operations and its changes in contract owners' equity for the year then ended and for the period February 18, 1998 (commencement of operations) through December 31, 1998, in conformity with generally accepted accounting principles.

                                                                        KPMG LLP

Columbus, Ohio
February 18, 2000

                       NATIONWIDE VLI SEPARATE ACCOUNT-4

          STATEMENT OF ASSETS, LIABILITIES AND CONTRACT OWNERS' EQUITY

                                DECEMBER 31, 1999

ASSETS:
   Investments at market value:
     American Century VP - American Century VP Income & Growth (ACVPIncGr)
        1,516,852 shares (cost $11,317,293) .......................................   $ 12,134,813
     American Century VP - American Century VP International (ACVPInt)
        1,236,421 shares (cost $11,263,761) .......................................     15,455,257
     American Century VP - American Century VP Value (ACVPValue)
        333,310 shares (cost $2,096,957) ..........................................      1,983,194
     The Dreyfus Socially Responsible Growth Fund, Inc. (DrySRGro)
        217,560 shares (cost $7,489,924) ..........................................      8,500,087
     Dreyfus Stock Index Fund (DryStkIx)
        3,157,931 shares (cost $108,850,206) ......................................    121,422,462
     Dreyfus VIF - Capital Appreciation Portfolio (DryCapAp)
        474,656 shares (cost $18,124,465) .........................................     18,924,546
     Dreyfus VIF - European Equity Portfolio (DryEuroEq)
        8,417 shares (cost $124,331) ..............................................        134,328
     Federated Insurance Series - Quality Bond Fund II (FedQualBd)
        1,135,643 shares (cost $11,089,105) .......................................     11,129,306
     Fidelity VIP - Equity-Income Portfolio - Service Class (FidVIPEI)
        625,133 shares (cost $15,869,177) .........................................     16,040,900
     Fidelity VIP - Growth Portfolio - Service Class (FidVIPGr)
        774,261 shares (cost $35,854,940) .........................................     42,429,507
     Fidelity VIP - High Income Portfolio - Service Class (FidVIPHI)
        807,088 shares (cost $8,963,595) ..........................................      9,103,953
     Fidelity VIP - Overseas Portfolio - Service Class (FidVIPOv)
        478,620 shares (cost $11,186,641) .........................................     13,104,615
     Fidelity VIP-II - Contrafund Portfolio - Service Class (FidVIPCon)
        846,655 shares (cost $20,982,859) .........................................     24,637,651
     Fidelity VIP-III - Growth Opportunities Portfolio - Service Class (FidVIPGrOp)
        442,345 shares (cost $9,827,088) ..........................................     10,227,022
     Morgan Stanley - Emerging Markets Debt Portfolio (MSEmMkt)
        99,824 shares (cost $676,149) .............................................        689,781
     Nationwide SAT - Balanced Fund (NSATBal)
        337,856 shares (cost $3,493,555) ..........................................      3,483,298
     Nationwide SAT - Capital Appreciation Fund (NSATCapAp)
        832,197 shares (cost $22,564,217) .........................................     21,395,784
     Nationwide SAT - Equity Income Fund (NSATEqInc)
        68,117 shares (cost $822,495) .............................................        921,629
     Nationwide SAT - Global Equity Fund (NSATGlobEq)
        1,102,541 shares (cost $14,278,718) .......................................     15,314,299
     Nationwide SAT - Government Bond Fund (NSATGvtBd)
        1,818,889 shares (cost $20,152,759) .......................................     19,625,811
     Nationwide SAT - High Income Bond Fund (NSATHIncBd)
        856,951 shares (cost $8,305,829) ..........................................      8,158,176
     Nationwide SAT - Money Market Fund (NSATMyMkt)
        139,947,802 shares (cost $139,947,802) ....................................    139,947,802

     Nationwide SAT - Multi Sector Bond Fund (NSATMSecBd)
        1,404,286 shares (cost $13,282,437) .......................................     13,158,162
     Nationwide SAT - Select Advisers Mid Cap Fund (NSATMidCap)
        70,400 shares (cost $786,210) .............................................        867,329
     Nationwide SAT - Small Cap Growth Fund (NSATSmCapGr)
        137,674 shares (cost $1,690,098) ..........................................      2,710,803
     Nationwide SAT - Small Cap Value Fund (NSATSmCapV)
        450,152 shares (cost $4,451,470) ..........................................      4,375,475
     Nationwide SAT - Small Company Fund (NSATSmCo)
        592,603 shares (cost $10,263,865) .........................................     13,108,386
     Nationwide SAT - Strategic Growth Fund (NSATStrGro)
        534,092 shares (cost $9,544,415) ..........................................     10,916,848
     Nationwide SAT - Strategic Value Fund (NSATStrVal)
        100,106 shares (cost $968,230) ............................................        941,995
     Nationwide SAT - Total Return Fund (NSATTotRe)
        1,267,636 shares (cost $23,594,301) .......................................     23,844,238
     Neuberger & Berman AMT - Guardian Portfolio (NBAMTGuard)
        186,660 shares (cost $2,798,624) ..........................................      2,958,557
     Neuberger & Berman AMT - Mid-Cap Growth Portfolio (NBAMTMCGr)
        501,384 shares (cost $8,967,458) ..........................................     12,183,627
     Neuberger & Berman AMT - Partners Portfolio (NBAMTPart)
        379,080 shares (cost $6,993,954) ..........................................      7,445,126
     Oppenheimer VAF - Aggressive Growth Fund (OppAggGro)
        138,214 shares (cost $8,314,249) ..........................................     11,376,389
     Oppenheimer VAF - Growth Fund (OppGro)
        274,533 shares (cost $10,866,320) .........................................     13,682,734
     Oppenheimer VAF - Growth & Income Fund (OppGrInc)
        280,701 shares (cost $6,119,593) ..........................................      6,913,670
     Van Eck WIT - Worldwide Emerging Markets Fund (VEWrldEMkt)
        188,431 shares (cost $2,005,261) ..........................................      2,687,020
     Van Eck WIT - Worldwide Hard Assets Fund (VEWrldHAs)
        40,565 shares (cost $424,254) .............................................        444,596
     Van Kampen LIT -
     Morgan Stanley Real Estate Securities Portfolio (VKMSRESec)
        126,609 shares (cost $1,668,890) ..........................................      1,566,147
     Warburg Pincus Trust - Growth & Income Portfolio (WPGrInc)
        96,784 shares (cost $1,147,125) ...........................................      1,150,757
     Warburg Pincus Trust - International Equity Portfolio (WPIntEq)
        136,868 shares (cost $1,673,971) ..........................................      2,285,689
     Warburg Pincus Trust - Post Venture Capital Portfolio (WPPVenCap)
        47,333 shares (cost $673,398) .............................................        911,634
                                                                                     -------------
            Total investments .....................................................    648,293,403
Accounts receivable ............................................................               190
                                                                                     -------------
            Total assets ..........................................................    648,293,593
ACCOUNTS PAYABLE ..................................................................         -
                                                                                     -------------
CONTRACT OWNERS' EQUITY (NOTE 7) ..................................................  $ 648,293,593
                                                                                     =============




See accompanying notes to financial statements.

NATIONWIDE VLI SEPARATE ACCOUNT-4
STATEMENTS OF CHANGES IN
CONTRACT OWNERS' EQUITY
--------------------------------
STATEMENTS OF OPERATIONS
--------------------------------
YEARS ENDED DECEMBER 31, 1999 AND FOR THE PERIOD FEBRUARY 18, 1998 (COMMENCEMENT OF OPERATIONS) THROUGH DECEMBER 31, 1998

                                                                 TOTAL                         ACVPIncGr
                                                    -----------------------------    --------------------------
                                                         1999            1998          1999            1998
                                                    -------------    ------------    -----------    ----------
INVESTMENT ACTIVITY:
  Reinvested dividends ..........................   $   6,784,764         795,996            345         5,125
  Mortality and expense charges (note 3) ........        (382,102)         (7,523)        (4,870)          (86)
                                                    -------------    ------------    -----------    ----------
    Net investment income .......................       6,402,662         788,473         (4,525)        5,039
                                                    -------------    ------------    -----------    ----------

  Proceeds from mutual fund shares sold .........     201,999,339      61,803,110      4,238,041        60,422
  Cost of mutual fund shares sold ...............    (195,191,587)    (62,074,770)    (3,971,748)      (58,667)
                                                    -------------    ------------    -----------    ----------
    Realized gain (loss) on investments .........       6,807,752        (271,660)       266,293         1,755
  Change in unrealized gain (loss) on investments      42,568,531       6,208,890        692,513       125,007
                                                    -------------    ------------    -----------    ----------
    Net gain (loss) on investments ..............      49,376,283       5,937,230        958,806       126,762
                                                    -------------    ------------    -----------    ----------
  Reinvested capital gains ......................       6,941,880         597,466              -             -
                                                    -------------    ------------    -----------    ----------
      Net increase (decrease) in contract owners'
        equity resulting from operations ........      62,720,825       7,323,169        954,281       131,801
                                                    -------------    ------------    -----------    ----------

EQUITY TRANSACTIONS:
  Purchase payments received from
    contract owners .............................     515,112,072     106,894,981      4,843,884       168,731
  Transfers between funds .......................               -               -      5,659,068       959,762
  Surrenders ....................................      (2,953,250)       (205,540)       (25,955)          (64)
  Death benefits ................................        (165,946)              -         (1,531)            -
  Policy loans (net of repayments) (note 5) .....      (4,792,558)     (1,093,563)       (99,683)            -
  Deductions for surrender charges (note 2d) ....        (378,228)         (2,405)        (3,324)           (1)
  Redemptions to pay cost of insurance charges
     and administration charges (notes 2b and 2c)     (28,207,228)     (4,765,148)      (410,626)      (23,721)
  Asset charges (note 3):
    FPVUL & VEL contracts .......................        (882,295)       (148,735)       (13,701)         (985)
    MSP contracts ...............................         (49,709)           (535)        (1,582)           (4)
    SL contracts ................................         (99,794)        (12,520)        (1,422)          (83)
                                                    -------------    ------------    -----------    ----------
      Net equity transactions ...................     477,583,064     100,666,535      9,945,128     1,103,635
                                                    -------------    ------------    -----------    ----------

NET CHANGE IN CONTRACT OWNERS' EQUITY ...........     540,303,889     107,989,704     10,899,409     1,235,436
CONTRACT OWNERS' EQUITY BEGINNING OF PERIOD .....     107,989,704               -      1,235,436             -
                                                    -------------    ------------    -----------    ----------
CONTRACT OWNERS' EQUITY END OF PERIOD ...........   $ 648,293,593     107,989,704     12,134,845     1,235,436
                                                    =============    ============    ===========    ==========
                                                              ACVPint                   ACVPValue
                                                    -------------------------    ----------------------
                                                        1999          1998          1999         1998
                                                    -----------    ----------    ----------    --------

INVESTMENT ACTIVITY:
  Reinvested dividends ..........................             -           355         9,053         169
  Mortality and expense charges (note 3) ........        (3,029)         (173)         (698)        (44)
                                                    -----------    ----------    ----------    --------
    Net investment income .......................        (3,029)          182         8,355         125
                                                    -----------    ----------    ----------    --------

  Proceeds from mutual fund shares sold .........     2,517,615       613,620     1,027,473     216,392
  Cost of mutual fund shares sold ...............    (1,889,551)     (614,510)   (1,065,502)   (220,562)
                                                    -----------    ----------    ----------    --------
    Realized gain (loss) on investments .........       628,064          (890)      (38,029)     (4,170)
  Change in unrealized gain (loss) on investments     4,031,727       159,768      (142,040)     28,277
                                                    -----------    ----------    ----------    --------
    Net gain (loss) on investments ..............     4,659,791       158,878      (180,069)     24,107
                                                    -----------    ----------    ----------    --------
  Reinvested capital gains ......................             -         3,644        85,768       1,997
                                                    -----------    ----------    ----------    --------
      Net increase (decrease) in contract owners'
        equity resulting from operations ........     4,656,762       162,704       (85,946)     26,229
                                                    -----------    ----------    ----------    --------

EQUITY TRANSACTIONS:
  Purchase payments received from
    contract owners .............................     3,440,338       489,914       698,376     218,019
  Transfers between funds .......................     5,542,573     1,905,042       905,970     409,201
  Surrenders ....................................        (6,193)            -        (7,715)        (20)
  Death benefits ................................        (3,352)            -             -           -
  Policy loans (net of repayments) (note 5) .....      (114,731)       (2,833)      (15,452)     (1,893)
  Deductions for surrender charges (note 2d) ....          (793)            -          (988)          -
  Redemptions to pay cost of insurance charges
     and administration charges (notes 2b and 2c)      (514,310)      (73,254)     (132,120)    (23,676)
  Asset charges (note 3):
    FPVUL & VEL contracts .......................       (21,791)       (2,574)       (5,363)       (827)
    MSP contracts ...............................          (570)           (9)         (203)         (3)
    SL contracts ................................        (1,478)         (217)         (147)        (70)
                                                    -----------    ----------    ----------    --------
      Net equity transactions ...................     8,319,693     2,316,069     1,442,358     600,731
                                                    -----------    ----------    ----------    --------

NET CHANGE IN CONTRACT OWNERS' EQUITY ...........    12,976,455     2,478,773     1,356,412     626,960
CONTRACT OWNERS' EQUITY BEGINNING OF PERIOD .....     2,478,773             -       626,960           -
                                                    -----------    ----------    ----------    --------
CONTRACT OWNERS' EQUITY END OF PERIOD ...........    15,455,228     2,478,773     1,983,372     626,960
                                                    ===========    ==========    ==========    ========

NATIONWIDE VLI SEPARATE ACCOUNT-4
STATEMENTS OF CHANGES IN
CONTRACT OWNERS' EQUITY, CONTINUED
-------------------------------------
STATEMENTS OF OPERATIONS, CONTINUED
-------------------------------------
YEARS ENDED DECEMBER 31, 1999 AND FOR THE PERIOD FEBRUARY 18, 1998 (COMMENCEMENT OF OPERATIONS) THROUGH DECEMBER 31, 1998

                                                              DrySRGro                    DryStkix
                                                    -------------------------    ---------------------------
                                                        1999          1998            1999           1998
                                                    -----------    ----------    ------------    -----------
INVESTMENT ACTIVITY:
  Reinvested dividends ..........................   $     1,039         2,114         694,199         64,671
  Mortality and expense charges (note 3) ........          (849)          (96)        (80,224)        (1,001)
                                                    -----------    ----------    ------------    -----------
    Net investment income .......................           190         2,018         613,975         63,670
                                                    -----------    ----------    ------------    -----------

  Proceeds from mutual fund shares sold .........       620,665       292,403       3,651,059      2,855,607
  Cost of mutual fund shares sold ...............      (483,300)     (279,293)     (3,038,322)    (2,928,820)
                                                    -----------    ----------    ------------    -----------
    Realized gain (loss) on investments .........       137,365        13,110         612,737        (73,213)
  Change in unrealized gain (loss) on investments       901,808       108,355      11,117,238      1,455,019
                                                    -----------    ----------    ------------    -----------
    Net gain (loss) on investments ..............     1,039,173       121,465      11,729,975      1,381,806
                                                    -----------    ----------    ------------    -----------
  Reinvested capital gains ......................       279,678        47,900         672,634         12,311
                                                    -----------    ----------    ------------    -----------
      Net increase (decrease) in contract owners'
        equity resulting from operations ........     1,319,041       171,383      13,016,584      1,457,787
                                                    -----------    ----------    ------------    -----------

EQUITY TRANSACTIONS:
  Purchase payments received from
    contract owners .............................     2,335,241       544,259      41,330,848      3,047,695
  Transfers between funds .......................     4,065,765       721,262      57,817,925     10,358,645
  Surrenders ....................................       (13,484)          (97)       (626,906)          (430)
  Death benefits ................................       (18,063)            -         (24,555)             -
  Policy loans (net of repayments) (note 5) .....       (33,299)       (1,497)       (192,790)        (9,416)
  Deductions for surrender charges (note 2d) ....        (1,727)           (1)        (80,289)            (5)
  Redemptions to pay cost of insurance charges
     and administration charges (notes 2b and 2c)      (506,680)      (61,633)     (4,045,059)      (463,310)
  Asset charges (note 3):
    FPVUL & VEL contracts .......................       (17,385)       (1,607)       (134,875)       (15,073)
    MSP contracts ...............................          (332)           (6)         (4,126)           (54)
    SL contracts ................................          (913)         (135)        (11,443)        (1,269)
                                                    -----------    ----------    ------------    -----------
      Net equity transactions ...................     5,809,123     1,200,545      94,028,730     12,916,783
                                                    -----------    ----------    ------------    -----------

NET CHANGE IN CONTRACT OWNERS' EQUITY ...........     7,128,164     1,371,928     107,045,314     14,374,570
CONTRACT OWNERS' EQUITY BEGINNING OF PERIOD .....     1,371,928             -      14,374,570              -
                                                    -----------    ----------    ------------    -----------
CONTRACT OWNERS' EQUITY END OF PERIOD ...........   $ 8,500,092     1,371,928     121,419,884     14,374,570
                                                    ===========    ==========    ============    ===========


                                                              DryCapAp                     DryEuroEq
                                                    -------------------------    ---------------------------
                                                         1999          1998          1999            1998
                                                    -----------    ----------    ------------    -----------
INVESTMENT ACTIVITY:
  Reinvested dividends ..........................       102,225         7,616         266                  -
  Mortality and expense charges (note 3) ........       (19,902)         (108)          -                  -
                                                    -----------    ----------    ------------    -----------
    Net investment income .......................        82,323         7,508         266                  -
                                                    -----------    ----------    ------------    -----------

  Proceeds from mutual fund shares sold .........     6,596,135       191,690       9,724                  -
  Cost of mutual fund shares sold ...............    (6,226,765)     (192,584)     (9,364)                 -
                                                    -----------    ----------    ------------    -----------
    Realized gain (loss) on investments .........       369,370          (894)        360                  -
  Change in unrealized gain (loss) on investments       649,339       150,742       9,997                  -
                                                    -----------    ----------    ------------    -----------
    Net gain (loss) on investments ..............     1,018,709       149,848      10,357                  -
                                                    -----------    ----------    ------------    -----------
  Reinvested capital gains ......................        68,742             -       1,251                  -
                                                    -----------    ----------    ------------    -----------
      Net increase (decrease) in contract owners'
        equity resulting from operations ........     1,169,774       157,356      11,874                  -
                                                    -----------    ----------    ------------    -----------

EQUITY TRANSACTIONS:
  Purchase payments received from
    contract owners .............................    12,955,621       381,182       8,625                  -
  Transfers between funds .......................     4,076,889     1,070,054     114,306                  -
  Surrenders ....................................       (56,786)          (44)          -                  -
  Death benefits ................................        (6,440)            -           -                  -
  Policy loans (net of repayments) (note 5) .....       (32,681)         (289)          -                  -
  Deductions for surrender charges (note 2d) ....        (7,273)           (1)          -                  -
  Redemptions to pay cost of insurance charges
     and administration charges (notes 2b and 2c)      (701,318)      (58,099)        (92)                 -
  Asset charges (note 3):
    FPVUL & VEL contracts .......................       (17,976)       (1,594)        (32)                 -
    MSP contracts ...............................          (683)           (6)         (8)                 -
    SL contracts ................................        (1,755)         (134)          -                  -
                                                    -----------    ----------    ------------    -----------
      Net equity transactions ...................    16,207,598     1,391,069     122,799                  -
                                                    -----------    ----------    ------------    -----------

NET CHANGE IN CONTRACT OWNERS' EQUITY ...........    17,377,372     1,548,425     134,673                  -
CONTRACT OWNERS' EQUITY BEGINNING OF PERIOD .....     1,548,425             -           -                  -
                                                    -----------    ----------    ------------    -----------
CONTRACT OWNERS' EQUITY END OF PERIOD ...........    18,925,797     1,548,425     134,673                  -
                                                    ===========    ==========    ========        ===========

                                                                     (Continued)

NATIONWIDE VLI SEPARATE ACCOUNT-4
STATEMENTS OF CHANGES IN
CONTRACT OWNERS' EQUITY, CONTINUED
----------------------------------------
STATEMENTS OF OPERATIONS, CONTINUED
----------------------------------------
YEARS ENDED DECEMBER 31, 1999 AND FOR THE PERIOD FEBRUARY 18, 1998 (COMMENCEMENT OF OPERATIONS) THROUGH DECEMBER 31, 1998

                                                        FedQualBd                       FidVIPEi
                                                    -----------------------    ------------------------
                                                        1999          1998        1999          1998
                                                    ------------     ------    ----------    ----------
INVESTMENT ACTIVITY:
  Reinvested dividends ..........................        $     -          -        97,065             -
  Mortality and expense charges (note 3)  .......         (3,162)         -        (3,265)         (402)
                                                    ------------     ------    ----------    ----------
    Net investment income .......................         (3,162)         -        93,800          (402)
                                                    ------------     ------    ----------    ----------

  Proceeds from mutual fund shares sold .........        193,269          -     2,794,623     1,186,510
  Cost of mutual fund shares sold ...............       (195,176)         -    (2,491,032)   (1,221,597)
                                                    ------------     ------    ----------    ----------
    Realized gain (loss) on investments .........         (1,907)         -       303,591       (35,087)
  Change in unrealized gain (loss) on investments         40,201          -      (277,459)      449,182
                                                    ------------     ------    ----------    ----------
    Net gain (loss) on investments ..............         38,294          -        26,132       414,095
                                                    ------------     ------    ----------    ----------
  Reinvested capital gains ......................              -          -       214,564             -
                                                    ------------     ------    ----------    ----------
      Net increase (decrease) in contract owners'
        equity resulting from operations ........         35,132          -       334,496       413,693
                                                    ------------     ------    ----------    ----------

EQUITY TRANSACTIONS:
  Purchase payments received from
    contract owners .............................      3,119,190          -     4,448,956     1,622,388
  Transfers between funds .......................      8,049,110          -     6,896,656     3,964,871
  Surrenders ....................................              -          -       (80,452)         (401)
  Death benefits ................................              -          -        (1,391)            -
  Policy loans (net of repayments) (note 5) .....              -          -      (144,802)       (6,242)
  Deductions for surrender charges (note 2d) ....              -          -       (10,304)           (5)
  Redemptions to pay cost of insurance charges
     and administration charges (notes 2b and 2c)        (20,060)         -    (1,124,439)     (217,638)
  Asset charges (note 3):
    FPVUL & VEL contracts .......................            (31)         -       (43,634)       (6,715)
    MSP contracts ...............................            (21)         -        (1,965)          (24)
    SL contracts ................................              -          -        (1,316)         (565)
                                                    ------------     ------    ----------    ----------
      Net equity transactions ...................     11,148,188          -     9,937,309     5,355,669
                                                    ------------     ------    ----------    ----------

NET CHANGE IN CONTRACT OWNERS' EQUITY ...........     11,183,320          -    10,271,805     5,769,362
CONTRACT OWNERS' EQUITY BEGINNING OF PERIOD .....              -          -     5,769,362             -
                                                    ------------     ------    ----------    ----------
CONTRACT OWNERS' EQUITY END OF PERIOD ...........   $ 11,183,320          -    16,041,167     5,769,362
                                                    ============     ======   ===========    ==========

                                                               FidVIPGr                  FidVIPHi
                                                    -------------------------    -------------------------
                                                       1999            1998          1999            1998
                                                    -----------    ----------    ----------    ----------
INVESTMENT ACTIVITY:
  Reinvested dividends ..........................         8,639             -       364,862             -
  Mortality and expense charges (note 3)  .......       (12,917)         (249)       (1,521)         (245)
                                                    -----------    ----------    ----------    ----------
    Net investment income .......................        (4,278)         (249)      363,341          (245)
                                                    -----------    ----------    ----------    ----------


  Proceeds from mutual fund shares sold .........     1,070,026       759,197       926,716       848,212
  Cost of mutual fund shares sold ...............      (923,816)     (750,697)   (1,041,180)     (901,996)
                                                    -----------    ----------    ----------    ----------
    Realized gain (loss) on investments .........       146,210         8,500      (114,464)      (53,784)
  Change in unrealized gain (loss) on investments     6,093,883       480,684       103,063        37,295
                                                    -----------    ----------    ----------    ----------
    Net gain (loss) on investments ..............     6,240,093       489,184       (11,401)      (16,489)
                                                    -----------    ----------    ----------    ----------
  Reinvested capital gains ......................       543,154             -        13,640             -
                                                    -----------    ----------    ----------    ----------
      Net increase (decrease) in contract owners'
        equity resulting from operations ........     6,778,969       488,935       365,580       (16,734)
                                                    -----------    ----------    ----------    ----------


EQUITY TRANSACTIONS:
  Purchase payments received from
    contract owners .............................    13,666,314       742,777     2,442,012       685,592
  Transfers between funds .......................    20,406,545     2,489,085     3,417,897     2,964,332
  Surrenders ....................................       (63,057)       (1,445)      (30,819)            -
  Death benefits ................................       (10,491)            -        (1,204)            -
  Policy loans (net of repayments) (note 5) .....      (177,397)       (5,968)     (134,160)       (1,581)
  Deductions for surrender charges (note 2d) ....        (8,076)          (17)       (3,947)            -
  Redemptions to pay cost of insurance charges
     and administration charges (notes 2b and 2c)    (1,671,275)     (140,842)     (455,068)     (103,400)
  Asset charges (note 3):
    FPVUL & VEL contracts .......................       (55,807)       (4,257)      (18,072)       (3,432)
    MSP contracts ...............................        (2,486)          (15)       (1,135)          (12)
    SL contracts ................................        (3,848)         (358)       (1,596)         (289)
                                                    -----------    ----------    ----------    ----------
      Net equity transactions ...................    32,080,422     3,078,960     5,213,908     3,541,210
                                                    -----------    ----------    ----------    ----------


NET CHANGE IN CONTRACT OWNERS' EQUITY ...........    38,859,391     3,567,895     5,579,488     3,524,476
CONTRACT OWNERS' EQUITY BEGINNING OF PERIOD .....     3,567,895             -     3,524,476             -
                                                    -----------    ----------    ----------    ----------
CONTRACT OWNERS' EQUITY END OF PERIOD ...........    42,427,286     3,567,895     9,103,964     3,524,476
                                                    ===========    ==========    ==========    ==========

NATIONWIDE VLI SEPARATE ACCOUNT-4
STATEMENTS OF CHANGES IN
CONTRACT OWNERS' EQUITY, CONTINUED
---------------------------------------
STATEMENTS OF OPERATIONS, CONTINUED
---------------------------------------
YEARS ENDED DECEMBER 31, 1999 AND FOR THE PERIOD FEBRUARY 18, 1998 (COMMENCEMENT OF OPERATIONS) THROUGH DECEMBER 31, 1998

                                                                FidVIPOv                 FidVIPCon
                                                    --------------------------    -------------------------
                                                         1999           1998         1999            1998
                                                    ------------    ----------    -----------    ----------
INVESTMENT ACTIVITY:
  Reinvested dividends ..........................   $     21,110             -         26,713             -
  Mortality and expense charges (note 3)  .......         (9,859)          (75)        (4,360)         (330)
                                                    ------------    ----------    -----------    ----------
    Net investment income .......................         11,251           (75)        22,353          (330)
                                                    ------------    ----------    -----------    ----------

  Proceeds from mutual fund shares sold .........      7,592,272       528,529      1,218,202       974,276
  Cost of mutual fund shares sold ...............     (6,861,807)     (553,402)    (1,003,352)     (947,452)
                                                    ------------    ----------    -----------    ----------
    Realized gain (loss) on investments .........        730,465       (24,873)       214,850        26,824
  Change in unrealized gain (loss) on investments      1,849,661        68,313      3,006,379       648,413
                                                    ------------    ----------    -----------    ----------
    Net gain (loss) on investments ..............      2,580,126        43,440      3,221,229       675,237
                                                    ------------    ----------    -----------    ----------
  Reinvested capital gains ......................         34,048             -        195,897             -
                                                    ------------    ----------    -----------    ----------
      Net increase (decrease) in contract owners'
        equity resulting from operations ........      2,625,425        43,365      3,439,479       674,907
                                                    ------------    ----------    -----------    ----------

EQUITY TRANSACTIONS:
  Purchase payments received from
    contract owners .............................      1,371,398       233,314      6,884,353     1,117,315
  Transfers between funds .......................      8,415,589       835,812     11,647,164     3,133,469
  Surrenders ....................................        (26,372)          (16)      (454,009)         (165)
  Death benefits ................................           (308)            -         (4,599)            -
  Policy loans (net of repayments) (note 5) .....        (21,644)       (1,574)      (155,019)       (2,052)
  Deductions for surrender charges (note 2d) ....         (3,377)            -        (58,146)           (2)
  Redemptions to pay cost of insurance charges
     and administration charges (notes 2b and 2c)       (318,257)      (34,849)    (1,389,362)     (173,162)
  Asset charges (note 3):
    FPVUL & VEL contracts .......................        (10,339)       (1,230)       (50,526)       (5,299)
    MSP contracts ...............................           (724)           (4)        (1,103)          (19)
    SL contracts ................................           (955)         (103)        (2,492)         (446)
                                                    ------------    ----------    -----------    ----------
      Net equity transactions ...................      9,405,011     1,031,350     16,416,261     4,069,639
                                                    ------------    ----------    -----------    ----------

NET CHANGE IN CONTRACT OWNERS' EQUITY ...........     12,030,436     1,074,715     19,855,740     4,744,546
CONTRACT OWNERS' EQUITY BEGINNING OF PERIOD .....      1,074,715             -      4,744,546             -
                                                    ------------    ----------    -----------    ----------
CONTRACT OWNERS' EQUITY END OF PERIOD ...........   $ 13,105,151     1,074,715     24,600,286     4,744,546
                                                    ============    ==========    ===========    ==========



                                                             FidVIPGrOp                VKMSEmMKt
                                                    -------------------------    --------------------
                                                        1999          1998         1999         1998
                                                    -----------    ----------    --------    --------
INVESTMENT ACTIVITY:
  Reinvested dividends ..........................        28,246             -      85,097      18,594
  Mortality and expense charges (note 3)  .......        (3,130)         (168)       (166)        (11)
                                                    -----------    ----------    --------    --------
    Net investment income .......................        25,116          (168)     84,931      18,583
                                                    -----------    ----------    --------    --------


  Proceeds from mutual fund shares sold .........       613,535       309,151     218,023     268,442
  Cost of mutual fund shares sold ...............      (559,981)     (296,203)   (200,881)   (301,322)
                                                    -----------    ----------    --------    --------
    Realized gain (loss) on investments .........        53,554        12,948      17,142     (32,880)
  Change in unrealized gain (loss) on investments       137,134       262,800      20,955      (7,323)
                                                    -----------    ----------    --------    --------
    Net gain (loss) on investments ..............       190,688       275,748      38,097     (40,203)
                                                    -----------    ----------    --------    --------
  Reinvested capital gains ......................        55,207             -           -           -
                                                    -----------    ----------    --------    --------
      Net increase (decrease) in contract owners'
        equity resulting from operations ........       271,011       275,580     123,028     (21,620)
                                                    -----------    ----------    --------    --------


EQUITY TRANSACTIONS:
  Purchase payments received from
    contract owners .............................     3,045,388       584,874     176,047      41,423
  Transfers between funds .......................     5,377,081     1,646,479     265,717     144,407
  Surrenders ....................................      (191,409)          (36)       (137)          -
  Death benefits ................................        (1,216)            -           -           -
  Policy loans (net of repayments) (note 5) .....       (42,620)           29        (792)          -
  Deductions for surrender charges (note 2d) ....       (24,514)            -         (17)          -
  Redemptions to pay cost of insurance charges
     and administration charges (notes 2b and 2c)      (632,760)      (84,140)    (30,191)     (6,534)
  Asset charges (note 3):
    FPVUL & VEL contracts .......................       (23,008)       (2,917)     (1,369)       (152)
    MSP contracts ...............................        (1,943)          (10)         (2)         (1)
    SL contracts ................................        (1,552)         (245)         (2)        (13)
                                                    -----------    ----------    --------    --------
      Net equity transactions ...................     7,503,447     2,144,034     409,254     179,130
                                                    -----------    ----------    --------    --------


NET CHANGE IN CONTRACT OWNERS' EQUITY ...........     7,774,458     2,419,614     532,282     157,510
CONTRACT OWNERS' EQUITY BEGINNING OF PERIOD .....     2,419,614             -     157,510           -
                                                    -----------    ----------    --------    --------
CONTRACT OWNERS' EQUITY END OF PERIOD ...........    10,194,072     2,419,614     689,792     157,510
                                                    ===========    ==========    ========    ========






                                                                     (Continued)

NATIONWIDE VLI SEPARATE ACCOUNT-4
STATEMENTS OF CHANGES IN
CONTRACT OWNERS' EQUITY, CONTINUED
--------------------------------------
STATEMENTS OF OPERATIONS, CONTINUED
--------------------------------------
YEARS ENDED DECEMBER 31, 1999 AND FOR THE PERIOD FEBRUARY 18, 1998 (COMMENCEMENT OF OPERATIONS) THROUGH DECEMBER 31, 1998

                                                              NSATBal                   NSATCapAp
                                                    -----------------------    --------------------------
                                                        1999         1998         1999           1998
                                                    -----------    --------    -----------    ----------
INVESTMENT ACTIVITY:
  Reinvested dividends ..........................   $    80,095       9,854         96,180        14,834
  Mortality and expense charges (note 3)  .......        (1,605)        (51)        (2,498)         (440)
                                                    -----------    --------    -----------    ----------
    Net investment income .......................        78,490       9,803         93,682        14,394
                                                    -----------    --------    -----------    ----------

  Proceeds from mutual fund shares sold .........     2,788,299     316,297      4,176,681       703,904
  Cost of mutual fund shares sold ...............    (2,830,503)   (315,924)    (3,638,494)     (686,965)
                                                    -----------    --------    -----------    ----------
    Realized gain (loss) on investments .........       (42,204)        373        538,187        16,939
  Change in unrealized gain (loss) on investments       (33,063)     22,806     (1,637,699)      469,266
                                                    -----------    --------    -----------    ----------
    Net gain (loss) on investments ..............       (75,267)     23,179     (1,099,512)      486,205
                                                    -----------    --------    -----------    ----------
  Reinvested capital gains ......................           495       2,184      1,352,393       174,093
                                                    -----------    --------    -----------    ----------
      Net increase (decrease) in contract owners'
        equity resulting from operations ........         3,718      35,166        346,563       674,692
                                                    -----------    --------    -----------    ----------
EQUITY TRANSACTIONS:
  Purchase payments received from
    contract owners .............................     1,611,897      87,905      9,062,429     1,531,297
  Transfers between funds .......................     1,487,269     640,480      7,693,905     4,379,971
  Surrenders ....................................      (107,959)          -       (206,070)         (118)
  Death benefits ................................             -           -        (17,696)            -
  Policy loans (net of repayments) (note 5) .....       (10,080)     (2,200)       (72,988)          731
  Deductions for surrender charges (note 2d) ....       (13,826)          -        (26,392)           (1)
  Redemptions to pay cost of insurance charges
     and administration charges (notes 2b and 2c)      (211,528)    (28,998)    (1,637,150)     (265,208)
  Asset charges (note 3):
    FPVUL & VEL contracts .......................        (6,440)       (840)       (57,366)       (7,161)
    MSP contracts ...............................          (439)         (3)        (1,785)          (26)
    SL contracts ................................          (638)        (71)        (1,205)         (603)
                                                    -----------    --------    -----------    ----------
      Net equity transactions ...................     2,748,256     696,273     14,735,682     5,638,882

NET CHANGE IN CONTRACT OWNERS' EQUITY ...........     2,751,974     731,439     15,082,245     6,313,574
CONTRACT OWNERS' EQUITY BEGINNING OF PERIOD .....       731,439           -      6,313,574             -
                                                    -----------    --------    -----------    ----------
CONTRACT OWNERS' EQUITY END OF PERIOD ...........   $ 3,483,413     731,439     21,395,819     6,313,574
                                                    ===========    ========    ===========    ==========
                                                           NSATEqInc              NSATGlobEq
                                                    --------------------    -----------------------
                                                      1999        1998         1999          1998
                                                    --------    --------    -----------    --------
INVESTMENT ACTIVITY:
  Reinvested dividends ..........................      1,722         896          8,364       1,950
  Mortality and expense charges (note 3)  .......        (71)        (17)       (10,207)        (34)
                                                    --------    --------    -----------    --------
    Net investment income .......................      1,651         879         (1,843)      1,916
                                                    --------    --------    -----------    --------


  Proceeds from mutual fund shares sold .........    116,995      18,085      1,039,009      57,978
  Cost of mutual fund shares sold ...............   (100,117)    (17,928)      (930,501)    (57,852)
                                                    --------    --------    -----------    --------
    Realized gain (loss) on investments .........     16,878         157        108,508         126
  Change in unrealized gain (loss) on investments     84,114      15,021        997,392      38,188
                                                    --------    --------    -----------    --------
    Net gain (loss) on investments ..............    100,992      15,178      1,105,900      38,314
                                                    --------    --------    -----------    --------
  Reinvested capital gains ......................        202       2,636        456,545       3,213
                                                    --------    --------    -----------    --------
      Net increase (decrease) in contract owners'
        equity resulting from operations ........    102,845      18,693      1,560,602      43,443
                                                    --------    --------    -----------    --------


EQUITY TRANSACTIONS:
  Purchase payments received from
    contract owners .............................    100,722      28,736      1,045,536      96,340
  Transfers between funds .......................    527,196     202,838     12,602,010     374,760
  Surrenders ....................................       (207)          -       (149,120)        (20)
  Death benefits ................................          -           -           (783)          -
  Policy loans (net of repayments) (note 5) .....     (1,768)          -         (3,556)       (199)
  Deductions for surrender charges (note 2d) ....        (26)          -        (19,098)          -
  Redemptions to pay cost of insurance charges
     and administration charges (notes 2b and 2c)    (48,952)     (5,984)      (215,865)    (19,705)
  Asset charges (note 3):
    FPVUL & VEL contracts .......................     (1,993)       (247)        (4,771)       (571)
    MSP contracts ...............................        (80)         (1)           (78)         (2)
    SL contracts ................................        (77)        (21)        (8,899)        (48)
                                                    --------    --------    -----------    --------
      Net equity transactions ...................    574,815     225,321     13,245,376     450,555
                                                    --------    --------    -----------    --------


NET CHANGE IN CONTRACT OWNERS' EQUITY ...........    677,660     244,014     14,805,978     493,998
CONTRACT OWNERS' EQUITY BEGINNING OF PERIOD .....    244,014           -        493,998           -
                                                    --------    --------    -----------    --------
CONTRACT OWNERS' EQUITY END OF PERIOD ...........    921,674     244,014     15,299,976     493,998
                                                    ========    ========    ===========    ========

NATIONWIDE VLI SEPARATE ACCOUNT-4
STATEMENTS OF CHANGES IN
CONTRACT OWNERS' EQUITY, CONTINUED
---------------------------------------
STATEMENTS OF OPERATIONS, CONTINUED
---------------------------------------
YEARS ENDED DECEMBER 31, 1999 AND FOR THE PERIOD FEBRUARY 18, 1998 (COMMENCEMENT OF OPERATIONS) THROUGH DECEMBER 31, 1998

                                                              NSATGvtBd                   NSATHIncBd
                                                    --------------------------    ----------------------
                                                         1999          1998          1999         1998
                                                    ------------    ----------    ----------    --------
INVESTMENT ACTIVITY:
  Reinvested dividends ..........................   $    798,788        83,382       308,481      22,707
  Mortality and expense charges (note 3)  .......        (37,827)         (327)       (3,120)        (68)
                                                    ------------    ----------    ----------    --------
    Net investment income .......................        760,961        83,055       305,361      22,639
                                                    ------------    ----------    ----------    --------

  Proceeds from mutual fund shares sold .........     10,418,680     1,043,507       689,933     206,929
  Cost of mutual fund shares sold ...............    (11,072,171)   (1,033,771)     (687,767)   (213,860)
                                                    ------------    ----------    ----------    --------
    Realized gain (loss) on investments .........       (653,491)        9,736         2,166      (6,931)
  Change in unrealized gain (loss) on investments       (442,511)      (84,436)     (155,595)      7,941
                                                    ------------    ----------    ----------    --------
    Net gain (loss) on investments ..............     (1,096,002)      (74,700)     (153,429)      1,010
                                                    ------------    ----------    ----------    --------
  Reinvested capital gains ......................         35,939        22,403           645           -
                                                    ------------    ----------    ----------    --------
      Net increase (decrease) in contract owners'
        equity resulting from operations ........       (299,102)       30,758       152,577      23,649
                                                    ------------    ----------    ----------    --------
EQUITY TRANSACTIONS:
  Purchase payments received from
    contract owners .............................      5,188,264       480,508     4,145,976     116,422
  Transfers between funds .......................     10,824,196     4,241,272     3,041,733     850,224
  Surrenders ....................................         (7,882)          (58)       (1,402)          -
  Death benefits ................................           (779)            -             -           -
  Policy loans (net of repayments) (note 5) .....        (10,210)         (822)       (1,976)          -
  Deductions for surrender charges (note 2d) ....         (1,010)           (1)         (180)          -
  Redemptions to pay cost of insurance charges
     and administration charges (notes 2b and 2c)       (747,310)      (51,451)     (134,672)    (18,455)
  Asset charges (note 3):
    FPVUL & VEL contracts .......................        (13,896)       (2,112)       (4,222)       (756)
    MSP contracts ...............................         (3,046)           (8)          (16)         (3)
    SL contracts ................................         (1,057)         (178)         (549)        (64)
                                                    ------------    ----------    ----------    --------
      Net equity transactions ...................     15,227,270     4,667,150     7,044,692     947,368
                                                    ------------    ----------    ----------    --------

NET CHANGE IN CONTRACT OWNERS' EQUITY ...........     14,928,168     4,697,908     7,197,269     971,017
CONTRACT OWNERS' EQUITY BEGINNING OF PERIOD .....      4,697,908             -       971,017           -
                                                    ------------    ----------    ----------    --------
CONTRACT OWNERS' EQUITY END OF PERIOD ...........   $ 19,626,076     4,697,908     8,168,286     971,017
                                                    ============    ==========    ==========    ========
                                                              NSATMyMkt                    NSATMSecBd
                                                    ---------------------------    -----------------------
                                                         1999           1998           1999          1998
                                                    ------------    -----------    -----------    --------
INVESTMENT ACTIVITY:
  Reinvested dividends ..........................      3,376,535        506,347        405,079      20,456
  Mortality and expense charges (note 3)  .......       (139,891)        (1,751)        (8,904)        (64)
                                                    ------------    -----------    -----------    --------
    Net investment income .......................      3,236,644        504,596        396,175      20,392
                                                    ------------    -----------    -----------    --------


  Proceeds from mutual fund shares sold .........    104,229,444     44,230,768        824,473     678,560
  Cost of mutual fund shares sold ...............   (104,229,444)   (44,230,768)      (850,875)   (682,489)
                                                    ------------    -----------    -----------    --------
    Realized gain (loss) on investments .........              -              -        (26,402)     (3,929)
  Change in unrealized gain (loss) on investments              -              -       (125,056)        781
                                                    ------------    -----------    -----------    --------
    Net gain (loss) on investments ..............              -              -       (151,458)     (3,148)
                                                    ------------    -----------    -----------    --------
  Reinvested capital gains ......................              -              -              -         691
                                                    ------------    -----------    -----------    --------
      Net increase (decrease) in contract owners'
        equity resulting from operations ........      3,236,644        504,596        244,717      17,935
                                                    ------------    -----------    -----------    --------


EQUITY TRANSACTIONS:
  Purchase payments received from
    contract owners .............................    352,373,390     88,272,542      3,583,938     238,773
  Transfers between funds .......................   (230,478,324)   (60,507,727)     8,648,087     687,922
  Surrenders ....................................       (235,503)      (201,196)        (4,080)          -
  Death benefits ................................        (27,182)             -             21           -
  Policy loans (net of repayments) (note 5) .....     (2,684,887)    (1,000,116)        (7,035)       (427)
  Deductions for surrender charges (note 2d) ....        (30,161)        (2,354)          (523)          -
  Redemptions to pay cost of insurance charges
     and administration charges (notes 2b and 2c)     (7,099,744)    (1,866,745)      (202,496)    (20,588)
  Asset charges (note 3):
    FPVUL & VEL contracts .......................       (155,882)       (58,762)        (5,111)       (994)
    MSP contracts ...............................        (18,983)          (210)          (340)         (4)
    SL contracts ................................        (43,454)        (4,947)        (6,384)        (84)
                                                    ------------    -----------    -----------    --------
      Net equity transactions ...................    111,599,270     24,630,485     12,006,077     904,598
                                                    ------------    -----------    -----------    --------


NET CHANGE IN CONTRACT OWNERS' EQUITY ...........    114,835,914     25,135,081     12,250,794     922,533
CONTRACT OWNERS' EQUITY BEGINNING OF PERIOD .....     25,135,081              -        922,533           -
                                                    ------------    -----------    -----------    --------
CONTRACT OWNERS' EQUITY END OF PERIOD ...........    139,970,995     25,135,081     13,173,327     922,533
                                                    ============    ===========    ===========    ========

                                                                     (Continued)

NATIONWIDE VLI SEPARATE ACCOUNT-4
STATEMENTS OF CHANGES IN
CONTRACT OWNERS' EQUITY, CONTINUED
----------------------------------------
STATEMENTS OF OPERATIONS, CONTINUED
----------------------------------------
YEARS ENDED DECEMBER 31, 1999 AND FOR THE PERIOD FEBRUARY 18, 1998 (COMMENCEMENT OF OPERATIONS) THROUGH DECEMBER 31, 1998

                                                          NSATMidCap               NSATSmCapGr
                                                    ---------------------    ----------------------
                                                       1999        1998         1999          1998
                                                    ---------    --------    -----------    -------
INVESTMENT ACTIVITY:
  Reinvested dividends ..........................   $   1,219         782              -          -
  Mortality and expense charges (note 3)  .......          (9)        (21)           (31)         -
                                                    ---------    --------    -----------    -------
    Net investment income .......................       1,210         761            (31)         -
                                                    ---------    --------    -----------    -------

  Proceeds from mutual fund shares sold .........     104,264      48,915     11,249,953          -
  Cost of mutual fund shares sold ...............     (89,446)    (51,817)   (11,295,118)         -
                                                    ---------    --------    -----------    -------
    Realized gain (loss) on investments .........      14,818      (2,902)       (45,165)         -
  Change in unrealized gain (loss) on investments      51,305      29,815      1,020,705          -
                                                    ---------    --------    -----------    -------
    Net gain (loss) on investments ..............      66,123      26,913        975,540          -
                                                    ---------    --------    -----------    -------
  Reinvested capital gains ......................      47,431           -        101,886          -
                                                    ---------    --------    -----------    -------
      Net increase (decrease) in contract owners'
        equity resulting from operations ........     114,764      27,674      1,077,395          -
                                                    ---------    --------    -----------    -------

EQUITY TRANSACTIONS:
  Purchase payments received from
    contract owners .............................      29,706      38,598      1,120,048          -
  Transfers between funds .......................     418,208     239,349        516,673          -
  Surrenders ....................................        (445)          -              -          -
  Death benefits ................................           -           -              -          -
  Policy loans (net of repayments) (note 5) .....      (3,245)          -              -          -
  Deductions for surrender charges (note 2d) ....         (57)          -              -          -
  Redemptions to pay cost of insurance charges
     and administration charges (notes 2b and 2c)     (35,179)     (6,590)        (3,049)         -
  Asset charges (note 3):
    FPVUL & VEL contracts .......................      (2,054)       (289)          (190)         -
    MSP contracts ...............................         (35)         (1)           (16)         -
    SL contracts ................................         (34)        (24)           (68)         -
                                                    ---------    --------    -----------    -------
      Net equity transactions ...................     406,865     271,043      1,633,398          -
                                                    ---------    --------    -----------    -------

NET CHANGE IN CONTRACT OWNERS' EQUITY ...........     521,629     298,717      2,710,793          -
CONTRACT OWNERS' EQUITY BEGINNING OF PERIOD .....     298,717           -              -          -
                                                    ---------    --------    -----------    -------
CONTRACT OWNERS' EQUITY END OF PERIOD ...........   $ 820,346     298,717      2,710,793          -
                                                    =========    ========    ===========    =======


                                                            NSATSmCapV                   NSATSmCo
                                                    ------------------------    -------------------------
                                                       1999          1998          1999          1998
                                                    ----------    ----------    -----------    ----------
INVESTMENT ACTIVITY:
  Reinvested dividends ..........................            -             -              -             -
  Mortality and expense charges (note 3)  .......         (609)          (72)        (4,091)         (112)
                                                    ----------    ----------    -----------    ----------
    Net investment income .......................         (609)          (72)        (4,091)         (112)
                                                    ----------    ----------    -----------    ----------


  Proceeds from mutual fund shares sold .........    1,400,366       119,432      1,854,552       303,745
  Cost of mutual fund shares sold ...............   (1,184,849)     (127,976)    (1,415,009)     (310,124)
                                                    ----------    ----------    -----------    ----------
    Realized gain (loss) on investments .........      215,517        (8,544)       439,543        (6,379)
  Change in unrealized gain (loss) on investments     (194,598)      118,603      2,711,547       132,974
                                                    ----------    ----------    -----------    ----------
    Net gain (loss) on investments ..............       20,919       110,059      3,151,090       126,595
                                                    ----------    ----------    -----------    ----------
  Reinvested capital gains ......................      651,318             -        500,536             -
                                                    ----------    ----------    -----------    ----------
      Net increase (decrease) in contract owners'
        equity resulting from operations ........      671,628       109,987      3,647,535       126,483
                                                    ----------    ----------    -----------    ----------


EQUITY TRANSACTIONS:
  Purchase payments received from
    contract owners .............................      837,148       186,610      2,908,526       360,233
  Transfers between funds .......................    2,112,202       774,453      5,337,212     1,192,844
  Surrenders ....................................       (7,439)            -         (6,177)          (43)
  Death benefits ................................          222             -         (1,172)            -
  Policy loans (net of repayments) (note 5) .....      (13,801)       (2,782)       (23,244)       (2,442)
  Deductions for surrender charges (note 2d) ....         (953)            -           (791)           (1)
  Redemptions to pay cost of insurance charges
     and administration charges (notes 2b and 2c)     (244,824)      (34,791)      (349,442)      (64,333)
  Asset charges (note 3):
    FPVUL & VEL contracts .......................      (10,039)       (1,048)       (13,385)       (2,107)
    MSP contracts ...............................         (356)           (4)          (382)           (8)
    SL contracts ................................         (386)          (88)          (788)         (177)
                                                    ----------    ----------    -----------    ----------
      Net equity transactions ...................    2,671,774       922,350      7,850,357     1,483,966
                                                    ----------    ----------    -----------    ----------


NET CHANGE IN CONTRACT OWNERS' EQUITY ...........    3,343,402     1,032,337     11,497,892     1,610,449
CONTRACT OWNERS' EQUITY BEGINNING OF PERIOD .....    1,032,337             -      1,610,449             -
                                                    ----------    ----------    -----------    ----------
CONTRACT OWNERS' EQUITY END OF PERIOD ...........    4,375,739     1,032,337     13,108,341     1,610,449
                                                    ==========    ==========    ===========    ==========

NATIONWIDE VLI SEPARATE ACCOUNT-4
STATEMENTS OF CHANGES IN
CONTRACT OWNERS' EQUITY, CONTINUED
---------------------------------------
STATEMENTS OF OPERATIONS, CONTINUED
---------------------------------------
YEARS ENDED DECEMBER 31, 1999 AND FOR THE PERIOD FEBRUARY 18, 1998 (COMMENCEMENT OF OPERATIONS) THROUGH DECEMBER 31, 1998

                                                            NSATStrGro                NSATStrVal
                                                    ------------------------    --------------------
                                                         1999         1998       1999         1998
                                                    ------------    --------    --------    --------
INVESTMENT ACTIVITY:
  Reinvested dividends ..........................     $        -           -       5,676       1,052
  Mortality and expense charges (note 3)  .......         (2,128)        (30)       (137)        (24)
                                                    ------------    --------    --------    --------
    Net investment income .......................         (2,128)        (30)      5,539       1,028
                                                    ------------    --------    --------    --------

  Proceeds from mutual fund shares sold .........      2,132,323     150,535     173,459      81,326
  Cost of mutual fund shares sold ...............     (1,804,973)   (150,564)   (155,571)    (89,165)
                                                    ------------    --------    --------    --------
    Realized gain (loss) on investments .........        327,350         (29)     17,888      (7,839)
  Change in unrealized gain (loss) on investments      1,323,586      48,847     (70,115)     43,881
                                                    ------------    --------    --------    --------
    Net gain (loss) on investments ..............      1,650,936      48,818     (52,227)     36,042
                                                    ------------    --------    --------    --------
  Reinvested capital gains ......................        515,885           -      22,264           -
                                                    ------------    --------    --------    --------
      Net increase (decrease) in contract owners'
        equity resulting from operations ........      2,164,693      48,788     (24,424)     37,070
                                                    ------------    --------    --------    --------

EQUITY TRANSACTIONS:
  Purchase payments received from
    contract owners .............................      2,422,960     106,807     113,739      26,097
  Transfers between funds .......................      6,109,550     294,315     555,257     290,790
  Surrenders ....................................         (8,289)          -        (534)          -
  Death benefits ................................         (1,613)          -           -           -
  Policy loans (net of repayments) (note 5) .....        (24,425)       (514)     (6,758)        368
  Deductions for surrender charges (note 2d) ....         (1,062)          -         (68)          -
  Redemptions to pay cost of insurance charges
     and administration charges (notes 2b and 2c)       (166,998)    (20,594)    (38,618)     (7,966)
  Asset charges (note 3):
    FPVUL & VEL contracts .......................         (5,799)       (658)     (2,342)       (354)
    MSP contracts ...............................            (79)         (2)        (47)         (1)
    SL contracts ................................           (147)        (55)        (54)        (30)
                                                    ------------    --------    --------    --------
      Net equity transactions ...................      8,324,098     379,299     620,575     308,904
                                                    ------------    --------    --------    --------

NET CHANGE IN CONTRACT OWNERS' EQUITY ...........     10,488,791     428,087     596,151     345,974
CONTRACT OWNERS' EQUITY BEGINNING OF PERIOD .....        428,087           -     345,974           -
                                                    ------------    --------    --------    --------
CONTRACT OWNERS' EQUITY END OF PERIOD ...........   $ 10,916,878     428,087     942,125     345,974
                                                    ============    ========    ========    ========

                                                           NSATTotRe                   NBAMTGuard
                                                    -------------------------    ------------------------
                                                       1999          1998          1999           1998
                                                    -----------    ----------    ----------    ----------
INVESTMENT ACTIVITY:
  Reinvested dividends ..........................        96,396        27,487         3,977             -
  Mortality and expense charges (note 3)  .......          (606)         (578)         (679)          (83)
                                                    -----------    ----------    ----------    ----------
    Net investment income .......................        95,790        26,909         3,298           (83)
                                                    -----------    ----------    ----------    ----------


  Proceeds from mutual fund shares sold .........       806,876     1,201,208       807,995       117,578
  Cost of mutual fund shares sold ...............      (784,668)   (1,222,228)     (670,629)     (123,077)
                                                    -----------    ----------    ----------    ----------
    Realized gain (loss) on investments .........        22,208       (21,020)      137,366        (5,499)
  Change in unrealized gain (loss) on investments       (33,899)      283,836        77,047        82,886
                                                    -----------    ----------    ----------    ----------
    Net gain (loss) on investments ..............       (11,691)      262,816       214,413        77,387
                                                    -----------    ----------    ----------    ----------
  Reinvested capital gains ......................       809,302       321,440             -             -
                                                    -----------    ----------    ----------    ----------
      Net increase (decrease) in contract owners'
        equity resulting from operations ........       893,401       611,165       217,711        77,304
                                                    -----------    ----------    ----------    ----------


EQUITY TRANSACTIONS:
  Purchase payments received from
    contract owners .............................     7,871,786     2,620,309       436,993       246,176
  Transfers between funds .......................     9,589,090     5,463,668     1,360,544       891,240
  Surrenders ....................................      (153,144)          (81)      (62,331)           (2)
  Death benefits ................................       (25,003)            -             -             -
  Policy loans (net of repayments) (note 5) .....      (318,100)       (4,594)       (3,869)         (318)
  Deductions for surrender charges (note 2d) ....       (19,613)           (1)       (7,983)            -
  Redemptions to pay cost of insurance charges
     and administration charges (notes 2b and 2c)    (2,208,818)     (385,652)     (169,963)      (17,719)
  Asset charges (note 3):
    FPVUL & VEL contracts .......................       (73,719)      (10,105)       (8,142)         (742)
    MSP contracts ...............................        (3,448)          (36)         (127)           (3)
    SL contracts ................................        (2,037)         (851)         (100)          (62)
                                                    -----------    ----------    ----------    ----------
      Net equity transactions ...................    14,656,994     7,682,657     1,545,022     1,118,570
                                                    -----------    ----------    ----------    ----------


NET CHANGE IN CONTRACT OWNERS' EQUITY ...........    15,550,395     8,293,822     1,762,733     1,195,874
CONTRACT OWNERS' EQUITY BEGINNING OF PERIOD .....     8,293,822             -     1,195,874             -
                                                    -----------    ----------    ----------    ----------
CONTRACT OWNERS' EQUITY END OF PERIOD ...........    23,844,217     8,293,822     2,958,607     1,195,874
                                                    ===========    ==========    ==========    ==========


                                                                     (Continued)

NATIONWIDE VLI SEPARATE ACCOUNT-4
STATEMENTS OF CHANGES IN
CONTRACT OWNERS' EQUITY, CONTINUED
------------------------------------
STATEMENTS OF OPERATIONS, CONTINUED
------------------------------------
YEARS ENDED DECEMBER 31, 1999 AND FOR THE PERIOD FEBRUARY 18, 1998 (COMMENCEMENT OF OPERATIONS) THROUGH DECEMBER 31, 1998

                                                             NBAMTMCGr                  NBAMTPart
                                                    ------------------------    ------------------------
                                                        1999          1998         1999          1998
                                                    ------------    --------    ----------    ----------
INVESTMENT ACTIVITY:
  Reinvested dividends ..........................   $          -           -        56,853           114
  Mortality and expense charges (note 3)  .......         (7,463)        (52)       (2,109)         (290)
                                                    ------------    --------    ----------    ----------
    Net investment income .......................         (7,463)        (52)       54,744          (176)
                                                    ------------    --------    ----------    ----------

  Proceeds from mutual fund shares sold .........      7,840,757     140,913       787,143       862,257
  Cost of mutual fund shares sold ...............     (6,652,007)   (137,009)     (785,895)     (875,740)
                                                    ------------    --------    ----------    ----------
    Realized gain (loss) on investments .........      1,188,750       3,904         1,248       (13,483)
  Change in unrealized gain (loss) on investments      3,039,884     176,285       196,040       255,133
                                                    ------------    --------    ----------    ----------
    Net gain (loss) on investments ..............      4,228,634     180,189       197,288       241,650
                                                    ------------    --------    ----------    ----------
  Reinvested capital gains ......................         37,807           -        98,874         3,599
                                                    ------------    --------    ----------    ----------
      Net increase (decrease) in contract owners'
        equity resulting from operations ........      4,258,978     180,137       350,906       245,073
                                                    ------------    --------    ----------    ----------

EQUITY TRANSACTIONS:
  Purchase payments received from
    contract owners .............................      9,784,832      57,715     2,049,277       831,946
  Transfers between funds .......................     (2,147,643)    560,630     1,699,822     3,231,525
  Surrenders ....................................        (16,427)        (20)      (78,561)          (16)
  Death benefits ................................         (4,321)          -        (2,713)            -
  Policy loans (net of repayments) (note 5) .....        (67,280)       (140)     (216,206)         (174)
  Deductions for surrender charges (note 2d) ....         (2,104)          -       (10,061)            -
  Redemptions to pay cost of insurance charges
     and administration charges (notes 2b and 2c)       (350,946)    (55,646)     (464,515)     (144,625)
  Asset charges (note 3):
    FPVUL & VEL contracts .......................        (11,378)     (1,407)      (22,616)       (4,977)
    MSP contracts ...............................           (459)         (5)         (622)          (18)
    SL contracts ................................           (716)       (118)       (1,766)         (419)
                                                    ------------    --------    ----------    ----------
      Net equity transactions ...................      7,183,558     561,009     2,952,039     3,913,242
                                                    ------------    --------    ----------    ----------

NET CHANGE IN CONTRACT OWNERS' EQUITY ...........     11,442,536     741,146     3,302,945     4,158,315
CONTRACT OWNERS' EQUITY BEGINNING OF PERIOD .....        741,146           -     4,158,315             -
                                                    ------------    --------    ----------    ----------
CONTRACT OWNERS' EQUITY END OF PERIOD ...........   $ 12,183,682     741,146     7,461,260     4,158,315
                                                    ============    ========    ==========    ==========


                                                              OppAggGro                    OppGro
                                                    -------------------------    ------------------------
                                                        1999          1998          1999           1998
                                                    -----------    ----------    -----------    ----------
INVESTMENT ACTIVITY:
  Reinvested dividends ..........................             -            26         10,044             8
  Mortality and expense charges (note 3)  .......        (2,942)          (80)        (4,168)         (142)
                                                    -----------    ----------    -----------    ----------
    Net investment income .......................        (2,942)          (54)         5,876          (134)
                                                    -----------    ----------    -----------    ----------


  Proceeds from mutual fund shares sold .........     1,971,772       120,154        993,762       412,555
  Cost of mutual fund shares sold ...............    (1,353,384)     (118,908)      (802,267)     (391,820)
                                                    -----------    ----------    -----------    ----------
    Realized gain (loss) on investments .........       618,388         1,246        191,495        20,735
  Change in unrealized gain (loss) on investments     2,906,737       155,404      2,561,317       255,097
                                                    -----------    ----------    -----------    ----------
    Net gain (loss) on investments ..............     3,525,125       156,650      2,752,812       275,832
                                                    -----------    ----------    -----------    ----------
  Reinvested capital gains ......................             -           270        110,334           101
                                                    -----------    ----------    -----------    ----------
      Net increase (decrease) in contract owners'
        equity resulting from operations ........     3,522,183       156,866      2,869,022       275,799
                                                    -----------    ----------    -----------    ----------

EQUITY TRANSACTIONS:
  Purchase payments received from
    contract owners .............................     2,894,019       298,181      2,754,479       522,163
  Transfers between funds .......................     4,290,831       753,401      7,064,837     1,352,464
  Surrenders ....................................       (25,306)         (318)      (254,161)         (369)
  Death benefits ................................           295             -           (300)            -
  Policy loans (net of repayments) (note 5) .....       (37,694)       (2,146)       (72,268)      (10,091)
  Deductions for surrender charges (note 2d) ....        (3,241)           (4)       (32,551)           (4)
  Redemptions to pay cost of insurance charges
     and administration charges (notes 2b and 2c)      (416,901)      (60,958)      (655,772)      (91,465)
  Asset charges (note 3):
    FPVUL & VEL contracts .......................       (13,629)       (1,372)       (23,800)       (2,763)
    MSP contracts ...............................          (182)           (5)          (983)          (10)
    SL contracts ................................          (488)         (115)          (390)         (233)
                                                    -----------    ----------    -----------    ----------
      Net equity transactions ...................     6,687,704       986,664      8,779,091     1,769,692
                                                    -----------    ----------    -----------    ----------

NET CHANGE IN CONTRACT OWNERS' EQUITY ...........    10,209,887     1,143,530     11,648,113     2,045,491
CONTRACT OWNERS' EQUITY BEGINNING OF PERIOD .....     1,143,530             -      2,045,491             -
                                                    -----------    ----------    -----------    ----------
CONTRACT OWNERS' EQUITY END OF PERIOD ...........    11,353,417     1,143,530     13,693,604     2,045,491
                                                    ===========    ==========    ===========    ==========

NATIONWIDE VLI SEPARATE ACCOUNT-4
STATEMENTS OF CHANGES IN
CONTRACT OWNERS' EQUITY, CONTINUED
------------------------------------
STATEMENTS OF OPERATIONS, CONTINUED
------------------------------------
YEARS ENDED DECEMBER 31, 1999 AND FOR THE PERIOD FEBRUARY 18, 1998 (COMMENCEMENT OF OPERATIONS) THROUGH DECEMBER 31, 1998

                                                             OppGrinc                   VEWrldEMkt
                                                    -------------------------    ----------------------
                                                        1999          1998          1999          1998
                                                    -----------    ----------    ----------    --------
INVESTMENT ACTIVITY:
  Reinvested dividends ..........................   $    10,187            29             -           -
  Mortality and expense charges (note 3) ........        (2,014)         (113)         (139)        (20)
                                                    -----------    ----------    ----------    --------
    Net investment income .......................         8,173           (84)         (139)        (20)
                                                    -----------    ----------    ----------    --------

  Proceeds from mutual fund shares sold .........       570,677       698,919     1,092,848      70,482
  Cost of mutual fund shares sold ...............      (582,947)     (718,580)     (857,511)    (84,625)
                                                    -----------    ----------    ----------    --------
    Realized gain (loss) on investments .........       (12,270)      (19,661)      235,337     (14,143)
  Change in unrealized gain (loss) on investments       713,752        80,325       663,413      18,347
                                                    -----------    ----------    ----------    --------
    Net gain (loss) on investments ..............       701,482        60,664       898,750       4,204
                                                    -----------    ----------    ----------    --------
  Reinvested capital gains ......................        17,163           645             -           -
                                                    -----------    ----------    ----------    --------
      Net increase (decrease) in contract owners'
        equity resulting from operations ........       726,818        61,225       898,611       4,184
                                                    -----------    ----------    ----------    --------

EQUITY TRANSACTIONS:
  Purchase payments received from
    contract owners .............................     1,687,758       284,513       322,588      90,144
  Transfers between funds .......................     3,276,499     1,343,627     1,279,757     207,921
  Surrenders ....................................       (24,107)         (418)       (1,334)          -
  Death benefits ................................        (9,603)            -        (1,149)          -
  Policy loans (net of repayments) (note 5) .....       (23,549)      (16,228)       (5,485)        410
  Deductions for surrender charges (note 2d) ....        (3,088)           (5)         (171)          -
  Redemptions to pay cost of insurance charges
     and administration charges (notes 2b and 2c)      (314,964)      (43,383)      (90,731)    (13,062)
  Asset charges (note 3):
    FPVUL & VEL contracts .......................       (12,409)       (1,608)       (4,040)       (370)
    MSP contracts ...............................          (626)           (6)         (151)         (1)
    SL contracts ................................          (620)         (135)         (184)        (31)
                                                    -----------    ----------    ----------    --------
      Net equity transactions ...................     4,575,291     1,566,357     1,499,100     285,011
                                                    -----------    ----------    ----------    --------

NET CHANGE IN CONTRACT OWNERS' EQUITY ...........     5,302,109     1,627,582     2,397,711     289,195
CONTRACT OWNERS' EQUITY BEGINNING OF PERIOD .....     1,627,582             -       289,195           -
                                                    -----------    ----------    ----------    --------
CONTRACT OWNERS' EQUITY END OF PERIOD ...........   $ 6,929,691     1,627,582     2,686,906     289,195
                                                    ===========    ==========    ==========    ========

                                                           VEWrldHAs                VKMSRESec
                                                    --------------------    -----------------------
                                                      1999        1998         1999          1998
                                                    --------    --------    -----------    --------
INVESTMENT ACTIVITY:
  Reinvested dividends ..........................      2,469           -         54,408          34
  Mortality and expense charges (note 3) ........       (295)        (11)        (1,163)        (50)
                                                    --------    --------    -----------    --------
    Net investment income .......................      2,174         (11)        53,245         (16)
                                                    --------    --------    -----------    --------

  Proceeds from mutual fund shares sold .........    718,765      46,572     10,399,298     357,742
  Cost of mutual fund shares sold ...............   (692,370)    (49,623)   (10,439,502)   (388,797)
                                                    --------    --------    -----------    --------
    Realized gain (loss) on investments .........     26,395      (3,051)       (40,204)    (31,055)
  Change in unrealized gain (loss) on investments     22,444      (2,102)      (130,048)     27,306
                                                    --------    --------    -----------    --------
    Net gain (loss) on investments ..............     48,839      (5,153)      (170,252)     (3,749)
                                                    --------    --------    -----------    --------
  Reinvested capital gains ......................          -           -              -         339
                                                    --------    --------    -----------    --------
      Net increase (decrease) in contract owners'
        equity resulting from operations ........     51,013      (5,164)      (117,007)     (3,426)
                                                    --------    --------    -----------    --------

EQUITY TRANSACTIONS:
  Purchase payments received from
    contract owners .............................    201,802      23,363        754,790     233,023
  Transfers between funds .......................     69,474     144,721        440,087     517,845
  Surrenders ....................................       (679)          -         (8,017)          -
  Death benefits ................................          -           -         (1,020)          -
  Policy loans (net of repayments) (note 5) .....        216         235         (8,547)       (834)
  Deductions for surrender charges (note 2d) ....        (87)          -         (1,027)          -
  Redemptions to pay cost of insurance charges
     and administration charges (notes 2b and 2c)    (29,846)     (8,707)      (188,335)    (28,277)
  Asset charges (note 3):
    FPVUL & VEL contracts .......................     (1,079)       (186)        (4,322)     (1,116)
    MSP contracts ...............................         (2)         (1)          (107)         (4)
    SL contracts ................................       (159)        (16)          (227)        (94)
                                                    --------    --------    -----------    --------
      Net equity transactions ...................    239,640     159,409        983,275     720,543
                                                    --------    --------    -----------    --------

NET CHANGE IN CONTRACT OWNERS' EQUITY ...........    290,653     154,245        866,268     717,117
CONTRACT OWNERS' EQUITY BEGINNING OF PERIOD .....    154,245           -        717,117           -
                                                    --------    --------    -----------    --------
CONTRACT OWNERS' EQUITY END OF PERIOD ...........    444,898     154,245      1,583,385     717,117
                                                    ========    ========    ===========    ========

                                                                     (Continued)

NATIONWIDE VLI SEPARATE ACCOUNT-4
STATEMENTS OF CHANGES IN
CONTRACT OWNERS' EQUITY, CONTINUED
---------------------------------------
STATEMENTS OF OPERATIONS, CONTINUED
---------------------------------------
YEARS ENDED DECEMBER 31, 1999 AND FOR THE PERIOD FEBRUARY 18, 1998 (COMMENCEMENT OF OPERATIONS) THROUGH DECEMBER 31, 1998

                                                             WPGrInc                   WPIntEq                WPPVenCap
                                                    -----------------------    ----------------------    --------------------
                                                        1999         1998         1999         1998        1999        1998
                                                    -----------    --------    ----------    --------    --------    --------
INVESTMENT ACTIVITY:
  Reinvested dividends ..........................   $    10,150       4,521        19,282       2,873           -           -
  Mortality and expense charges (note 3) ........        (1,209)        (50)          (81)        (42)       (154)        (13)
                                                    -----------    --------    ----------    --------    --------    --------
    Net investment income .......................         8,941       4,471        19,201       2,831        (154)        (13)
                                                    -----------    --------    ----------    --------    --------    --------

  Proceeds from mutual fund shares sold .........       372,724     345,457       785,974     277,515     364,939      87,326
  Cost of mutual fund shares sold ...............      (375,164)   (337,050)     (670,363)   (301,573)   (278,265)    (89,432)
                                                    -----------    --------    ----------    --------    --------    --------
    Realized gain (loss) on investments .........        (2,440)      8,407       115,611     (24,058)     86,674      (2,106)
  Change in unrealized gain (loss) on investments        (2,238)      5,870       581,395      30,323     208,276      29,961
                                                    -----------    --------    ----------    --------    --------    --------
    Net gain (loss) on investments ..............        (4,678)     14,277       697,006       6,265     294,950      27,855
                                                    -----------    --------    ----------    --------    --------    --------
  Reinvested capital gains ......................        18,278           -             -           -           -           -
                                                    -----------    --------    ----------    --------    --------    --------
      Net increase (decrease) in contract owners'
        equity resulting from operations ........        22,541      18,748       716,207       9,096     294,796      27,842
                                                    -----------    --------    ----------    --------    --------    --------

EQUITY TRANSACTIONS:
  Purchase payments received from
    contract owners .............................       486,214      76,711       386,407     114,374     170,257      48,012
  Transfers between funds .......................          (106)    655,643       716,698     495,343     306,681     118,060
  Surrenders ....................................        (2,612)          -        (6,378)          -      (1,792)       (163)
  Death benefits ................................             -           -             -           -           -           -
  Policy loans (net of repayments) (note 5) .....        (3,476)    (17,477)       (4,356)       (891)     (2,901)        404
  Deductions for surrender charges (note 2d) ....          (334)          -          (817)          -        (229)         (2)
  Redemptions to pay cost of insurance charges
     and administration charges (notes 2b and 2c)       (53,820)    (13,090)     (114,080)    (19,101)    (61,093)     (7,797)
  Asset charges (note 3):
    FPVUL & VEL contracts .......................        (2,591)       (558)       (5,328)       (733)     (1,843)       (237)
    MSP contracts ...............................           (46)         (2)         (367)         (3)        (24)         (1)
    SL contracts ................................           (57)        (47)         (328)        (62)        (63)        (20)
                                                    -----------    --------    ----------    --------    --------    --------
      Net equity transactions ...................       423,172     701,180       971,451     588,927     408,993     158,256
                                                    -----------    --------    ----------    --------    --------    --------

NET CHANGE IN CONTRACT OWNERS' EQUITY ...........       445,713     719,928     1,687,658     598,023     703,789     186,098
CONTRACT OWNERS' EQUITY BEGINNING OF PERIOD .....       719,928           -       598,023           -     186,098           -
                                                    -----------    --------    ----------    --------    --------    --------
CONTRACT OWNERS' EQUITY END OF PERIOD ...........   $ 1,165,641     719,928     2,285,681     598,023     889,887     186,098
                                                    ===========    ========    ==========    ========    ========    ========


See accompanying notes to financial statements.

                       NATIONWIDE VLI SEPARATE ACCOUNT-4

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1999

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a) Organization and Nature of Operations

         The Nationwide VLI Separate Account-4 (the Account) was established pursuant to a resolution of the Board of Directors of Nationwide Life Insurance Company (the Company) on December 3, 1997. The Account has been registered as a unit investment trust under the Investment Company Act of 1940. On May 3, 1999, the Company (Depositor) transferred to the Account 100,000 shares of the Nationwide SAT - Small Cap Growth Fund for which the Account was credited with 100,000 units of the Nationwide SAT - Small Cap Growth Fund. The value of the units purchased by the Company on May 3, 1999 was $1,000,000.

         The Company offers Flexible Premium, Modified Single Premium and Survivorship Life Variable Life Insurance Policies through the Account.

     (b) The Contracts

         Only contracts without a front-end sales charge, but with a contingent deferred sales charge and certain other fees are offered for purchase. See note 2 for a discussion of policy charges, and note 3 for asset charges.

         Contract owners may invest in the following:

              Portfolios of the American Century Variable Portfolios, Inc.
                (American Century VP);
                American Century VP - American Century VP Income & Growth (ACVPIncGr)
                American Century VP - American Century VP International
                (ACVPInt)
                American Century VP - American Century VP Value (ACVPValue)

              The Dreyfus Socially Responsible Growth Fund, Inc. (DrySRGro)

              Dreyfus Stock Index Fund (DryStkIx)

              Portfolio of the Dreyfus Variable Investment Fund (Dreyfus VIF);
                Dreyfus VIF - Capital Appreciation Portfolio (DryCapAp) Dreyfus VIF - European Equity Portfolio (DryEuroEq)

              Federated Insurance Series - Quality Bond Fund II (FedQualBd)

              Portfolios of the Fidelity Variable Insurance Products Fund
                (Fidelity VIP);
                Fidelity VIP - Equity-Income Portfolio - Service
                Class (FidVIPEI)
                Fidelity VIP - Growth Portfolio - Service Class (FidVIPGr) Fidelity VIP - High Income Portfolio - Service Class (FidVIPHI) Fidelity VIP - Overseas Portfolio - Service Class (FidVIPOv)

              Portfolio of the Fidelity Variable Insurance Products Fund II
                (Fidelity VIP-II);
                Fidelity VIP-II - Contrafund Portfolio - Service Class
                (FidVIPCon)

              Portfolio of the Fidelity Variable Insurance Products Fund III
                (Fidelity VIP-III);
                Fidelity VIP-III - Growth Opportunities Portfolio - Service Class (FidVIPGrOp)

              Portfolio of the Morgan Stanley Universal Funds, Inc.
                (Morgan Stanley);
                Morgan Stanley - Emerging Markets Debt Portfolio (MSEmMkt)




                                                                     (Continued)

                        NATIONWIDE VLI SEPARATE ACCOUNT-4

              Funds of the Nationwide Separate Account Trust (Nationwide SAT) (managed for a fee by an affiliated investment advisor);
                Nationwide SAT - Balanced Fund (NSATBal)
                Nationwide SAT - Capital Appreciation Fund (NSATCapAp) Nationwide SAT - Equity Income Fund (NSATEqInc)
                Nationwide SAT - Global Equity Fund (NSATGlobEq)
                Nationwide SAT - Government Bond Fund (NSATGvtBd)
                Nationwide SAT - High Income Bond Fund (NSATHIncBd) Nationwide SAT - Money Market Fund (NSATMyMkt)
                Nationwide SAT - Multi Sector Bond Fund (NSATMSecBd) Nationwide SAT - Select Advisers Mid Cap Fund (NSATMidCap) Nationwide SAT - Small Cap Growth Fund (NSATSmCapGr) Nationwide SAT - Small Cap Value Fund (NSATSmCapV)
                Nationwide SAT - Small Company Fund (NSATSmCo)
                Nationwide SAT - Strategic Growth Fund (NSATStrGro) Nationwide SAT - Strategic Value Fund (NSATStrVal)
                Nationwide SAT - Total Return Fund (NSATTotRe)

              Portfolios of the Neuberger & Berman Advisers Management Trust (Neuberger &Berman AMT);
                Neuberger & Berman AMT - Guardian Portfolio (NBAMTGuard) Neuberger & Berman AMT - Mid-Cap Growth Portfolio (NBAMTMCGr) Neuberger & Berman AMT - Partners Portfolio (NBAMTPart)

              Funds of the Oppenheimer Variable Account Funds (Oppenheimer VAF);
                Oppenheimer VAF - Aggressive Growth Fund (OppAggGro)
                Oppenheimer VAF - Growth Fund (OppGro)
                Oppenheimer VAF - Growth & Income Fund (OppGrInc)

              Funds of the Van Eck Worldwide Insurance Trust (Van Eck WIT);
                Van Eck WIT - Worldwide Emerging Markets Fund (VEWrldEMkt) Van Eck WIT - Worldwide Hard Assets Fund (VEWrldHAs)

              Portfolio of the Van Kampen Life Investment Trust (Van Kampen
              LIT);
                Van Kampen LIT - Morgan Stanley Real Estate Securities Portfolio (VKMSRESec)

              Portfolios of the Warburg Pincus Trust;
                Warburg Pincus Trust - Growth & Income Portfolio (WPGrInc) Warburg Pincus Trust - International Equity Portfolio (WPIntEq) Warburg Pincus Trust - Post Venture Capital Portfolio (WPPVenCap)

         At December 31, 1999, contract owners have invested in all of the above funds. The contract owners' equity is affected by the investment results of each fund, equity transactions by contract owners and certain contract expenses (see note 2). The accompanying financial statements include only contract owners' purchase payments pertaining to the variable portions of their contracts and exclude any purchase payments for fixed dollar benefits, the latter being included in the accounts of the Company.

         A contract owner may choose from among a number of different underlying mutual fund options. The underlying mutual fund options are not available to the general public directly. The underlying mutual funds are available as investment options in variable life insurance policies or variable annuity contracts issued by life insurance companies or, in some cases, through participation in certain qualified pension or retirement plans.

         Some of the underlying mutual funds have been established by investment advisers which manage publicly traded mutual funds having similar names and investment objectives. While some of the underlying mutual funds may be similar to, and may in fact be modeled after, publicly traded mutual funds, the underlying mutual funds are not otherwise directly related to any publicly traded mutual fund. Consequently, the investment performance of publicly traded mutual funds and any corresponding underlying mutual funds may differ substantially.

     (c) Security Valuation, Transactions and Related Investment Income

         The market value of the underlying mutual funds is based on the closing net asset value per share at December 31, 1999. The cost of investments sold is determined on the specific identification basis. Investment transactions are accounted for on the trade date (date the order to buy or sell is executed) and dividend income is recorded on the ex-dividend date.

     (d) Federal Income Taxes

         Operations of the Account form a part of, and are taxed with, operations of the Company which is taxed as a life insurance company under the Internal Revenue Code.

         The Company does not provide for income taxes within the Account. Taxes are the responsibility of the contract owner upon termination or withdrawal.

     (e) Use of Estimates in the Preparation of Financial Statements

         The preparation of financial statements in conformity with generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (f) Reclassifications

         Certain 1998 amounts have been reclassified to conform with the current period presentation.

(2)  POLICY CHARGES

     (a) Deductions from Premium

         On flexible premium, modified single premium and survivorship life variable life insurance contracts, the Company deducts a charge for state premium taxes not to exceed 2.5% of all premiums received to cover the payment of these premium taxes. Additionally, the Company deducts a front-end sales load of up to 3.5% from each premium payment received. The Company may at its sole discretion reduce this sales loading.

     (b) Cost of Insurance

         A cost of insurance charge is assessed monthly against each contract. The amount of the charge is based upon age, sex, rate class and net amount at risk (death benefit less total contract value).

     (c) Administrative Charges

         For flexible premium, modified single premium and survivorship life variable life insurance contracts, the Company currently deducts a monthly administrative charge of $10 during the first policy year and $5 per month thereafter (may deduct up to $7.50, maximum) to recover policy maintenance, accounting, record keeping and other administrative expenses.

         The above charges are assessed against each contract by liquidating units.

     (d) Surrender Charges

         Policy surrenders result in a redemption of the contract value from the Account and payment of the surrender proceeds to the contract owner or designee. The surrender proceeds consist of the contract value, less any outstanding policy loans, and less a surrender charge, if applicable. The amount of the charge is based upon a specified percentage of the initial surrender charge which varies by issue age, sex and rate class. For flexible premium contracts, the charge is 100% of the initial surrender charge in the first year, declining to 30% of the initial surrender charge in the eighth year.

         No surrender charge is assessed on any contract surrendered after the eighth year.

         The Company may waive the surrender charge for certain contracts in which the sales expenses normally associated with the distribution of a contract are not incurred. No charges were deducted from the initial funding, or from earnings thereon.


                                                                     (Continued)

                        NATIONWIDE VLI SEPARATE ACCOUNT-4

(3)  ASSET CHARGES

     For flexible premium variable universal life (FPVUL) and variable executive life (VEL) contracts, the Company deducts a charge equal to an annual effective rate multiplied by the Cash Value attributable to the Variable Account. The annual effective rate is 0.60% for the first $25,000 of Cash Value attributable to the Variable Account, 0.30% for the next $225,000 of Cash Value attributable to the Variable Account and 0.10% for all Cash Value attributable to the Variable Account in excess of $250,000. This charge is assessed monthly against each contract by liquidating units.

     For modified single premium contracts (MSP), the Company deducts an annual rate of .70% charged against the cash value of the contracts. This charge is assessed monthly against each contract by liquidating units.

     For surivorship life contracts (SL), the Company deducts an annual rate of .55% in policy years one through ten. In policy years eleven and greater, the Company deducts an annual rate of .55% if the cash value of the contract is less than $25,000. If the cash value is greater than $25,000 but less than $100,000, the Company reduces the annual rate to .35%. If the cash value is greater than $100,000, the company reduces the annual rate to .20%. This charge is assessed monthly by liquidating units.

     For Corporate Variable Universal Life Series, the Company deducts on a daily basis from the assets of the Variable Account, a charge to provide for mortality and expense risks. This charge is guaranteed not to exceed an annual effective rate of 0.75% of the daily net assets of the Variable Account. Currently, this rate is 0.40% during the first through fourth Policy Years, 0.25% during the fifth through twentieth Policy Years, and 0.10% thereafter. This charge is assessed through the daily unit value calculation.

     Nationwide may reduce or eliminate certain charges, where the size or nature of the group results in savings in sales, underwriting, administrative or other costs, to Nationwide. These charges may be reduced in certain group, sponsored arrangements or special exchange programs made available by Nationwide.

(4)  DEATH BENEFITS

     Death benefit proceeds result in a redemption of the contract value from the Account and payment of those proceeds, less any outstanding policy loans (and policy charges), to the legal beneficiary. For last survivor flexible premium contracts, the proceeds are payable on the death of the last surviving insured. In the event that the guaranteed death benefit exceeds the contract value on the date of death, the excess is paid by the Company's general account.

(5)  POLICY LOANS (NET OF REPAYMENTS)

     Contract provisions allow contract owners to borrow 90% of a policy's cash surrender value. Interest is charged on the outstanding loan and is due and payable in advance on the policy anniversary.

     At the time the loan is granted, the amount of the loan is transferred from the Account to the Company's general account as collateral for the outstanding loan. Collateral amounts in the general account are credited with the stated rate of interest in effect at the time the loan is made, subject to a guaranteed minimum rate. Interest credited is paid by the Company's general account to the Account. Loan repayments result in a transfer of collateral including interest back to the Account.

(6)  RELATED PARTY TRANSACTIONS

     The Company performs various services on behalf of the Mutual Fund Companies in which the Account invests and may receive fees for the services performed. These services include, among other things, shareholder communications, preparation, postage, fund transfer agency and various other record keeping and customer service functions. These fees are paid to an affiliate of the Company.

(7) COMPONENTS OF CONTRACT OWNERS' EQUITY

     The following is a summary of contract owners' equity at December 31, 1999:

                                                                                                                 ANNUAL
     Contract owners' equity represented by:                 UNITS                UNIT VALUE                    RETURN(b)
                                                           ---------             -----------                    ---------

     The BEST of AMERICA(R)
       America's FUTURE Life Series(SM):
         American Century VP - American
            Century VP Income & Growth ...............       463,779             $ 14.972547   $ 6,943,953          18%
         American Century VP - American
            Century VP International .................       625,339               19.481449    12,182,510          64%
         American Century VP - American
            Century VP Value .........................       169,333               10.392110     1,759,727          (1)%
         The Dreyfus Socially Responsible
            Growth Fund, Inc. ........................       480,241               16.829763     8,082,342          30%
         Dreyfus Stock Index Fund ....................     3,757,311               15.462782    58,098,481          21%
         Dreyfus VIF -
            Capital Appreciation Portfolio ...........       505,299               14.513370     7,333,591          11%
         Dreyfus VIF - European Equity Portfolio .....        10,415               12.930654       134,673          29%(a)
         Federated Insurance Series -
            Quality Bond Fund II .....................         3,972                9.869090        39,200          (1)%(a)
         Fidelity VIP - Equity-Income Portfolio -
            Service Class ............................     1,196,502               11.851816    14,180,722           6%
         Fidelity VIP - Growth Portfolio -
            Service Class ............................     1,564,447               19.134456    29,934,842          37%
         Fidelity VIP - High Income Portfolio -
            Service Class ............................       664,736               10.329299     6,866,257           8%
         Fidelity VIP - Overseas Portfolio -
            Service Class ............................       392,522               16.046561     6,298,628          42%
         Fidelity VIP-II - Contrafund Portfolio -
            Service Class ............................     1,324,909               16.131283    21,372,482          24%
         Fidelity VIP-III - Growth Opportunities
            Portfolio - Service Class ................       673,044               12.971233     8,730,211           4%
         Morgan Stanley -
            Emerging Markets Debt Portfolio ..........        62,633                9.266040       580,360          29%
         Nationwide SAT - Balanced Fund ..............       224,583               10.900657     2,448,102           1%
         Nationwide SAT -
            Capital Appreciation Fund ................     1,343,877               13.552350    18,212,691           4%
         Nationwide SAT - Equity Income Fund .........        66,677               13.642236       909,623          18%
         Nationwide SAT - Global Equity Fund .........       595,841               14.645021     8,726,104          23%
         Nationwide SAT - Government Bond Fund .......       509,816               10.635188     5,421,989          (2)%
         Nationwide SAT - High Income Bond Fund ......       130,767               10.917180     1,427,607           3%
         Nationwide SAT - Money Market Fund ..........     4,602,015               11.037591    50,795,159           5%
         Nationwide SAT - Multi Sector Bond Fund .....       590,762               10.419701     6,155,563           2%
         Nationwide SAT -
            Select Advisers Mid Cap Fund .............        61,224               13.399089       820,346          21%
         Nationwide SAT - Small Cap Growth Fund ......        32,108               20.501257       658,254         105%(a)
         Nationwide SAT - Small Cap Growth Fund
            Initial Funding by Depositor (note 1a) ...       100,000               20.501257     2,050,126         105%(a)
         Nationwide SAT - Small Cap Value Fund .......       345,575               12.391945     4,282,346          28%
         Nationwide SAT - Small Company Fund .........       393,286               14.547287     5,721,244          44%

                                                                     (continued)

                        NATIONWIDE VLI SEPARATE ACCOUNT-4


                                                                                                                 ANNUAL
                                                             UNITS                UNIT VALUE                    RETURN(b)
                                                           ---------             -----------                    ---------

         Nationwide SAT - Strategic Growth Fund ......       211,257               21.171385     4,472,603          85%
         Nationwide SAT - Strategic Value Fund .......        96,106                9.730781       935,186          (3)%
         Nationwide SAT - Total Return Fund ..........     1,852,310               12.627200    23,389,489           7%
         Neuberger & Berman AMT -
            Guardian Portfolio .......................       177,738               15.132896     2,689,691          15%
         Neuberger & Berman AMT -
            Mid-Cap Growth Portfolio .................       280,847               21.434231     6,019,739          54%
         Neuberger & Berman AMT -
            Partners Portfolio .......................       582,704               11.188893     6,519,813           7%
         Oppenheimer VAF -
            Aggressive Growth Fund ...................       431,151               20.629873     8,894,590          84%
         Oppenheimer VAF - Growth Fund ...............       618,285               17.565274    10,860,345          42%
         Oppenheimer VAF -
            Growth & Income Fund .....................       460,733               12.743006     5,871,123          22%
         Van Eck WIT -
            Worldwide Emerging Markets Fund ..........       194,066               13.192491     2,560,214         100%
         Van Eck WIT -
            Worldwide Hard Assets Fund ...............        53,013                8.353043       442,820          21%
         Van Kampen LIT - Morgan Stanley
            Real Estate Securities Portfolio .........       146,473                8.539870     1,250,860          (3)%
         Warburg Pincus Trust -
            Growth & Income Portfolio ................        60,100               11.912913       715,966           6%
         Warburg Pincus Trust -
            International Equity Portfolio ...........       138,513               16.163464     2,238,850          53%
         Warburg Pincus Trust -
            Post Venture Capital Portfolio ...........        46,879               17.414110       816,356          63%

      The BEST of AMERICA(R)
      Corporate Variable Universal Life Series(SM:)
         American Century VP -
            Income & Growth ..........................       355,846               12.803106     4,555,934          18%
         American Century VP - American
            Century VP International .................       204,837               15.960157     3,269,231          63%
         American Century VP - American
            Century VP Value .........................        23,107                9.257533       213,914          (1)%
         The Dreyfus Socially Responsible
            Growth Fund, Inc. ........................        28,931               14.439525       417,750          30%
         Dreyfus Stock Index Fund ....................     3,707,136               13.249543    49,117,858          20%
         Dreyfus VIF -
            Capital Appreciation Portfolio ...........       843,808               12.239522    10,327,807          11%
         Federated Insurance Series -
            Quality Bond Fund II .....................            18                9.842943           177          (2)%(a)
         Fidelity VIP - Equity-Income Portfolio -
            Service Class ............................       118,952               10.484615     1,247,166           6%
         Fidelity VIP - Growth Portfolio -
            Service Class ............................       758,262               16.475102    12,492,444          37%
         Fidelity VIP - High Income Portfolio -
            Service Class ............................       230,895                9.691447     2,237,707           8%


                                                                                                                 ANNUAL
                                                             UNITS                UNIT VALUE                    RETURN(b)
                                                           ---------             -----------                    ---------

         Fidelity VIP - Overseas Portfolio -
            Service Class ............................       504,007               13.491426     6,799,773          42%
         Fidelity VIP-II - Contrafund Portfolio -
            Service Class ............................       230,228               14.020034     3,227,804          24%
         Fidelity VIP-III - Growth Opportunities
            Portfolio - Service Class ................       125,424               11.671298     1,463,861           4%
         Morgan Stanley Emerging Markets
            Debt Portfolio ...........................        12,553                8.717559       109,432          29%
         Nationwide SAT - Balanced Fund ..............        43,881               10.056111       441,272           0%
         Nationwide SAT -
            Capital Appreciation Fund ................        65,598               11.623180       762,457           4%
         Nationwide SAT - Equity Income Fund .........           965               12.487973        12,051          18%
         Nationwide SAT - Global Equity Fund .........       468,148               12.702408     5,946,607          22%
         Nationwide SAT - Government Bond Fund .......     1,312,872               10.372218    13,617,395          (3)%
         Nationwide SAT - High Income Bond Fund ......        80,137               10.328712       827,712           3%
         Nationwide SAT - Money Market Fund ..........     3,786,796               10.776865    40,809,789           4%
         Nationwide SAT - Multi Sector Bond Fund .....       460,632               10.106222     4,655,249           1%
         Nationwide SAT -
            Small Cap Growth Fund ....................           118               20.447188         2,413         104%(a)
         Nationwide SAT -
            Small Capital Value Fund .................         8,548               10.925665        93,393          27%
         Nationwide SAT - Small Company Fund .........        72,698               12.991606       944,464          43%
         Nationwide SAT - Strategic Growth Fund ......       128,669               19.361969     2,491,285          84%
         Nationwide SAT - Strategic Value Fund .......           791                8.772237         6,939          (3)%
         Nationwide SAT - Total Return Fund ..........        42,084               10.805244       454,728           7%
         Neuberger & Berman AMT -
            Guardian Portfolio .......................        25,154               10.690765       268,916          14%
         Neuberger & Berman AMT -
            Mid-Cap Growth Portfolio .................       315,266               17.314889     5,458,796          53%
         Neuberger & Berman AMT -
            Partners Portfolio .......................        94,285                9.985118       941,447           7%
         Oppenheimer VAF -
            Aggressive Growth Fund ...................       138,018               17.712996     2,444,712          83%
         Oppenheimer VAF - Growth Fund ...............       188,390               15.039330     2,833,259          41%
         Oppenheimer VAF -
            Growth & Income Fund .....................        97,691               10.835877     1,058,568          21%
         Van Eck Worldwide Emerging
            Markets Fund .............................        10,044               12.613718       126,692          99%
         Van Eck WIT Worldwide Hard
            Assets Fund ..............................           252                8.246159         2,078          21%
         Van Kampen LIT - Morgan Stanley
            Real Estate Securities Portfolio .........        38,697                8.593033       332,525          (4)%
         Warburg Pincus Trust -
            Growth & Income Portfolio ................        42,745               10.519954       449,675           6%
         Warburg Pincus Trust International
            Equity Portfolio .........................         3,445               13.593893        46,831          53%

                                                                     (Continued)

                        NATIONWIDE VLI SEPARATE ACCOUNT-4

                                                                                                                 ANNUAL
                                                             UNITS                UNIT VALUE                    RETURN(b)
                                                           ---------             -----------                    ---------
         Warburg Pincus Trust -
            Post Venture Capital Portfolio ...........         4,981               14.762349        73,531          63%

      The BEST of AMERICA(R)
      Corporate Variable Universal Life Series(SM):
      Reduced Fee Tier:
         American Century VP - American
            Century VP Income & Growth ...............        55,124               11.518727       634,958          15%
         American Century VP - American
            Century VP International .................           218               15.993145         3,487          60%
         American Century VP - American
            Century VP Value .........................           946               10.286399         9,731           3%
         Dreyfus Stock Index Fund ....................     1,242,820               11.428481    14,203,545          14%
         Dreyfus VIF -
            Capital Appreciation Portfolio ...........       117,874               10.726699     1,264,399           7%
         Federated Insurance Series -
            Quality Bond Fund II .....................     1,129,926                9.862542    11,143,943          (1)%(a)
         Fidelity VIP - Equity-Income Portfolio -
            Service Class ............................        59,030               10.389282       613,279           4%
         Fidelity VIP - Overseas Portfolio -
            Service Class ............................           490               13.776193         6,750          38%
         Nationwide SAT - Balanced Fund ..............        59,518                9.980828       594,039           0%
         Nationwide SAT -
            Capital Appreciation Fund ................       234,561               10.320007     2,420,671           3%
         Nationwide SAT - Global Equity Fund .........        52,708               11.900760       627,265          19%
         Nationwide SAT - Government Bond Fund .......        59,316                9.890955       586,692          (1)%
         Nationwide SAT - High Income Bond Fund ......       594,118                9.952512     5,912,967           0%
         Nationwide SAT - Money Market Fund ..........     4,669,469               10.357933    48,366,047           4%
         Nationwide SAT - Multi Sector Bond Fund .....       232,330               10.168791     2,362,515           2%
         Nationwide SAT - Small Company Fund .........       434,818               14.816849     6,442,633          48%
         Nationwide SAT - Strategic Growth Fund ......       240,293               16.450708     3,952,990          65%
         Neuberger & Berman AMT -
            Mid-Cap Growth Portfolio .................        44,838               15.726546       705,147          57%
         Oppenheimer VAF -
            Aggressive Growth Fund ...................           850               16.605768        14,115          66%
                                                            ========               ========= -------------
                                                                                             $ 648,293,593
                                                                                             =============



(a) Non-annualized. The return was computed for the period 9/27/99, 5/03/99 and 5/03/99 (effective dates) through 12/31/99 for Dreyfus VIF - European Equities Fund, Federated Insurance Series - Federated Quality Bond Fund II, and Nationwide SAT - Small Cap Growth Fund, respectively.

(b) The annual return does not include contract charges satisfied by surrending units.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)
                        Consolidated Statements of Income
                                   (Unaudited)
                                  (in millions)


                                                                                                 THREE MONTHS ENDED
                                                                                                        MARCH 31,
                                                                                                 -------------------
                                                                                                  2000         1999
                                                                                                 ------       ------

REVENUES
  Policy charges                                                                                 $272.6       $206.2
  Life insurance premiums                                                                          66.9         53.5
  Net investment income                                                                           407.6        363.3
  Net realized losses on investments                                                               (3.1)        (5.4)
  Other                                                                                             5.2         19.5
                                                                                                 ------       ------
                                                                                                  749.2        637.1
                                                                                                 ------       ------

BENEFITS AND EXPENSES
  Interest credited to policyholder account balances                                              294.2        263.8
  Other benefits and claims                                                                        67.3         50.5
  Policyholder dividends on participating policies                                                 12.0         10.1
  Amortization of deferred policy acquisition costs                                                85.9         60.7
  Other operating expenses                                                                        122.1        104.3
                                                                                                 ------       ------
                                                                                                  581.5        489.4
                                                                                                 ------       ------

    Income before federal income tax expense                                                      167.7        147.7
  Federal income tax expense                                                                       54.4         48.5
                                                                                                 ------       ------
    Net income                                                                                   $113.3       $ 99.2
                                                                                                 ======       ======

See accompanying notes to unaudited consolidated financial statements.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)
                           Consolidated Balance Sheets
                     (in millions, except per share amounts)


                                                                                            (UNAUDITED)
                                                                                             MARCH 31,          DECEMBER 31,
                                                                                                2000               1999
                                                                                             ---------           ---------
ASSETS
Investments:
   Securities available-for-sale, at fair value:
      Fixed maturity securities (cost $15,211.8 in 2000; $15,377.3 in 1999)                  $15,079.5           $15,294.0
      Equity securities (cost $94.2 in 2000; $84.9 in 1999)                                      112.5                92.9
   Mortgage loans on real estate, net                                                          5,869.2             5,786.3
   Real estate, net                                                                              266.2               254.8
   Policy loans                                                                                  534.2               519.6
   Other long-term investments                                                                    74.5                73.8
   Short-term investments                                                                         40.8               416.0
                                                                                             ---------           ---------
                                                                                              21,976.9            22,437.4
                                                                                             ---------           ---------

Cash                                                                                               1.0                 4.8
Accrued investment income                                                                        244.5               238.6
Deferred policy acquisition costs                                                              2,678.0             2,554.1
Other assets                                                                                     348.1               305.9
Assets held in separate accounts                                                              71,640.0            67,135.1
                                                                                             ---------           ---------
                                                                                             $96,888.5           $92,675.9
                                                                                             =========           =========

LIABILITIES AND SHAREHOLDER'S EQUITY
Future policy benefits and claims                                                            $21,491.6           $21,861.6
Other liabilities                                                                                935.9               914.2
Liabilities related to separate accounts                                                      71,640.0            67,135.1
                                                                                             ---------           ---------
                                                                                              94,067.5            89,910.9
                                                                                             =========           =========

Shareholder's equity:
  Capital shares, $1 par value.  Authorized 5.0 million shares, issued and
    outstanding 3.8 million shares                                                                 3.8                 3.8
  Additional paid-in capital                                                                     766.1               766.1
  Retained earnings                                                                            2,074.3             2,011.0
  Accumulated other comprehensive income                                                         (23.2)              (15.9)
                                                                                             ---------           ---------
                                                                                               2,821.0             2,765.0
                                                                                             ---------           ---------
                                                                                             $96,888.5           $92,675.9
                                                                                             =========           =========

See accompanying notes to unaudited consolidated financial statements.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)
                 Consolidated Statements of Shareholder's Equity
                                   (Unaudited)
                   Three Months Ended March 31, 2000 and 1999
                                  (in millions)


                                                                                              ACCUMULATED
                                                              ADDITIONAL                          OTHER            TOTAL
                                                    COMMON     PAID-IN        RETAINED       COMPREHENSIVE     SHAREHOLDER'S
                                                    STOCK      CAPITAL        EARNINGS           INCOME           EQUITY
                                                    -----      -------       ---------          -------          --------
BALANCE, JANUARY 1, 1999                            $ 3.8      $ 914.7       $ 1,579.0          $ 275.6          $2,773.1

Comprehensive income:
  Net income                                          -            -              99.2             -                 99.2
  Net unrealized losses on securities
    available-for-sale arising during
    the period                                        -            -               -              (77.6)            (77.6)
                                                                                                                 --------
Total comprehensive income                                                                                           21.6
                                                                                                                 --------
Dividends to shareholder                              -            -             (10.8)             -               (10.8)
                                                    -----      -------       ---------          -------          --------
BALANCE, MARCH 31, 1999                             $ 3.8      $ 914.7       $ 1,667.4          $ 198.0          $2,783.9
                                                    =====      =======       =========          =======          ========



BALANCE, JANUARY 1, 2000                            $ 3.8      $ 766.1       $ 2,011.0          $ (15.9)         $2,765.0

Comprehensive income:
  Net income                                          -            -             113.3              -               113.3
  Net unrealized losses on securities
    available-for-sale arising during
    the period                                        -            -               -               (7.3)             (7.3)
                                                                                                                 --------
Total comprehensive income                                                                                          106.0
                                                                                                                 --------
Dividends to shareholder                              -            -             (50.0)             -               (50.0)
                                                    -----      -------       ---------          -------          --------

BALANCE, MARCH 31, 2000                             $ 3.8      $ 766.1       $ 2,074.3          $ (23.2)         $2,821.0
                                                    =====      =======       =========          =======          ========

See accompanying notes to unaudited consolidated financial statements.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)
                      Consolidated Statements of Cash Flows
                                   (Unaudited)
                   Three Months Ended March 31, 2000 and 1999
                                  (in millions)


                                                                                                2000          1999
                                                                                             ---------      --------
  CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                                                 $   113.3       $  99.2
  Adjustments to reconcile net income to net cash provided by operating activities:
    Interest credited to policyholder account balances                                           294.2         263.8
    Capitalization of deferred policy acquisition costs                                         (189.2)       (152.3)
    Amortization of deferred policy acquisition costs                                             85.9          60.7
    Amortization and depreciation                                                                 (1.4)          2.5
    Realized losses on investments, net                                                            3.1           5.4
    Increase in accrued investment income                                                         (5.9)        (11.2)
    Increase in other assets                                                                     (42.3)        (49.9)
    Increase in policy liabilities                                                                61.6           7.0
    Increase in other liabilities                                                                 82.6          53.5
    Other, net                                                                                    (4.5)         (2.1)
                                                                                             ---------      --------
      Net cash provided by operating activities                                                  397.4         276.6
                                                                                             ---------      --------

  CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from maturity of securities available-for-sale                                        715.5         524.1
  Proceeds from sale of securities available-for-sale                                            258.2         143.2
  Proceeds from repayments of mortgage loans on real estate                                      125.1          89.5
  Proceeds from sale of real estate                                                                2.1           -
  Proceeds from repayments of policy loans and sale of other invested assets                      10.7           4.7
  Cost of securities available-for-sale acquired                                                (816.2)       (662.6)
  Cost of mortgage loans on real estate acquired                                                (216.2)       (125.3)
  Cost of real estate acquired                                                                    (1.5)         (0.7)
  Short-term investments, net                                                                    375.2         (41.2)
  Other, net                                                                                     (28.3)        (39.8)
                                                                                             ---------      --------
      Net cash provided by (used in) investing activities                                        424.6        (108.1)
                                                                                             ---------      --------

  CASH FLOWS FROM FINANCING ACTIVITIES
  Cash dividends paid                                                                           (100.0)        (13.5)
  Increase in investment product and universal life insurance product
    account balances                                                                             962.3         756.8
  Decrease in investment product and universal life insurance product
    account balances                                                                          (1,688.1)       (893.9)
                                                                                             ---------      --------
      Net cash used in financing activities                                                     (825.8)       (150.6)
                                                                                             ---------      --------

  Net (decrease) increase in cash                                                                 (3.8)         17.9

  Cash, beginning of period                                                                        4.8           3.4
                                                                                             ---------      --------
  Cash, end of period                                                                        $     1.0      $   21.3
                                                                                             =========      ========

See accompanying notes to unaudited consolidated financial statements.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)
              Notes to Unaudited Consolidated Financial Statements
                        Three Months Ended March 31, 2000


(1)      Basis of Presentation

         The accompanying unaudited consolidated financial statements of Nationwide Life Insurance Company and subsidiaries (NLIC or collectively the Company) have been prepared in accordance with generally accepted accounting principles, which differ from statutory accounting practices prescribed or permitted by regulatory authorities, for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all information and footnotes required by generally accepted accounting principles for complete financial statements. The financial information included herein reflects all adjustments (all of which are normal and recurring in nature) which are, in the opinion of management, necessary for a fair presentation of financial position and results of operations. Operating results for all periods presented are not necessarily indicative of the results that may be expected for the full year. All significant intercompany balances and transactions have been eliminated. The accompanying unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes for the year ended December 31, 1999 included in the Company's annual report on Form 10-K.

(2)      Recently Issued Accounting Pronouncements

         In June 1998, the Financial Accounting Standards Board (FASB) issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133). FAS 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. The Statement also addresses contracts that contain embedded derivatives, such as certain insurance contracts. FAS 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. In July 1999 the FASB issued Statement No. 137 which delayed the effective date of FAS 133 to fiscal years beginning after June 15, 2000. The Company plans to adopt this Statement in first quarter 2001 and is currently evaluating the impact on results of operations and financial condition.

(3)      Comprehensive Income

         Comprehensive Income includes net income as well as certain items that are reported directly within a separate component of shareholder's equity that bypass net income. Currently, the Company's only component of Other Comprehensive Income is unrealized gains (losses) on securities available-for-sale. The related before and after federal tax amounts are as follows:

                                                              THREE MONTHS ENDED
           (in millions)                                            MARCH 31,
           ---------------------------------------------------------------------
                                                                 2000      1999
                                                               -------   -------

           Unrealized losses on securities available-for-
              sale arising during the period:
                Gross                                          $(32.8)   $(154.4)
                Adjustment to deferred policy acquisition
                   costs                                         20.6       29.6
                Related federal tax benefit                       4.3       41.7
                                                               ------    -------
                     Net                                         (7.9)     (83.1)
                                                               ------    -------
           Reclassification adjustment for net losses on
              securities available-for-sale realized during
              the period:
                Gross                                             0.9        8.5
                Related federal tax benefit                      (0.3)      (3.0)
                                                               ------    -------
                     Net                                          0.6        5.5
                                                               ------    -------
           Total Other Comprehensive Income                    $ (7.3)   $ (77.6)
                                                               ======    =======

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)
         Notes to Unaudited Consolidated Financial Statements, Continued


(4)      Segment Disclosures

         The Company uses differences in products as the basis for defining its reportable segments. The Company reports three product segments:
         Variable Annuities, Fixed Annuities and Life Insurance.

         The Variable Annuities segment consists of annuity contracts that provide the customer with access to a wide range of investment options, tax-deferred accumulation of savings, asset protection in the event of an untimely death and flexible payout options including lump-sum, systematic withdrawal or a stream of payments for life. The Company's variable annuity products consist almost entirely of flexible premium deferred variable annuity contracts.

         The Fixed Annuities segment consists of annuity contracts that generate a return for the customer at a specified interest rate fixed for a prescribed period, tax-deferred accumulation of savings and flexible payout options including lump-sum, systematic withdrawal or a stream of payments for life. Such contracts consist of single premium deferred annuities, flexible premium deferred annuities and single premium immediate annuities. The Fixed Annuities segment includes the fixed option under variable annuity contracts.

         The Life Insurance segment consists of insurance products, including variable universal life insurance and corporate-owned life insurance products, which provide a death benefit and may also allow the customer to build cash value on a tax-deferred basis.

         In addition to the product segments, the Company reports corporate revenues and expenses, investments and related investment income supporting capital not specifically allocated to its product segments, revenues and expenses of its investment advisor subsidiary, revenues and expenses related to group annuity contracts sold to Nationwide employee and agent benefit plans and all realized gains and losses on investments in a Corporate and Other segment.

         The following table summarizes the financial results of the Company's business segments for the three months ended March 31, 2000 and 1999.

                                              VARIABLE       FIXED        LIFE     CORPORATE
         (in millions)                        ANNUITIES    ANNUITIES   INSURANCE   AND OTHER         TOTAL
         --------------------------------     ---------    ---------   ---------   ---------       ---------

         2000
         Operating revenue (1)                $   189.2    $   327.1    $  179.6    $   56.4       $   752.3
         Benefits and expenses                    104.9        281.7       146.3        48.6           581.5
                                              ---------    ---------    --------    -------        ---------
           Operating income before
             federal income tax expense            84.3         45.4        33.3         7.8           170.8
         Net realized losses on investments         -            -           -          (3.1)           (3.1)
                                              ---------    ---------    --------    -------        ---------
         Consolidated income before
           federal income tax expense         $    84.3    $    45.4    $   33.3    $    4.7       $   167.7
                                              =========    =========    ========    ========       =========

         Assets as of period end              $66,683.1    $16,749.1    $7,069.8    $6,386.5       $96,888.5
                                              =========    =========    ========    ========       =========

         1999
         Operating revenue (1)                $   143.5    $   287.6    $  151.1        60.3       $   642.5
         Benefits and expenses                     77.3        244.8       122.0        45.3           489.4
                                              ---------    ---------    --------    -------        ------=--
           Operating income before
             federal income tax expense            66.2         42.8        29.1        15.0           153.1
         Net realized losses on investments         -            -           -          (5.4)           (5.4)
                                              ---------    ---------    --------    -------        ---------
         Consolidated income before
            federal income tax expense        $    66.2    $    42.8    $   29.1    $    9.6       $   147.7
                                              =========    =========    ========    ========       =========

         Assets as of period end              $50,132.3    $15,396.4    $5,527.9    $5,975.7       $77,032.3
                                              =========    =========    ========    ========       =========

         ----------

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)
         Notes to Unaudited Consolidated Financial Statements, Continued

         (1)      Excludes net realized gains and losses on investments.

(5)      Contingencies

         On October 29, 1998, the Company was named in a lawsuit filed in Ohio state court related to the sale of deferred annuity products for use as investments in tax-deferred contributory retirement plans (Mercedes Castillo v. Nationwide Financial Services, Inc., Nationwide Life Insurance Company and Nationwide Life and Annuity Insurance Company). On May 3, 1999, the complaint was amended to, among other things, add Marcus Shore as a second plaintiff. The amended complaint is brought as a class action on behalf of all persons who purchased individual deferred annuity contracts or participated in group annuity contracts sold by the Company and the other named Company affiliates which were used to fund certain tax-deferred retirement plans. The amended complaint seeks unspecified compensatory and punitive damages. No class has been certified. On June 11, 1999, the Company and the other named defendants filed a motion to dismiss the amended complaint. On March 8, 2000, the court denied the motion to dismiss the amended complaint filed by the Company and other named defendants. The Company intends to defend this lawsuit vigorously.

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors
Nationwide Life Insurance Company:


We have audited the accompanying consolidated balance sheets of Nationwide Life Insurance Company and subsidiaries (collectively the Company), a wholly owned subsidiary of Nationwide Financial Services, Inc., as of December 31, 1999 and 1998, and the related consolidated statements of income, shareholder's equity and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nationwide Life Insurance Company and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.






Columbus, Ohio
January 28, 2000

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

                           Consolidated Balance Sheets

                     (in millions, except per share amounts)


                                                                                  December 31,
                                                                         -----------------------------
                                     Assets                                1999                1998
                                     ------                              ---------           ---------
Investments:
  Securities available-for-sale, at fair value:
    Fixed maturity securities                                            $15,294.0           $14,245.1
    Equity securities                                                         92.9               127.2
  Mortgage loans on real estate, net                                       5,786.3             5,328.4
  Real estate, net                                                           254.8               243.6
  Policy loans                                                               519.6               464.3
  Other long-term investments                                                 73.8                44.0
  Short-term investments                                                     416.0               289.1
                                                                         ---------           ---------
                                                                          22,437.4            20,741.7
                                                                         ---------           ---------

Cash                                                                           4.8                 3.4
Accrued investment income                                                    238.6               218.7
Deferred policy acquisition costs                                          2,554.1             2,022.2
Other assets                                                                 305.9               420.3
Assets held in separate accounts                                          67,135.1            50,935.8
                                                                         ---------           ---------
                                                                         $92,675.9           $74,342.1
                                                                         =========           =========

                         Liabilities and Shareholder's Equity
                         ------------------------------------

Future policy benefits and claims                                        $21,861.6           $19,767.1
Other liabilities                                                            914.2               866.1
Liabilities related to separate accounts                                  67,135.1            50,935.8
                                                                         ---------           ---------
                                                                          89,910.9            71,569.0
                                                                         ---------           ---------

Commitments and contingencies (notes 8 and 13)

Shareholder's equity:
  Common stock, $1 par value.  Authorized 5.0 million shares;
    3.8 million shares issued and outstanding                                  3.8                 3.8
  Additional paid-in capital                                                 766.1               914.7
  Retained earnings                                                        2,011.0             1,579.0
  Accumulated other comprehensive income                                     (15.9)              275.6
                                                                         ---------           ---------
                                                                           2,765.0             2,773.1
                                                                         ---------           ---------
                                                                         $92,675.9           $74,342.1
                                                                         =========           =========

See accompanying notes to consolidated financial statements.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

                        Consolidated Statements of Income

                                  (in millions)


                                                                            Years ended December 31,
                                                                ---------------------------------------------
                                                                  1999               1998              1997
                                                                --------           --------          --------

Revenues:
  Policy charges                                                $  895.5           $  698.9          $  545.2
  Life insurance premiums                                          220.8              200.0             205.4
  Net investment income                                          1,520.8            1,481.6           1,409.2
  Realized (losses) gains on investments                           (11.6)              28.4              11.1
  Other                                                             66.1               66.8              46.5
                                                                --------           --------          --------
                                                                 2,691.6            2,475.7           2,217.4
                                                                --------           --------          --------
Benefits and expenses:
  Interest credited to policyholder account balances             1,096.3            1,069.0           1,016.6
  Other benefits and claims                                        210.4              175.8             178.2
  Policyholder dividends on participating policies                  42.4               39.6              40.6
  Amortization of deferred policy acquisition costs                272.6              214.5             167.2
  Other operating expenses                                         463.4              419.7             384.9
                                                                --------           --------          --------
                                                                 2,085.1            1,918.6           1,787.5
                                                                --------           --------          --------

    Income before federal income tax expense                       606.5              557.1             429.9

Federal income tax expense                                         201.4              190.4             150.2
                                                                --------           --------          --------

    Net income                                                  $  405.1           $  366.7          $  279.7
                                                                ========           ========          ========


See accompanying notes to consolidated financial statements.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

                 Consolidated Statements of Shareholder's Equity

                  Years ended December 31, 1999, 1998 and 1997
                                  (in millions)


                                                                                                  Accumulated
                                                                Additional                           other              Total
                                                  Common         paid-in           Retained       comprehensive      shareholder's
                                                  stock          capital           earnings          income             equity
                                                 --------        --------         ----------         --------         ----------
December 31, 1996                                  $  3.8        $  527.9           $1,432.6           $173.6           $2,137.9

Comprehensive income:
    Net income                                         --              --              279.7               --              279.7
    Net unrealized gains on securities
      available-for-sale arising during
      the year                                         --              --                 --             73.5               73.5
                                                                                                                        --------
  Total comprehensive income                                                                                               353.2
                                                                                                                        --------
Capital contribution                                   --           836.8                 --               --              836.8
                                                                                                                        --------
Dividend to shareholder                                --          (450.0)            (400.0)              --             (850.0)
                                                   ------        --------           --------           ------           --------
December 31, 1997                                     3.8           914.7            1,312.3            247.1            2,477.9

Comprehensive income:
    Net income                                         --              --              366.7               --              366.7
    Net unrealized gains on securities
      available-for-sale arising during
      the year                                         --              --                 --             28.5               28.5
                                                                                                                        --------
  Total comprehensive income                                                                                               395.2
                                                                                                                        --------
Dividend to shareholder                                --              --             (100.0)              --             (100.0)
                                                   ------        --------           --------           ------           --------
December 31, 1998                                     3.8           914.7            1,579.0            275.6            2,773.1

Comprehensive income:
    Net income                                         --              --              405.1               --              405.1
    Net unrealized losses on securities
      available-for-sale arising during
      the year                                         --              --                 --           (315.0)            (315.0)
                                                                                                                        --------
  Total comprehensive income                                                                                                90.1
                                                                                                                        --------
Capital contribution                                   --            26.4               87.9             23.5              137.8
                                                                                                                        --------
Dividends to shareholder                               --          (175.0)             (61.0)              --             (236.0)
                                                   ------        --------           --------           ------           --------
December 31, 1999                                  $  3.8        $  766.1           $2,011.0           $(15.9)          $2,765.0
                                                   ======        ========           ========           ======           ========


See accompanying notes to consolidated financial statements.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

                      Consolidated Statements of Cash Flows

                                  (in millions)


                                                                                              Years ended December 31,
                                                                                       -------------------------------------
                                                                                         1999          1998          1997
                                                                                       ---------     ---------     ---------
Cash flows from operating activities:
  Net income                                                                          $    405.1     $   366.7     $   279.7
  Adjustments to reconcile net income to net cash provided by operating activities:
      Interest credited to policyholder account balances                                 1,096.3       1,069.0       1,016.6
      Capitalization of deferred policy acquisition costs                                 (637.0)       (584.2)       (487.9)
      Amortization of deferred policy acquisition costs                                    272.6         214.5         167.2
      Amortization and depreciation                                                          2.4          (8.5)         (2.0)
      Realized (gains) losses on invested assets, net                                       11.6         (28.4)        (11.1)
      Increase in accrued investment income                                                 (7.9)         (8.2)         (0.3)
      Decrease (increase) in other assets                                                  122.9          16.4         (12.7)
      Decrease in policy liabilities                                                       (20.9)         (8.3)        (23.1)
      Increase (decrease) in other liabilities                                             149.7         (34.8)        230.6
      Other, net                                                                            (8.6)        (11.3)        (10.9)
                                                                                       ---------     ---------     ---------
        Net cash provided by operating activities                                        1,386.2         982.9       1,146.1
                                                                                       ---------     ---------     ---------

Cash flows from investing activities:
  Proceeds from maturity of securities available-for-sale                                2,307.9       1,557.0         993.4
  Proceeds from sale of securities available-for-sale                                      513.1         610.5         574.5
  Proceeds from repayments of mortgage loans on real estate                                696.7         678.2         437.3
  Proceeds from sale of real estate                                                          5.7         103.8          34.8
  Proceeds from repayments of policy loans and sale of other invested assets                40.9          23.6          22.7
  Cost of securities available-for-sale acquired                                        (3,724.9)     (3,182.8)     (2,828.1)
  Cost of mortgage loans on real estate acquired                                          (971.4)       (829.1)       (752.2)
  Cost of real estate acquired                                                             (14.2)         (0.8)        (24.9)
  Short-term investments, net                                                              (27.5)         69.3        (354.8)
  Other, net                                                                              (110.9)        (88.4)        (62.5)
                                                                                       ---------     ---------     ---------
        Net cash used in investing activities                                           (1,284.6)     (1,058.7)     (1,959.8)
                                                                                       ---------     ---------     ---------

Cash flows from financing activities:
  Proceeds from capital contributions                                                         --            --         836.8
  Cash dividends paid                                                                     (188.5)       (100.0)           --
  Increase in investment product and universal life insurance
    product account balances                                                             3,799.4       2,682.1       2,488.5
  Decrease in investment product and universal life insurance
    product account balances                                                            (3,711.1)     (2,678.5)     (2,379.8)
                                                                                       ---------     ---------     ---------
        Net cash used in financing activities                                             (100.2)        (96.4)        945.5
                                                                                       ---------     ---------     ---------
Net increase (decrease) in cash                                                              1.4        (172.2)        131.8

Cash, beginning of year                                                                      3.4         175.6          43.8
                                                                                       ---------     ---------     ---------
Cash, end of year                                                                      $     4.8     $     3.4     $   175.6
                                                                                       =========     =========     =========


See accompanying notes to consolidated financial statements.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)

                   Notes to Consolidated Financial Statements

                        December 31, 1999, 1998 and 1997


(1)      Organization and Description of Business

         Nationwide Life Insurance Company (NLIC) is a leading provider of long-term savings and retirement products in the United States and is a wholly owned subsidiary of Nationwide Financial Services, Inc. (NFS). The Company develops and sells a diverse range of products including variable annuities, fixed annuities and life insurance as well as investment management and administrative services. NLIC markets its products through a broad network of distribution channels, including independent broker/dealers, national and regional brokerage firms, financial institutions, pension plan administrators, life insurance specialists, Nationwide Retirement Solutions sales representatives, and Nationwide agents.

         Wholly owned subsidiaries of NLIC include Nationwide Life and Annuity Insurance Company (NLAIC), Nationwide Advisory Services, Inc., and Nationwide Investment Services Corporation. NLIC and its subsidiaries are collectively referred to as "the Company."


(2)      Summary of Significant Accounting Policies

         The significant accounting policies followed by the Company that materially affect financial reporting are summarized below. The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles, which differ from statutory accounting practices prescribed or permitted by regulatory authorities. Annual Statements for NLIC and NLAIC, filed with the Department of Insurance of the State of Ohio (the Department), are prepared on the basis of accounting practices prescribed or permitted by the Department. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners (NAIC), as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. The Company has no material permitted statutory accounting practices.

         In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ significantly from those estimates.

         The most significant estimates include those used in determining deferred policy acquisition costs, valuation allowances for mortgage loans on real estate and real estate investments and the liability for future policy benefits and claims. Although some variability is inherent in these estimates, management believes the amounts provided are adequate.

         (a)  Consolidation Policy

              The consolidated financial statements include the accounts of NLIC and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                         (a wholly owned subsidiary of
                      Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


         (b)  Valuation of Investments and Related Gains and Losses

              The Company is required to classify its fixed maturity securities and equity securities as either held-to-maturity, available-for-sale or trading. Fixed maturity securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity and are stated at amortized cost. Fixed maturity securities not classified as held-to-maturity and all equity securities are classified as available-for-sale and are stated at fair value, with the unrealized gains and losses, net of adjustments to deferred policy acquisition costs and deferred federal income tax, reported as a separate component of accumulated other comprehensive income in shareholder's equity. The adjustment to deferred policy acquisition costs represents the change in amortization of deferred policy acquisition costs that would have been required as a charge or credit to operations had such unrealized amounts been realized. The Company has no fixed maturity securities classified as held-to-maturity or trading as of December 31, 1999 or 1998.

              Mortgage loans on real estate are carried at the unpaid principal balance less valuation allowances. The Company provides valuation allowances for impairments of mortgage loans on real estate based on a review by portfolio managers. The measurement of impaired loans is based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the fair value of the collateral, if the loan is collateral dependent. Loans in foreclosure and loans considered to be impaired are placed on non-accrual status. Interest received on non-accrual status mortgage loans on real estate is included in interest income in the period received.

              Real estate is carried at cost less accumulated depreciation and valuation allowances. Other long-term investments are carried on the equity basis, adjusted for valuation allowances. Impairment losses are recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

              Realized gains and losses on the sale of investments are determined on the basis of specific security identification. Estimates for valuation allowances and other than temporary declines are included in realized gains and losses on investments.

         (c)  Revenues and Benefits

              Investment Products and Universal Life Insurance Products:
              Investment products consist primarily of individual and group variable and fixed deferred annuities. Universal life insurance products include universal life insurance, variable universal life insurance, corporate owned life insurance and other interest-sensitive life insurance policies. Revenues for investment products and universal life insurance products consist of net investment income, asset fees, cost of insurance, policy administration and surrender charges that have been earned and assessed against policy account balances during the period. Policy benefits and claims that are charged to expense include interest credited to policy account balances and benefits and claims incurred in the period in excess of related policy account balances.

              Traditional Life Insurance Products: Traditional life insurance products include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance, limited-payment life insurance, term life insurance and certain annuities with life contingencies. Premiums for traditional life insurance products are recognized as revenue when due. Benefits and expenses are associated with earned premiums so as to result in recognition of profits over the life of the contract. This association is accomplished by the provision for future policy benefits and the deferral and amortization of policy acquisition costs.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                         (a wholly owned subsidiary of
                      Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


         (d)  Deferred Policy Acquisition Costs

              The costs of acquiring new business, principally commissions, certain expenses of the policy issue and underwriting department and certain variable sales expenses have been deferred. For investment products and universal life insurance products, deferred policy acquisition costs are being amortized with interest over the lives of the policies in relation to the present value of estimated future gross profits from projected interest margins, asset fees, cost of insurance, policy administration and surrender charges. For years in which gross profits are negative, deferred policy acquisition costs are amortized based on the present value of gross revenues. Deferred policy acquisition costs are adjusted to reflect the impact of unrealized gains and losses on fixed maturity securities available-for-sale as described in note 2(b). For traditional life insurance products, these deferred policy acquisition costs are predominantly being amortized with interest over the premium paying period of the related policies in proportion to the ratio of actual annual premium revenue to the anticipated total premium revenue. Such anticipated premium revenue was estimated using the same assumptions as were used for computing liabilities for future policy benefits.

         (e)  Separate Accounts

              Separate account assets and liabilities represent contractholders' funds which have been segregated into accounts with specific investment objectives. For all but $915.4 million of separate account assets, the investment income and gains or losses of these accounts accrue directly to the contractholders. The activity of the separate accounts is not reflected in the consolidated statements of income and cash flows except for the fees the Company receives.

         (f)  Future Policy Benefits

              Future policy benefits for investment products in the accumulation phase, universal life insurance and variable universal life insurance policies have been calculated based on participants' contributions plus interest credited less applicable contract charges. The average interest rate credited on investment product policy reserves was 5.6%, 6.0% and 6.1% for the years ended December 31, 1999, 1998 and 1997, respectively.

              Future policy benefits for traditional life insurance policies have been calculated by the net level premium method using interest rates varying from 6.0% to 10.5% and estimates of mortality, morbidity, investment yields and withdrawals which were used or which were being experienced at the time the policies were issued, rather than the assumptions prescribed by state regulatory authorities.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                         (a wholly owned subsidiary of
                      Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


         (g)  Participating Business

              Participating business represents approximately 29% in 1999 (40% in 1998 and 50% in 1997) of the Company's life insurance in force, 69% in 1999 (74% in 1998 and 77% in 1997) of the number of life insurance policies in force, and 13% in 1999 (14% in 1998 and 27% in 1997) of life insurance statutory premiums. The provision for policyholder dividends is based on current dividend scales and is included in "Future policy benefits and claims" in the accompanying consolidated balance sheets.

         (h)  Federal Income Tax

              The Company files a consolidated federal income tax return with Nationwide Mutual Insurance Company (NMIC), the majority shareholder of Nationwide Corp. The members of the consolidated tax return group have a tax sharing arrangement which provides, in effect, for each member to bear essentially the same federal income tax liability as if separate tax returns were filed.

              The Company utilizes the asset and liability method of accounting for income tax. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce the deferred tax assets to the amounts expected to be realized.

         (i)  Reinsurance Ceded

              Reinsurance premiums ceded and reinsurance recoveries on benefits and claims incurred are deducted from the respective income and expense accounts. Assets and liabilities related to reinsurance ceded are reported on a gross basis.

         (j)  Recently Issued Accounting Pronouncements

              In March 1998, The American Institute of Certified Public Accountant's Accounting Standards Executive Committee issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The SOP, which has been adopted prospectively as of January 1, 1999, requires the capitalization of certain costs incurred in connection with developing or obtaining internal use software. Prior to the adoption of SOP 98-1, the Company expensed internal use software related costs as incurred. The effect of adopting the SOP was to increase net income for 1999 by $8.3 million.

              In June 1998, the Financial Accounting Standards Board (FASB) issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133). FAS 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. Contracts that contain embedded derivatives, such as certain investment and insurance contracts, are also addressed by the Statement. FAS 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. In July 1999 the FASB issued Statement No. 137 which delayed the effective date of FAS 133 to fiscal years beginning after June 15, 2000. The Company plans to adopt this Statement in first quarter 2001 and is currently evaluating the impact on results of operations and financial condition.

         (k)  Reclassification

              Certain items in the 1998 and 1997 consolidated financial statements have been reclassified to conform to the 1999 presentation.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                         (a wholly owned subsidiary of
                      Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


(3)      Investments

         The amortized cost, gross unrealized gains and losses and estimated fair value of securities available-for-sale as of December 31, 1999 and 1998 were:

                                                                                     Gross        Gross
                                                                     Amortized    unrealized    unrealized      Estimated
             (in millions)                                             cost          gains        losses        fair value
                                                                     ---------       ------       -------        ---------
             December 31, 1999:
               Fixed maturity securities:
                 U.S. Treasury securities and obligations of U.S.
                   government corporations and agencies              $   428.4       $ 23.4       $  (2.4)       $   449.4
                 Obligations of states and political subdivisions          0.8           --            --              0.8
                 Debt securities issued by foreign governments           110.6          0.6          (0.8)           110.4
                 Corporate securities                                 11,414.7        118.9        (218.6)        11,315.0
                 Mortgage-backed securities                            3,422.8         25.8         (30.2)         3,418.4
                                                                     ---------       ------       -------        ---------
                     Total fixed maturity securities                  15,377.3        168.7        (252.0)        15,294.0
               Equity securities                                          84.9         12.4          (4.4)            92.9
                                                                     ---------       ------       -------        ---------
                                                                     $15,462.2       $181.1       $(256.4)       $15,386.9
                                                                     =========       ======       =======        =========

             December 31, 1998:
               Fixed maturity securities:
                 U.S. Treasury securities and obligations of U.S.
                   government corporations and agencies              $   255.9       $ 13.0       $    --        $   268.9
                 Obligations of states and political subdivisions          1.6           --            --              1.6
                 Debt securities issued by foreign governments           106.5          4.5            --            111.0
                 Corporate securities                                  9,899.6        423.2         (18.7)        10,304.1
                 Mortgage-backed securities                            3,457.7        104.2          (2.4)         3,559.5
                                                                     ---------       ------       -------        ---------
                     Total fixed maturity securities                  13,721.3        544.9         (21.1)        14,245.1
               Equity securities                                         110.4         18.3          (1.5)           127.2
                                                                     ---------       ------       -------        ---------
                                                                     $13,831.7       $563.2       $ (22.6)       $14,372.3
                                                                     =========       ======       =======        =========

         The amortized cost and estimated fair value of fixed maturity securities available-for-sale as of December 31, 1999, by expected maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                                    Amortized        Estimated
             (in millions)                                                            cost          fair value
                                                                                    ---------        ---------
             Fixed maturity securities available for sale:
               Due in one year or less                                              $   847.0        $   847.0
               Due after one year through five years                                  5,240.5          5,205.7
               Due after five years through ten years                                 5,046.9          5,005.2
               Due after ten years                                                    4,242.9          4,236.1
                                                                                    ---------        ---------
                                                                                    $15,377.3        $15,294.0
                                                                                    =========        =========

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                         (a wholly owned subsidiary of
                      Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued



         The components of unrealized (losses) gains on securities available-for-sale, net, were as follows as of December 31:


             (in millions)                                                           1999         1998
                                                                                    ------       -------
             Gross unrealized (losses) gains                                        $(75.3)      $ 540.6
             Adjustment to deferred policy acquisition costs                          50.9        (116.6)
             Deferred federal income tax                                               8.5        (148.4)
                                                                                    ------       -------
                                                                                    $(15.9)      $ 275.6
                                                                                    ======       =======

         An analysis of the change in gross unrealized (losses) gains on securities available-for-sale for the years ended December 31:

             (in millions)                                                   1999          1998          1997
                                                                            -------        -----        ------

             Securities available-for-sale:
               Fixed maturity securities                                    $(607.1)       $52.6        $137.5
               Equity securities                                               (8.8)         4.2          (2.7)
                                                                            -------        -----        ------
                                                                            $(615.9)       $56.8        $134.8
                                                                            =======        =====        ======

         Proceeds from the sale of securities available-for-sale during 1999, 1998 and 1997 were $513.1 million, $610.5 million and $574.5 million, respectively. During 1999, gross gains of $10.4 million ($9.0 million and $9.9 million in 1998 and 1997, respectively) and gross losses of $28.0 million ($7.6 million and $18.0 million in 1998 and 1997, respectively) were realized on those sales. In addition, gross gains of $15.1 million and gross losses of $0.7 million were realized in 1997 when the Company paid a dividend to NFS, which then made an equivalent dividend to Nationwide Corp., consisting of securities having an aggregate fair value of $850.0 million.

         The Company had $15.6 million of real estate investments at December 31, 1999 that were non-income producing the preceding twelve months. During 1998 the Company had investments of $42.4 million that were non-income producing, which consisted of $32.7 million of securities available-for-sale and $9.7 million of real estate.

         Real estate is presented at cost less accumulated depreciation of $24.8 million as of December 31, 1999 ($21.5 million as of December 31, 1998) and valuation allowances of $5.5 million as of December 31, 1999 ($5.4 million as of December 31, 1998).

         The recorded investment of mortgage loans on real estate considered to be impaired was $3.7 million as of both December 31, 1999 and 1998. No valuation allowance has been recorded for these loans as of December 31, 1999 or 1998. During 1999, the average recorded investment in impaired mortgage loans on real estate was approximately $3.7 million ($9.1 million in 1998) and there was no interest income recognized on those loans. Interest income recognized on impaired loans was $0.3 million in 1998 which is equal to interest income recognized using a cash-basis method of income recognition.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                         (a wholly owned subsidiary of
                      Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued



         Activity in the valuation allowance account for mortgage loans on real estate is summarized for the years ended December 31:

             (in millions)                                             1999     1998     1997
                                                                       -----    -----    -----

             Allowance, beginning of year                              $42.4    $42.5    $51.0
               Additions (reductions) charged to operations              0.7     (0.1)    (1.2)
               Direct write-downs charged against the allowance           --       --     (7.3)
               Allowance on acquired mortgage loans                      1.3       --       --
                                                                       -----    -----    -----
             Allowance, end of year                                    $44.4    $42.4    $42.5
                                                                       =====    =====    =====

         An analysis of investment income by investment type follows for the years ended December 31:

             (in millions)                                                  1999       1998       1997
                                                                          --------   --------   --------

             Gross investment income:
               Securities available-for-sale:
                 Fixed maturity securities                                $1,031.3   $  982.5   $  911.6
                 Equity securities                                             2.5        0.8        0.8
               Mortgage loans on real estate                                 460.4      458.9      457.7
               Real estate                                                    28.8       40.4       42.9
               Short-term investments                                         18.6       17.8       22.7
               Other                                                          26.5       30.7       21.0
                                                                          --------   --------   --------
                   Total investment income                                 1,568.1    1,531.1    1,456.7
             Less investment expenses                                         47.3       49.5       47.5
                                                                          --------   --------   --------
                   Net investment income                                  $1,520.8   $1,481.6   $1,409.2
                                                                          ========   ========   ========

         An analysis of realized gains (losses) on investments, net of valuation allowances, by investment type follows for the years ended December 31:

             (in millions)                                                 1999     1998    1997
                                                                          -------   -----   -----

             Securities available-for-sale:
               Fixed maturity securities                                  $(25.0)  $(0.7)  $ 3.6
               Equity securities                                             7.4     2.1     2.7
             Mortgage loans on real estate                                  (0.6)    3.9     1.6
             Real estate and other                                           6.6    23.1     3.2
                                                                          ------   -----   -----
                                                                          $(11.6)  $28.4   $11.1
                                                                          ======   =====   =====

         Fixed maturity securities with an amortized cost of $9.1 million as of December 31, 1999 and $6.5 million as of December 31, 1998 were on deposit with various regulatory agencies as required by law.

(4)      Derivative Financial Instruments

         The Company uses derivative financial instruments, principally interest rate swaps, interest rate futures contracts and foreign currency swaps, to manage market risk exposures associated with changes in interest rates and foreign currency exchange rates. Provided they meet specific criteria, interest rate swaps and futures are considered hedges and are accounted for under the accrual method and deferral method, respectively. The Company has no significant derivative positions that are not considered hedges.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                         (a wholly owned subsidiary of
                      Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued



         Interest rate swaps are primarily used to convert specific investment securities and interest bearing policy liabilities from a fixed-rate to a floating-rate basis. Amounts receivable or payable under these agreements are recognized as an adjustment to net investment income or interest credited to policyholder account balances consistent with the nature of the hedged item. The changes in fair value of the interest rate swap agreements are not recognized on the balance sheet, except for interest rate swaps designated as hedges of fixed maturity securities available-for-sale, for which changes in fair values are reported in accumulated other comprehensive income.

         Interest rate futures contracts are primarily used to hedge the risk of adverse interest rate changes related to the Company's mortgage loan commitments and anticipated purchases of fixed rate investments. Gains and losses are deferred and, at the time of closing, reflected as an adjustment to the carrying value of the related mortgage loans or investments. The carrying value adjustments are amortized into net investment income over the life of the related mortgage loans or investments.

         Foreign currency swaps are used to convert cash flows from specific policy liabilities and investments denominated in foreign currencies into U.S. dollars at specified exchange rates. Gains and losses on foreign currency swaps are recorded in earnings based on the related spot foreign exchange rate at the end of the reporting period. Gains and losses on these contracts offset those recorded as a result of translating the hedged foreign currency denominated liabilities and investments to U.S. dollars.

         The following table summarizes the notional amount of derivative financial instruments classified as hedges outstanding as of December 31, 1999. Prior to 1999 the Company's activities in derivatives were not significant.

                                                                               (in millions)
                                                                               -------------
            Interest rate swaps
               Pay fixed/receive variable rate swaps hedging investments          $362.7
               Pay variable/receive fixed rate swaps hedging investments          $ 28.5
               Other contracts hedging investments                                $ 19.1
               Pay variable/receive fixed rate swaps hedging liabilities          $577.2

            Foreign currency swaps
               Hedging foreign currency denominated investments                   $ 14.8
               Hedging foreign currency denominated liabilities                   $577.2

            Interest rate futures contracts                                       $781.6

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                         (a wholly owned subsidiary of
                      Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued



(5)      Federal Income Tax

         The tax effects of temporary differences that give rise to significant components of the net deferred tax liability as of December 31, 1999 and 1998 are as follows:

             (in millions)                                                   1999            1998
                                                                             ----            ----
             Deferred tax assets:
               Fixed maturity securities                                    $  5.3          $   --
               Future policy benefits                                        149.5           207.7
               Liabilities in separate accounts                              373.6           319.9
               Mortgage loans on real estate and real estate                  18.5            17.5
               Other assets and other liabilities                             51.1            58.9
                                                                             -----          ------
                 Total gross deferred tax assets                             598.0           604.0
                 Less valuation allowance                                     (7.0)           (7.0)
                                                                             -----          ------
                 Net deferred tax assets                                     591.0           597.0
                                                                             -----          ------

             Deferred tax liabilities:
               Deferred policy acquisition costs                             724.4           568.7
               Fixed maturity securities                                        --           212.2
               Deferred tax on realized investment gains                      34.7            34.8
               Equity securities and other long-term investments              10.8             9.6
               Other                                                          26.5            21.6
                                                                            ------          ------
                 Total gross deferred tax liabilities                        796.4           846.9
                                                                            ------          ------
                 Net deferred tax liability                                 $205.4          $249.9
                                                                            ======          ======

         In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of the total gross deferred tax assets will not be realized. Nearly all future deductible amounts can be offset by future taxable amounts or recovery of federal income tax paid within the statutory carryback period. There has been no change in the valuation allowance for the years ended December 31, 1999, 1998 and 1997.

         The Company's current federal income tax liability was $104.7 million and $72.8 million as of December 31, 1999 and 1998, respectively.

         Federal income tax expense for the years ended December 31 was as follows:

           (in millions)                    1999      1998      1997
                                           ------    ------    ------

           Currently payable               $ 53.6    $186.1    $121.7
           Deferred tax expense             147.8       4.3      28.5
                                           ------    ------    ------
                                           $201.4    $190.4    $150.2
                                           ======    ======    ======

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                         (a wholly owned subsidiary of
                      Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued



         Total federal income tax expense for the years ended December 31, 1999, 1998 and 1997 differs from the amount computed by applying the U.S. federal income tax rate to income before tax as follows:

                                                             1999                     1998                     1997
                                                       ----------------         ----------------         ----------------
         (in millions)                                 Amount       %           Amount        %          Amount        %
                                                       ------      ----         ------      ----         ------      ----

         Computed (expected) tax expense               $212.3      35.0         $195.0      35.0         $150.5      35.0
         Tax exempt interest and dividends
           received deduction                            (7.3)     (1.2)          (4.9)     (0.9)            --        --
         Income tax credits                              (4.3)     (0.7)            --        --             --        --
         Other, net                                       0.7       0.1            0.3       0.1           (0.3)     (0.1)
                                                       ------      ----         ------      ----         ------      ----
             Total (effective rate of each year)       $201.4      33.2         $190.4      34.2         $150.2      34.9
                                                       ======      ====         ======      ====         ======      ====

         Total federal income tax paid was $29.8 million, $173.4 million and $91.8 million during the years ended December 31, 1999, 1998 and 1997, respectively.

(6)      Comprehensive Income

         Comprehensive Income includes net income as well as certain items that are reported directly within separate components of shareholder's equity that bypass net income. Currently, the Company's only component of Other Comprehensive Income is unrealized gains (losses) on securities available-for-sale. The related before and after federal tax amounts are as follows:

             (in millions)                                                 1999       1998       1997
                                                                          -------    ------     ------
             Unrealized gains (losses) on securities available-for-sale arising during the period:
                Gross                                                     $(665.3)   $ 58.2     $141.1
                Adjustment to deferred policy acquisition costs             167.5     (12.9)     (21.8)
                Related federal income tax (expense) benefit                171.4     (15.9)     (41.7)
                                                                          -------    ------     ------
                   Net                                                     (326.4)     29.4       77.6
                                                                          -------    ------     ------

             Reclassification adjustment for net (gains) losses on
                securities available-for-sale realized during the
                period:
                Gross                                                        17.6      (1.4)      (6.3)
                Related federal income tax expense (benefit)                 (6.2)      0.5        2.2
                                                                          -------    ------     ------
                   Net                                                       11.4      (0.9)      (4.1)
                                                                          -------    ------     ------
             Total Other Comprehensive Income                             $(315.0)   $ 28.5     $ 73.5
                                                                          =======    ======     ======

(7)      Fair Value of Financial Instruments

         The following disclosures summarize the carrying amount and estimated fair value of the Company's financial instruments. Certain assets and liabilities are specifically excluded from the disclosure requirements of financial instruments. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                         (a wholly owned subsidiary of
                      Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued



         The fair value of a financial instrument is defined as the amount at which the financial instrument could be exchanged in a current transaction between willing parties. In cases where quoted market prices are not available, fair value is to be based on estimates using present value or other valuation techniques. Many of the Company's assets and liabilities subject to the disclosure requirements are not actively traded, requiring fair values to be estimated by management using present value or other valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Although fair value estimates are calculated using assumptions that management believes are appropriate, changes in assumptions could cause these estimates to vary materially. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in the immediate settlement of the instruments.

         Although insurance contracts, other than policies such as annuities that are classified as investment contracts, are specifically exempted from the disclosure requirements, estimated fair value of policy reserves on life insurance contracts is provided to make the fair value disclosures more meaningful.

         The tax ramifications of the related unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

         The following methods and assumptions were used by the Company in estimating its fair value disclosures:

              Fixed maturity and equity securities: The fair value for fixed maturity securities is based on quoted market prices, where available. For fixed maturity securities not actively traded, fair value is estimated using values obtained from independent pricing services or, in the case of private placements, is estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments. The fair value for equity securities is based on quoted market prices. The carrying amount and fair value for fixed maturity and equity securities exclude the fair value of derivatives contracts designated as hedges of fixed maturity and equity securities.

              Mortgage loans on real estate, net: The fair value for mortgage loans on real estate is estimated using discounted cash flow analyses, using interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. Fair value for mortgage loans in default is the estimated fair value of the underlying collateral.

              Policy loans, short-term investments and cash: The carrying amount reported in the consolidated balance sheets for these instruments approximates their fair value.

              Separate account assets and liabilities: The fair value of assets held in separate accounts is based on quoted market prices. The fair value of liabilities related to separate accounts is the amount payable on demand, which is net of certain surrender charges.

              Investment contracts: The fair value for the Company's liabilities under investment type contracts is disclosed using two methods. For investment contracts without defined maturities, fair value is the amount payable on demand. For investment contracts with known or determined maturities, fair value is estimated using discounted cash flow analysis. Interest rates used are similar to currently offered contracts with maturities consistent with those remaining for the contracts being valued.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                         (a wholly owned subsidiary of
                      Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued



              Policy reserves on life insurance contracts: Included are disclosures for individual life insurance, universal life insurance and supplementary contracts with life contingencies for which the estimated fair value is the amount payable on demand. Also included are disclosures for the Company's limited payment policies, which the Company has used discounted cash flow analyses similar to those used for investment contracts with known maturities to estimate fair value.

              Commitments to extend credit: Commitments to extend credit have nominal fair value because of the short-term nature of such commitments. See note 8.

              Futures contracts: The fair value for futures contracts is based on quoted market prices.

              Interest rate and foreign currency swaps: The fair value for interest rate and foreign currency swaps are calculated with pricing models using current rate assumptions.

           Carrying amount and estimated fair value of financial instruments subject to disclosure requirements and policy reserves on life insurance contracts were as follows as of December 31:

                                                                         1999                              1998
                                                                ------------------------         -------------------------
                                                                Carrying       Estimated         Carrying       Estimated
               (in millions)                                     amount        fair value         amount        fair value
                                                                ---------      ---------         ---------      ----------
               Assets:
                 Investments:
                   Securities available-for-sale:
                     Fixed maturity securities                  $15,294.0      $15,294.0         $14,245.1       $14,245.1
                     Equity securities                               92.9           92.9             128.5           128.5
                   Mortgage loans on real estate, net             5,786.3        5,745.5           5,328.4         5,527.6
                   Policy loans                                     519.6          519.6             464.3           464.3
                   Short-term investments                           416.0          416.0             289.1           289.1
                 Cash                                                 4.8            4.8               3.4             3.4
                 Assets held in separate accounts                67,135.1       67,135.1          50,935.8        50,935.8

               Liabilities:
                 Investment contracts                           (16,977.7)     (16,428.6)        (15,468.7)      (15,158.6)
                 Policy reserves on life insurance contracts     (4,883.9)      (4,607.9)         (3,914.0)       (3,768.9)
                 Liabilities related to separate accounts       (67,135.1)     (66,318.7)        (50,935.8)      (49,926.5)

               Derivative financial instruments:
                 Interest rate swaps hedging assets                   4.3            4.3               -               -
                 Interest rate swaps hedging liabilities              -            (24.2)              -               -
                 Foreign currency swaps                             (11.8)         (11.8)              -               -
                 Futures contracts                                    1.3            1.3              (1.3)           (1.3)

(8)      Risk Disclosures

         The following is a description of the most significant risks facing life insurers and how the Company mitigates those risks:

         Credit Risk: The risk that issuers of securities owned by the Company or mortgagors on mortgage loans on real estate owned by the Company will default or that other parties, including reinsurers, which owe the Company money, will not pay. The Company minimizes this risk by adhering to a conservative investment strategy, by maintaining reinsurance and credit and collection policies and by providing for any amounts deemed uncollectible.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                         (a wholly owned subsidiary of
                      Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


         Interest Rate Risk: The risk that interest rates will change and cause a decrease in the value of an insurer's investments. This change in rates may cause certain interest-sensitive products to become uncompetitive or may cause disintermediation. The Company mitigates this risk by charging fees for non-conformance with certain policy provisions, by offering products that transfer this risk to the purchaser, and/or by attempting to match the maturity schedule of its assets with the expected payouts of its liabilities. To the extent that liabilities come due more quickly than assets mature, an insurer would have to borrow funds or sell assets prior to maturity and potentially recognize a gain or loss.

         Legal/Regulatory Risk: The risk that changes in the legal or regulatory environment in which an insurer operates will result in increased competition, reduced demand for a company's products, or create additional expenses not anticipated by the insurer in pricing its products. The Company mitigates this risk by offering a wide range of products and by operating throughout the United States, thus reducing its exposure to any single product or jurisdiction, and also by employing underwriting practices which identify and minimize the adverse impact of this risk.

         Financial Instruments with Off-Balance-Sheet Risk: The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business through management of its investment portfolio. These financial instruments include commitments to extend credit in the form of loans and derivative financial instruments. These instruments involve, to varying degrees, elements of credit risk in excess of amounts recognized on the consolidated balance sheets.

         Commitments to fund fixed rate mortgage loans on real estate are agreements to lend to a borrower, and are subject to conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a deposit. Commitments extended by the Company are based on management's case-by-case credit evaluation of the borrower and the borrower's loan collateral. The underlying mortgage property represents the collateral if the commitment is funded. The Company's policy for new mortgage loans on real estate is to lend no more than 75% of collateral value. Should the commitment be funded, the Company's exposure to credit loss in the event of nonperformance by the borrower is represented by the contractual amounts of these commitments less the net realizable value of the collateral. The contractual amounts also represent the cash requirements for all unfunded commitments. Commitments on mortgage loans on real estate of $216.2 million extending into 2000 were outstanding as of December 31, 1999. The Company also had $28.0 million of commitments to purchase fixed maturity securities outstanding as of December 31, 1999.

         Notional amounts of derivative financial instruments, primarily interest rate swaps, interest rate futures contracts and foreign currency swaps, significantly exceed the credit risk associated with these instruments and represent contractual balances on which calculations of amounts to be exchanged are based. Credit exposure is limited to the sum of the aggregate fair value of positions that have become favorable to NLIC, including accrued interest receivable due from counterparties. Potential credit losses are minimized through careful evaluation of counterparty credit standing, selection of counterparties from a limited group of high quality institutions, collateral agreements and other contract provisions. At December 31, 1999, NLIC's credit risk from these derivative financial instruments was $6.1 million.

         Significant Concentrations of Credit Risk: The Company grants mainly commercial mortgage loans on real estate to customers throughout the United States. The Company has a diversified portfolio with no more than 23% (22% in 1998) in any geographic area and no more than 2% (2% in 1998) with any one borrower as of December 31, 1999. As of December 31, 1999, 39% (42% in 1998) of the remaining principal balance of the Company's commercial mortgage loan portfolio financed retail properties.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                         (a wholly owned subsidiary of
                      Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued



         Reinsurance: The Company has entered into a reinsurance contract to cede a portion of its general account individual annuity business to The Franklin Life Insurance Company (Franklin). Total recoveries due from Franklin were $143.6 million and $187.9 million as of December 31, 1999 and 1998, respectively. The contract is immaterial to the Company's results of operations. The ceding of risk does not discharge the original insurer from its primary obligation to the policyholder. Under the terms of the contract, Franklin has established a trust as collateral for the recoveries. The trust assets are invested in investment grade securities, the market value of which must at all times be greater than or equal to 102% of the reinsured reserves.

(9)      Pension Plan and Postretirement Benefits Other Than Pensions

         The Company is a participant, together with other affiliated companies, in a pension plan covering all employees who have completed at least one year of service. The Company funds pension costs accrued for direct employees plus an allocation of pension costs accrued for employees of affiliates whose work efforts benefit the Company. Assets of the Retirement Plan are invested in group annuity contracts of NLIC.

         Pension cost (benefit) charged to operations by the Company during the years ended December 31, 1999, 1998 and 1997 were $(8.3) million, $2.0 million and $7.5 million, respectively. The Company has recorded a prepaid pension asset of $13.3 million and $5.0 million as of December 31, 1999 and 1998, respectively.

         In addition to the defined benefit pension plan, the Company, together with other affiliated companies, participates in life and health care defined benefit plans for qualifying retirees. Postretirement life and health care benefits are contributory and generally available to full time employees who have attained age 55 and have accumulated 15 years of service with the Company after reaching age 40. Postretirement health care benefit contributions are adjusted annually and contain cost-sharing features such as deductibles and coinsurance. In addition, there are caps on the Company's portion of the per-participant cost of the postretirement health care benefits. These caps can increase annually, but not more than three percent. The Company's policy is to fund the cost of health care benefits in amounts determined at the discretion of management. Plan assets are invested primarily in group annuity contracts of NLIC.

         The Company elected to immediately recognize its estimated accumulated postretirement benefit obligation (APBO), however, certain affiliated companies elected to amortize their initial transition obligation over periods ranging from 10 to 20 years.

         The Company's accrued postretirement benefit expense as of December 31, 1999 and 1998 was $49.6 million and $40.1 million, respectively, and the net periodic postretirement benefit cost (NPPBC) for 1999, 1998 and 1997 was $4.9 million, $4.1 million and $3.0 million, respectively.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                         (a wholly owned subsidiary of
                      Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


         Information regarding the funded status of the pension plan as a whole and the postretirement life and health care benefit plan as a whole as of December 31, 1999 and 1998 follows:

                                                                         Pension Benefits        Postretirement Benefits
                                                                        ------------------       -----------------------
              (in millions)                                               1999       1998         1999            1998
              --------------------------------------------------------- --------   --------      -------         -------
              Change in benefit obligation:
              Benefit obligation at beginning of year                   $2,185.0   $2,033.8      $ 270.1         $ 237.9
              Service cost                                                  80.0       87.6         14.2             9.8
              Interest cost                                                109.9      123.4         17.6            15.4
              Actuarial (gain) loss                                        (95.0)     123.2        (64.4)           15.6
              Plan settlement in 1999/curtailment in 1998                 (396.1)    (107.2)          --              --
              Benefits paid                                                (72.4)     (75.8)       (11.0)           (8.6)
              Acquired companies                                              --         --         13.3              --
                                                                        --------   --------      -------         -------
              Benefit obligation at end of year                          1,811.4    2,185.0        239.8           270.1
                                                                        --------   --------      -------         -------
              Change in plan assets:
              Fair value of plan assets at beginning of year             2,541.9    2,212.9         77.9            69.2
              Actual return on plan assets                                 161.8      300.7          3.5             5.0
              Employer contribution                                         12.4      104.1         20.9            12.1
              Plan settlement                                             (396.1)        --           --              --
              Benefits paid                                                (72.4)     (75.8)       (11.0)           (8.4)
                                                                        --------   --------      -------         -------
              Fair value of plan assets at end of year                   2,247.6    2,541.9         91.3            77.9
                                                                        --------   --------      -------         -------

              Funded status                                                436.2      356.9       (148.5)         (192.2)
              Unrecognized prior service cost                               28.2       31.5           --              --
              Unrecognized net (gains) losses                             (402.0)    (345.7)       (46.7)           16.0
              Unrecognized net (asset) obligation at transition             (7.7)     (11.0)         1.1             1.3
                                                                        --------   --------      -------         -------
              Prepaid (accrued) benefit cost                            $   54.7   $   31.7      $(194.1)        $(174.9)
                                                                        ========   ========      =======         =======

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                         (a wholly owned subsidiary of
                      Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued



         Basis for measurements, funded status of the pension plan and postretirement life and health care benefit plan:

                                                                    Pension Benefits        Postretirement Benefits
                                                                    ----------------        -----------------------
                                                                    1999        1998         1999             1998
                                                                    ----        ----        -------          ------

              Weighted average discount rate                        7.00%       5.50%        7.80%            6.65%
              Rate of increase in future compensation levels        5.25%       3.75%          --               --
              Assumed health care cost trend rate:
                    Initial rate                                      --          --        15.00%           15.00%
                    Ultimate rate                                     --          --         5.50%            8.00%
                    Uniform declining period                          --          --        5 Years         15 Years

         The net periodic pension cost for the pension plan as a whole for the years ended December 31, 1999, 1998 and 1997 follows:

              (in millions)                                                              1999       1998          1997
              --------------------------------------------------------------------------------   -----------   ------------
              Service cost (benefits earned during the period)                         $  80.0      $  87.6      $   77.3
              Interest cost on projected benefit obligation                              109.9        123.4         118.6
              Expected return on plan assets                                            (160.3)      (159.0)       (139.0)
              Recognized gains                                                            (9.1)        (3.8)           --
              Amortization of prior service cost                                           3.2          3.2           3.2
              Amortization of unrecognized transition obligation (asset)                  (1.4)         4.2           4.2
                                                                                       -------      -------      --------
                                                                                       $  22.3      $  55.6      $   64.3
                                                                                       =======      =======      ========

         Effective December 31, 1998, Wausau Service Corporation (WSC) ended its affiliation with Nationwide Insurance and employees of WSC ended participation in the plan. A curtailment gain of $67.1 million resulted (consisting of a $107.2 million reduction in the projected benefit obligation, net of the write-off of the $40.1 million remaining unamortized transition obligation related to WSC). During 1999, the plan transferred assets to settle its obligation related to WSC employees . A settlement gain of $32.9 million was recognized.

         Basis for measurements, net periodic pension cost for the pension plan:

                                                                           1999          1998          1997
                                                                          ------        -----         -----
             Weighted average discount rate                               6.08%         6.00%         6.50%
             Rate of increase in future compensation levels               4.33%         4.25%         4.75%
             Expected long-term rate of return on plan assets             7.33%         7.25%         7.25%

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                         (a wholly owned subsidiary of
                      Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued



         The amount of NPPBC for the postretirement benefit plan as a whole for the years ended December 31, 1999, 1998 and 1997 was as follows:

             (in millions)                                                              1999          1998          1997
                                                                                         -------   -----------   -----------
             Service cost (benefits attributed to employee service during the year)      $14.2         $ 9.8         $ 7.0
             Interest cost on accumulated postretirement benefit obligation               17.6          15.4          14.0
             Actual return on plan assets                                                 (3.5)         (5.0)         (3.6)
             Amortization of unrecognized transition obligation of affiliates              0.6           0.2           0.2
             Net amortization and deferral                                                (1.8)          1.2          (0.5)
                                                                                         -----         -----         -----
                                                                                         $27.1         $21.6         $17.1
                                                                                         =====         =====         =====

         Actuarial assumptions used for the measurement of the NPPBC for the postretirement benefit plan for 1999, 1998 and 1997 were as follows:


                                                               1999      1998       1997
                                                             -------    ------     ------

               Discount rate                                 6.65%      6.70%      7.25%
               Long term rate of return on plan
                   assets, net of tax                        7.15%      5.83%      5.89%
               Assumed health care cost trend rate:
                   Initial rate                             15.00%     12.00%     11.00%
                   Ultimate rate                             5.50%      6.00%      6.00%
                   Uniform declining period                 5 Years   12 Years   12 Years


         For the postretirement benefit plan as a whole, a one percentage point increase or decrease in the assumed health care cost trend rate would have no impact on the APBO as of December 31, 1999 and have no impact on the NPPBC for the year ended December 31, 1999.

(10) Shareholder's Equity, Regulatory Risk-Based Capital, Retained Earnings and Dividend Restrictions

         Ohio, NLIC's and NLAIC's state of domicile, imposes minimum risk-based capital requirements that were developed by the NAIC. The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of the company's regulatory total adjusted capital, as defined by the NAIC, to its authorized control level risk-based capital, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. NLIC and NLAIC each exceed the minimum risk-based capital requirements.

         The statutory capital and surplus of NLIC as of December 31, 1999, 1998 and 1997 was $1.35 billion, $1.32 billion and $1.13 billion, respectively. The statutory net income of NLIC for the years ended December 31, 1999, 1998 and 1997 was $276.2 million, $171.0 million and $111.7 million, respectively.

         The Company is limited in the amount of shareholder dividends it may pay without prior approval by the Department. As of December 31, 1999 $40.2 million of dividends could be paid by NLIC without prior approval.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                         (a wholly owned subsidiary of
                      Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued



         In addition, the payment of dividends by NLIC may also be subject to restrictions set forth in the insurance laws of New York that limit the amount of statutory profits on NLIC's participating policies (measured before dividends to policyholders) that can inure to the benefit of the Company and its shareholder.

         The Company currently does not expect such regulatory requirements to impair its ability to pay operating expenses and shareholder dividends in the future.

(11)     Transactions With Affiliates

         During second quarter 1999 the Company entered into a modified coinsurance arrangement to reinsure the 1999 operating results of an affiliated company, Employers Life Insurance Company of Wausau (ELOW) retroactive to January 1, 1999. In September 1999, NFS acquired ELOW for $120.8 million and immediately merged ELOW into NLIC terminating the modified coinsurance arrangement. Because ELOW was an affiliate, the Company accounted for the merger similar to poolings-of-interests; however, prior period financial statements were not restated due to immateriality. The reinsurance and merger combined contributed $1.46 million to year to date net income.

         The Company has a reinsurance agreement with NMIC whereby all of the Company's accident and health business is ceded to NMIC on a modified coinsurance basis. The agreement covers individual accident and health business for all periods presented and group and franchise accident and health business since July 1, 1999. Either party may terminate the agreement on January 1 of any year with prior notice. Prior to July 1, 1999 group and franchise accident and health business and a block of group life insurance policies were ceded to ELOW under a modified coinsurance agreement. Under a modified coinsurance agreement, invested assets are retained by the ceding company and investment earnings are paid to the reinsurer. Under the terms of the Company's agreements, the investment risk associated with changes in interest rates is borne by the reinsurer. Risk of asset default is retained by the Company, although a fee is paid to the Company for the retention of such risk. The ceding of risk does not discharge the original insurer from its primary obligation to the policyholder. The Company believes that the terms of the modified coinsurance agreements are consistent in all material respects with what the Company could have obtained with unaffiliated parties. Revenues ceded to NMIC and ELOW for the years ended December 31, 1999, 1998 and 1997 were $193.0 million, $216.9 million, and $315.3 million, respectively, while benefits, claims and expenses ceded were $216.9 million, $259.3 million, and $326.6 million, respectively.

         Pursuant to a cost sharing agreement among NMIC and certain of its direct and indirect subsidiaries, including the Company, NMIC provides certain operational and administrative services, such as sales support, advertising, personnel and general management services, to those subsidiaries. Expenses covered by such agreement are subject to allocation among NMIC and such subsidiaries. Measures used to allocate expenses among companies include individual employee estimates of time spent, special cost studies, salary expense, commission expense and other methods agreed to by the participating companies that are within industry guidelines and practices. In addition, beginning in 1999 Nationwide Services Company, a subsidiary of NMIC, provides computer, telephone, mail, employee benefits administration, and other services to NMIC and certain of its direct and indirect subsidiaries, including the Company, based on specified rates for units of service consumed. For the years ended December 31, 1999, 1998 and 1997, the Company made payments to NMIC and Nationwide Services Company totaling $124.1 million, $95.0 million, and $85.8 million, respectively. In addition, the Company does not believe that expenses recognized under these agreements are materially different than expenses that would have been recognized had the Company operated on a stand-alone basis.

         The Company leases office space from NMIC and certain of its subsidiaries. For the years ended December 31, 1999, 1998 and 1997, the Company made lease payments to NMIC and its subsidiaries of $9.9 million, $8.0 million and $8.4 million, respectively.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                         (a wholly owned subsidiary of
                      Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


         The Company also participates in intercompany repurchase agreements with affiliates whereby the seller will transfer securities to the buyer at a stated value. Upon demand or a stated period, the securities will be repurchased by the seller at the original sales price plus a price differential. Transactions under the agreements during 1999 and 1998 were not material. The Company believes that the terms of the repurchase agreements are materially consistent with what the Company could have obtained with unaffiliated parties.

         The Company and various affiliates entered into agreements with Nationwide Cash Management Company (NCMC), an affiliate, under which NCMC acts as a common agent in handling the purchase and sale of short-term securities for the respective accounts of the participants. Amounts on deposit with NCMC were $411.7 million and $248.4 million as of December 31, 1999 and 1998, respectively, and are included in short-term investments on the accompanying consolidated balance sheets.

         As part of certain restructuring activities that occurred prior to the March 1997 IPO, the Company paid a dividend valued at $485.7 million to Nationwide Corp. on January 1, 1997 consisting of the outstanding shares of common stock of ELOW, National Casualty Company (NCC) and West Coast Life Insurance Company (WCLIC). Also, on February 24, 1997, the Company paid a dividend to NFS, and NFS paid an equivalent dividend to Nationwide Corp., consisting of securities having an aggregate fair value of $850.0 million. The Company recognized a gain of $14.4 million on the transfer of securities.

         Certain annuity products are sold through three affiliated companies, which are also subsidiaries of NFS. Total commissions and fees paid to these affiliates for the three years ended December 31, 1999 were $56.0 million, $60.0 million and $66.1 million, respectively.

(12)     Bank Lines of Credit

         NFS, NLIC and NMIC are parties to a $600.0 million revolving credit facility which provides for a $600.0 million loan over a five year term on a fully revolving basis with a group of national financial institutions. The credit facility provides for several and not joint liability with respect to any amount drawn by any party. NFS, NLIC and NMIC pay facility and usage fees to the financial institutions to maintain the revolving credit facility. As of December 31, 1999 the Company had no amounts outstanding under the agreement.

(13)     Contingencies

         On October 29, 1998, the Company was named in a lawsuit filed in Ohio state court related to the sale of deferred annuity products for use as investments in tax-deferred contributory retirement plans (Mercedes Castillo v. Nationwide Financial Services, Inc., Nationwide Life Insurance Company and Nationwide Life and Annuity Insurance Company). On May 3, 1999, the complaint was amended to, among other things, add Marcus Shore as a second plaintiff. The amended complaint is brought as a class action on behalf of all persons who purchased individual deferred annuity contracts or participated in group annuity contracts sold by the Company and the other named Company affiliates which were used to fund certain tax-deferred retirement plans. The amended complaint seeks unspecified compensatory and punitive damages. No class has been certified. On June 11, 1999, the Company and the other named defendants filed a motion to dismiss the amended complaint. On March 8, 2000, the court denied the motion to dismiss the amended complaint filed by the Company and other named defendants. The Company intends to defend this lawsuit vigorously.

(14)     Segment Information

         The Company uses differences in products as the basis for defining its reportable segments. The Company reports three product segments:
         Variable Annuities, Fixed Annuities and Life Insurance.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                         (a wholly owned subsidiary of
                      Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued



         The Variable Annuities segment consists of annuity contracts that provide the customer with access to a wide range of investment options, tax-deferred accumulation of savings, asset protection in the event of an untimely death, and flexible payout options including a lump sum, systematic withdrawal or a stream of payments for life. The Company's variable annuity products consist almost entirely of flexible premium deferred variable annuity contracts.

         The Fixed Annuities segment consists of annuity contracts that generate a return for the customer at a specified interest rate fixed for a prescribed period, tax-deferred accumulation of savings, and flexible payout options including a lump sum, systematic withdrawal or a stream of payments for life. Such contracts consist of single premium deferred annuities, flexible premium deferred annuities and single premium immediate annuities. The Fixed Annuities segment includes the fixed option under variable annuity contracts.

         The Life Insurance segment consists of insurance products, including variable universal life insurance and corporate-owned life insurance products, that provide a death benefit and may also allow the customer to build cash value on a tax-deferred basis.

         In addition to the product segments, the Company reports corporate revenue and expenses, investments and related investment income supporting capital not specifically allocated to its product segments, revenues and expenses of its investment advisor subsidiary, revenues and expenses related to group annuity contracts sold to Nationwide Insurance employee and agent benefit plans and all realized gains and losses on investments in a Corporate and Other segment.

         During 1999 the Company revised the allocation of net investment income among its Life Insurance and Corporate and Other segments. Also, certain amounts previously reported as other income were reclassified to operating expense. Amounts reported for prior periods have been restated to reflect these changes.

         The following table summarizes the financial results of the Company's business segments for the years ended December 31, 1999, 1998 and 1997.

                                                  Variable      Fixed        Life      Corporate
         (in millions)                            Annuities    Annuities   Insurance   and Other      Total
         ------------------------------------     ---------    ---------   ---------   ---------    ---------
         1999:
         Net investment income (1)                $   (41.5)   $ 1,134.5    $  253.1    $  174.7    $ 1,520.8
         Other operating revenue                      668.2         43.4       393.0        77.8      1,182.4
                                                  ---------    ---------    --------    --------    ---------
            Total operating revenue (2)               626.7      1,177.9       646.1       252.5      2,703.2
                                                  ---------    ---------    --------    --------    ---------
         Interest credited to policyholder
            account balances                             --        837.5       130.5       128.3      1,096.3
         Amortization of deferred policy
            acquisition costs                         162.8         49.7        60.1          --        272.6
         Other benefits and expenses                  173.6        113.5       334.7        94.4        716.2
                                                  ---------    ---------    --------    --------    ---------
            Total expenses                            336.4      1,000.7       525.3       222.7      2,085.1
                                                  ---------    ---------    --------    --------    ---------
         Operating income before
            federal income tax                        290.3        177.2       120.8        29.8        618.1
         Realized losses on investments                  --           --          --       (11.6)       (11.6)
                                                  ---------    ---------    --------    --------    ---------
         Consolidated income before
            federal tax expense                   $   290.3    $   177.2    $  120.8    $   18.2    $   606.5
                                                  =========    =========    ========    ========    =========
         Assets as of year end                    $62,599.7    $17,134.8    $6,616.7    $6,324.7    $92,675.9
                                                  =========    =========    ========    ========    =========

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                         (a wholly owned subsidiary of
                      Nationwide Financial Services, Inc.)

              Notes to Consolidated Financial Statements, Continued


                                                    Variable           Fixed            Life         Corporate
         (in millions)                              Annuities         Annuities       Insurance       and Other         Total
         ------------------------------------       ---------         ---------       ---------       ---------       ---------
         1998:
         Net investment income (1)                  $   (31.3)        $ 1,116.6        $  225.6        $  170.7        $ 1,481.6
         Other operating revenue                        532.9              35.7           318.5            78.6            965.7
                                                    ---------         ---------        --------        --------        ---------
            Total operating revenue (2)                 501.6           1,152.3           544.1           249.3          2,447.3
                                                    ---------         ---------        --------        --------        ---------
         Interest credited to policyholder
            account balances                               --             828.6           115.4           125.0          1,069.0
         Amortization of deferred policy
            acquisition costs                           123.9              44.2            46.4              --            214.5
         Other benefits and expenses                    159.3             104.2           293.5            78.1            635.1
                                                    ---------         ---------        --------        --------        ---------
            Total expenses                              283.2             977.0           455.3           203.1          1,918.6
                                                    ---------         ---------        --------        --------        ---------
         Operating income before federal
             income tax                                 218.4             175.3            88.8            46.2            528.7
         Realized gains on investments                     --                --              --            28.4             28.4
                                                    ---------         ---------        --------        --------        ---------
         Consolidated income before
            federal tax expense                     $   218.4         $   175.3        $   88.8        $   74.6        $   557.1
                                                    =========         =========        ========        ========        =========
         Assets as of year end                      $47,668.7         $15,215.7        $5,187.6        $6,270.1        $74,342.1
                                                    =========         =========        ========        ========        =========

         1997:
         Net investment income (1)                  $   (26.8)        $ 1,098.2        $  184.9        $  152.9        $ 1,409.2
         Other operating revenue                        413.9              43.2           283.4            56.6            797.1
                                                    ---------         ---------        --------        --------        ---------
            Total operating revenue (2)                 387.1           1,141.4           468.3           209.5          2,206.3
                                                    ---------         ---------        --------        --------        ---------
         Interest credited to policyholder
            account balances                               --             823.4            78.5           114.7          1,016.6
         Amortization of deferred policy
            acquisition costs                            87.8              39.8            39.6              --            167.2
         Benefits and expenses                          148.4             108.7           283.5            63.1            603.7
                                                    ---------         ---------        --------        --------        ---------
            Total expenses                              236.2             971.9           401.6           177.8          1,787.5
                                                    ---------         ---------        --------        --------        ---------
         Operating income before federal
             income tax                                 150.9             169.5            66.7            31.7            418.8
         Realized gains on investments                     --              --                --            11.1             11.1
                                                    ---------         ---------        --------        --------        ---------
         Consolidated income before
            federal tax expense                     $   150.9         $   169.5        $   66.7        $   42.8        $   429.9
                                                    =========         =========        ========        ========        =========
         Assets as of year end                      $35,278.7         $14,436.3        $3,901.4        $6,174.3        $59,790.7
                                                    =========         =========        ========        ========        =========

----------
        (1) The Company's method of allocating net investment income results in a charge (negative net investment income) to the Variable Annuities segment which is recognized in the Corporate and Other segment. The charge relates to non-invested assets which support this segment on a statutory basis.
        (2)  Excludes realized gains and losses on investments.

         The Company has no significant revenue from customers located outside of the United States nor does the Company have any significant long-lived assets located outside the United States.

                           PART II - OTHER INFORMATION

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

The facing sheet.

Cross-reference to items required by Form N-8B-2.


The prospectus consisting of 123 pages.


Representations and Undertakings.

Independent Auditors' Consent.

Signatures.



The following exhibits required by Forms N-8B-2 and S-6:

1.       Power of Attorney dated April 5, 2000 - Attached hereto.

2. Resolution of the Depositor's Board of Directors authorizing the establishment of the Registrant, adopted - *


3. Distribution Contracts - Filed previously with Pre-Effective Amendment No. 1 to the Registration Statement (1933 Act File No. 333-94037, 1940 Act File No. 811-08301).


4.       Form of Security - *

5.       Articles of Incorporation of Depositor - *


6. Application Form of Security - Filed previously with Pre-Effective Amendment No. 1 to the Registration Statement (1933 Act File No. 333-94037, 1940 Act File No. 811-08301).


7. Opinion of Counsel - Filed with initial registration statement on Form S-6 (1933 Act File No. 333-94037, File No. 811-08301).


*Filed previously with Registration Statement (File No. 811-5311) and is hereby incorporated by reference.

REPRESENTATIONS AND UNDERTAKINGS

The Registrant and Nationwide hereby make the following representations and undertakings:

(a) This filing is made pursuant to Rules 6c-3 and 6e-3(T) under the Investment Company Act of 1940 (the "Act"). The Registrant and Nationwide elect to be governed by Rule 6e-3(T)(b)(13)(i)(A) under the Act with respect to the policies described in the prospectus. The policies have been designed in such a way as to qualify for the exemptive relief from various provisions of the Act afforded by Rule 6e-3(T).

(b) Paragraph (b) (13) (iii) (F) of Rule 6e-3(T) is being relied on for the deduction of the mortality and expense risk charges ("risk charges") assumed by Nationwide under the policies. Nationwide represents that the risk charges are within the range of industry practice for comparable policies and reasonable in relation to all of the risks assumed by the issuer under the policies. Actuarial memoranda demonstrating the reasonableness of these charges are maintained by Nationwide, and will be made available to the Securities and Exchange Commission (the "Commission") on request.

(c) Nationwide has concluded that there is a reasonable likelihood that the distribution financing arrangement of the separate account will benefit the separate account and the contractholders and will keep and make available to the Commission on request a memorandum setting forth the basis for this representation.

(d) Nationwide represents that the separate account will invest only in management investment companies which have undertaken to have a board of directors, a majority of whom are not interested persons of Nationwide, formulate and approve any plan under Rule 12b-1 to finance distribution expenses.

(e) Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the Registrant hereby undertakes to file with the Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

(f) The fees and charges deducted under the policy in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Nationwide.

                          INDEPENDENT AUDITORS' CONSENT


The Board of Directors of Nationwide Life Insurance Company and Contract Owners of Nationwide VLI Separate Account-4:




We consent to the use of our reports included herein and to the reference to our firm under the heading "Experts" in the Prospectus.



                                                                        KPMG LLP


Columbus, Ohio

June 20, 2000

                                   SIGNATURES


As required by the Securities Act of 1933, the Registrant, Nationwide VLI Separate Account - 4, has caused this Pre-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf in the City of Columbus, and State of Ohio, on this 31st day of July, 2000.


                              NATIONWIDE VLI SEPARATE ACCOUNT-4
                              ---------------------------------
                                         (Registrant)

(Seal)                        NATIONWIDE LIFE INSURANCE COMPANY
Attest:                       ---------------------------------
                                         (Depositor)


By:  /s/ GLENN W. SODEN       By:    /s/ STEVEN SAVINI
------------------------      ---------------------------------
         Glenn W. Soden                  Steven Savini
      Assistant Secretary


Pursuant to the requirements of the Securities Act of 1933, this Effective Amendment No. 2 to the Registration Statement has been signed below by the following persons in the capacities indicated on the 31st day of July, 2000.



               SIGNATURE                                 TITLE
LEWIS J. ALPHIN                                        Director
----------------------------------------
Lewis J. Alphin

A. I. BELL                                             Director
----------------------------------------
A. I. Bell

NANCY C. BREIT                                         Director
----------------------------------------
Nancy C. Breit

KENNETH D. DAVIS                                       Director
----------------------------------------
Kenneth D. Davis

KEITH W. ECKEL                                         Director
----------------------------------------
Keith W. Eckel

WILLARD J. ENGEL                                       Director
----------------------------------------
Willard J. Engel

FRED C. FINNEY                                         Director
----------------------------------------
Fred C. Finney

JOSEPH J. GASPER                             President and Chief Operating
----------------------------------------           Officer and Director
Joseph J. Gasper

W. G. JURGENSEN                              Chief Executive Officer - Elect
----------------------------------------              and Director
W. G. Jurgensen

DIMON R. MCFERSON                             Chairman and Chief Executive
----------------------------------------         Officer and Director
Dimon R. McFerson

DAVID O. MILLER                                Chairman of the Board and
----------------------------------------               Director
David O. Miller

YVONNE L. MONTGOMERY                                   Director
----------------------------------------
Yvonne L. Montgomery

ROBERT A. OAKLEY                          Executive Vice President and Chief
----------------------------------------           Financial Officer
Robert A. Oakley

RALPH M. PAIGE                                         Director
----------------------------------------
Ralph M. Paige

JAMES F. PATTERSON                                     Director
----------------------------------------
James F. Patterson

ARDEN L. SHISLER                                       Director                         By /s/ STEVEN SAVINI
----------------------------------------                                            -----------------------------
Arden L. Shisler                                                                            Steven Savini
                                                                                          Attorney-in-Fact
ROBERT L. STEWART                                      Director
----------------------------------------
Robert L. Stewart